EXHIBIT 99.3
Company Extract
(February 10, 2011)

Exhibit 99.3

SUMMARY

Overview

We are a leading vertically integrated manufacturer of photovoltaic, or PV, products and a leading manufacturer of solar wafers in terms of capacity. While our historical strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems and solutions. Our solar module business has grown to represent a significant portion of our revenue. We intend to continue to pursue our strategy of increasing our vertical integration by further expanding our business.

Our production facilities are primarily located in Xinyu City, Jiangxi Province, China.

Wafer Production.  We manufacture and sell multicrystalline and monocrystalline solar wafers globally to manufacturers of solar cells and solar modules. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. In addition, we provide wafer processing services, producing wafers for customers who provide polysilicon materials to us. As of September 30, 2010 and December 31, 2010, we had an annualized solar wafer production capacity of approximately 2.6 gigawatts, or GW, and 3.0 GW, respectively. By the end of 2011, we plan to expand our annualized solar wafer capacity to 3.6 GW.

Polysilicon Production.  As part of our vertical integration strategy, we have constructed two polysilicon plants near our wafer production facilities, and currently have an aggregate installed annualized polysilicon production capacity of 11,000 metric tons, or MT, at these two plants and have the capability to produce both solar-grade and semiconductor-grade polysilicon. We intend to increase our total installed annualized polysilicon production capacity to 18,000 MT by the end of 2011 through the completion and expansion of our two plants. As part of our strategy to reduce wafer production costs, we intend to consume a portion of our polysilicon output in our wafer production as determined by our internal demand.

Module and Cell Production.  In recent years, we have expanded into the manufacturing of solar modules and cells. In the third quarter of 2009, we commenced commercial sales of our solar modules to developers, distributors and system integrators. As of September 30, 2010 and December 31, 2010, we had an annualized solar module production capacity of 760 MW and 1.5 GW, respectively. Our modules have been certified in various European countries and the U.S. We plan to develop and expand our module business to approximately 2.6 GW by the end of 2011, through further development of our in-house production capacity and potential acquisitions.

Although we currently outsource the majority of our cell requirements from third parties, we commenced solar cell production in the third quarter of 2010, with the installation and trial run of our first solar cell production line in our Xinyu City facilities. As of September 30, 2010 and December 31, 2010, we had an annualized solar cell production capacity of 120 MW and 180 MW, respectively. We plan to expand our annualized solar cell production capacity to 1.26 GW by the end of 2011. As part of our planned expansion of our module and cell production capacity, in August 2010, we began construction of a solar cell and module manufacturing facility in Anhui Province. This facility is expected to have a total annualized production capacity of 1.0 GW of crystalline-based solar cells and 500 MW of solar modules. We expect production at this facility to commence in the second quarter of 2011.

Solar Power Plant Development.  We design and develop solar power projects in Europe and China, and may enter additional markets. We develop solar projects both on our own and through joint ventures and project partnerships. We develop these projects with the intent of selling them to third parties upon completion of their development. We also provide engineering, procurement and construction, or EPC, services for solar projects. To further grow our solar power business, in January 2011, we entered into an agreement to acquire a 70% interest in Solar Power, Inc., or SPI, a California-based solar power system company.

Our principal PV product customers, in terms of net sales for the nine-month period ended September 30, 2010, include JA Solar Holdings Co., Ltd., or JA Solar, Q-Cells AG, or Q-Cells, MEMC Electronic Materials Inc.,

or MEMC, Hyundai Heavy Industries Co., Ltd., or Hyundai, Gintech Energy Corporation, or Gintech, Conergy Solar Module GmbH., or Conergy, and Trina Solar Ltd., or Trina Solar. In October 2010 we signed a memorandum of understanding with BYD Company Limited, or BYD, to supply polysilicon to BYD under a long-term supply agreement.

For the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, we had total net sales of $523.9 million, $1,643.5 million, $1,098.0 million and $1,588.5 million, respectively. During the years ended December 31, 2007 and 2008, we had net income of $144.1 million and $66.4 million, respectively. For the year ended December 31, 2009, we recorded a net loss of $234.0 million, and for the nine-month period ended September 30, 2010, we had net income of $147.2 million.

Our Strengths

We believe that our rapid growth and strong market position are largely attributable to the following competitive strengths:

•	vertically integrated capabilities;

•	leading solar wafer manufacturer;

•	in-house polysilicon production;

•	cost-effective production; and

•	strong and diversified customer base.

Our Strategies

Our principal objective is to further strengthen our position as a leading manufacturer of PV products by increasing our production capacity and strengthening our cost competitiveness. We intend to achieve this objective by pursuing the following strategies:

•	maintain our cost leadership position;

•	continue to expand and strengthen our in-house polysilicon capabilities;

•	continue to vertically integrate our capabilities downstream;

•	further expand our branded module business by strengthening our scale, marketing and development teams; and

•	consider various strategic alternatives.

Our Challenges

We face challenges in our business operations, as discussed in the section entitled “Risk Factors.”

Our Corporate Structure

Our principal operating subsidiary, Jiangxi LDK Solar Hi-Tech Co., Ltd., or Jiangxi LDK Solar, was incorporated in China on July 5, 2005 by Suzhou Liouxin Industry Co., Ltd., or Suzhou Liouxin, a company incorporated under the laws of China, and Liouxin Industrial Limited, a company incorporated under the laws of Hong Kong, each beneficially and wholly owned by Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We were incorporated in the Cayman Islands on May 1, 2006 by LDK New Energy Holding Limited, or LDK New Energy, a British Virgin Islands company wholly owned by Mr. Peng, to acquire all of the equity interests in Jiangxi LDK Solar from Suzhou Liouxin and Liouxin Industrial Limited. In June 2007, we completed the initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange. In July and October 2007, respectively, we incorporated two operating subsidiaries in China, Jiangxi LDK PV Silicon Technology Co., Ltd., or Jiangxi LDK Silicon, and Jiangxi LDK Solar Polysilicon Co., Ltd., or Jiangxi LDK Polysilicon, for our two polysilicon production plants in Xinyu City, Jiangxi Province.

As of the date of this extract, our corporate structure is as follows:

LDK Solar Co., Ltd.
100%
LDK Silicon & Chemical Technology Co., Ltd.(1)
100%
LDK Silicon Holding Co., Limited
100%
LDK Solar USA, Inc.
44.9%
Solar Power, Inc.(2)
100%
Solar Tax Partners 2, LLC(3)
100%
North Palm Springs Investments, LLC(3)
100%
LDK Solar International Company Limited
100%
LDK Solar Europe S.A.
100%
LDK Trading Service Germany GmbH
100%
LDK Service Italia S.R.L.
70%
Solar Green Technology S.p.A.
100%
Mi.Ca. Solare s.r.l.(3)
51%
LQ energy GmbH(3)(4)
100%
LES S.r.l.(3)
100%
LENER S.r.l.(3)
100%
LD Vert S.r.l.(3)
90%
LD Green S.R.L.(3)
LDK Solar Hi-Tech (Hong Kong) Co., Limited
100%
Overseas
China
100%
Jiangxi LDK Solar Hi-Tech Co., Ltd.
100%
LDK Solar Hi-Tech (Xinyu) Co., Ltd.
95%
LDK Solar Hi-Tech (Suzhou) Co., Ltd.
5%
33.5%
74.5%
LDK Solar Hi-Tech (Nanchang) Co., Ltd.
25.5%
100%
LDK Solar Power Technology (Xinyu) Engineering Co., Ltd.
100%
Anhui LDK New Energy Co., Ltd.
100%
LDK Solar Hi-Tech (Hefei) Co., Ltd.
15%
85%
Jiangxi LDK PV Silicon Technology Co., Ltd.
Jiangxi Sinoma New Solar Materials Co., Ltd.
100%
Jiangxi LDK Solar Polysilicon Co., Ltd.
100%
Nanchang LDK Solar Power Technology Co., Ltd.

(1)	On December 30, 2010, we and our wholly owned polysilicon-manufacturing subsidiaries entered into an agreement with China Development Bank Capital Corporation Ltd., a wholly owned subsidiary of China Development Bank Corporation, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and an investment fund affiliated with another major PRC bank in which these investors agreed to subscribe for 240 million series A redeemable convertible preferred shares of LDK Silicon & Chemical Technology Co., Ltd., or LDK Silicon, which represent, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon, for an aggregate price of $240 million. The closing of this transaction is subject to the various PRC governmental approvals relating to investments in foreign enterprises as well as corporate approvals of each party.

(2)	As of the date of this extract, we have acquired 44.9% of the issued and outstanding share capital of SPI. Subject to the terms and conditions of a stock purchase agreement we entered into with SPI on January 5, 2011, we expect to acquire series A preferred shares of SPI, representing an additional 25.1% interest of SPI’s issued and outstanding share capital on an as-converted basis.

(3)	Joint venture, partnership or company established for holding our solar power projects.

(4)	LQ energy GmbH is a jointly controlled entity incorporated under the laws of Germany.

In the ordinary course of our solar project development, we have established, and may continue to establish, joint ventures, partnerships or companies for the purpose of developing and selling these projects. As of the date of this extract, we have eight such joint ventures, partnerships or companies established under the laws of jurisdictions outside China, such as Italy, Germany and the United States. We intend to sell these projects by disposing of our interests in these joint ventures, partnerships or companies to third parties.

Currently, we are 49.8% beneficially owned by Mr. Peng, without taking into account any securities that any shareholder or option holder has the right to acquire within 60 days after the date of this extract through the exercise of any option, warrant or right. Mr. Peng maintains effective control over our business and corporate matters that require shareholders’ approval.

Summary Consolidated Financial And Operating Information

The following summary consolidated statement of operations information (other than ADS data) and summary consolidated statement of cash flows information for the years ended December 31, 2007, 2008 and 2009 and the summary consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements. The summary consolidated statement of operations information (other than ADS data) and summary consolidated statements of cash flows information for the nine-month periods ended September 30, 2009 and 2010 and the summary consolidated balance sheet information as of September 30, 2010 are derived from our unaudited condensed consolidated interim financial statements. You should read the following summary consolidated financial information in conjunction with our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this extract. We have prepared our consolidated financial statements in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

Summary Consolidated Statement of Operations Information

				Nine-Month Period Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
		(As adjusted)
	(In thousands, except per share and per ADS data)

Net sales	$523,946	$1,643,495	$1,098,038	$793,448	$1,588,471
Provision for inventory write-downs	(4,170)	(311,999)	(180,213)	(177,537)	(5,877)
Gross profit (loss)(1)	170,237	88,356	(113,583)	(143,828)	306,409
(Provision) reversal for doubtful recoveries of prepayment to suppliers and trade accounts receivable	—	(20,582)	(22,425)	(10,423)	603
Income (loss) from operations(2)	146,802	8,990	(230,132)	(214,030)	231,080
Interest expense and amortization of discount on exchangeable notes and convertible senior notes issuance costs and debt discount(3)	(9,419)	(38,162)	(50,068)	(35,634)	(70,151)
Government subsidy	3,461	19,665	26,927	17,426	5,180
Change in fair value of prepaid forward contracts	—	60,028	—	—	—
Earnings (loss) before income taxes	143,301	71,547	(254,908)	(234,623)	172,899
Net income (loss)(4)	$144,059	$66,408	$(233,996)	$(210,003)	$147,227
(Earnings) loss attributable to noncontrolling interests	—	—	(229)	60	(1,634)
Accretion of Series A, Series B and Series C preferred shares to redemption values	(4,937)	—	—	—	—
Net income (loss) attributable to our shareholders(4)	$139,122	$66,408	$(234,225)	$(209,943)	$145,593

				Nine-Month Period Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
		(As adjusted)
	(In thousands, except per share and per ADS data)

Earnings (loss) per ordinary share(4)
Basic	$1.50	$0.63	$(2.18)	$(1.97)	$1.16
Diluted	$1.37	$0.61	$(2.18)	$(1.97)	$1.16
Earnings (loss) per ADS
Basic	$1.50	$0.63	$(2.18)	$(1.97)	$1.16
Diluted	$1.37	$0.61	$(2.18)	$(1.97)	$1.16
Ordinary shares used in computation
Basic	92,674	104,994	107,238	106,817	125,621
Diluted	104,859	109,240	107,238	106,817	125,743

(1)	Gross profit (loss) for the years ended December 31, 2007, 2008 and 2009 and for the nine-month periods ended September 30, 2009 and 2010 reflected $1,772,000, $3,667,000, $3,381,000, $2,655,000 and $2,325,000 of share-based compensation expense allocated to cost of goods sold, respectively.

(2)	(Loss) income from operations for the years ended December 31, 2007, 2008 and 2009 and for the nine-month periods ended September 30, 2009 and 2010 reflected $9,390,000, $16,614,000, $14,212,000, $11,794,000 and $8,719,000 of share-based compensation expense, respectively.

(3)	Interest expense for the years ended December 31, 2007, 2008 and 2009 and for the nine-month periods ended September 30, 2009 and 2010 included zero, $14,019,000, $14,574,000, $11,015,000 and $14,326,000, respectively, related to interest and the amortization of issuance costs and debt discount of our convertible senior notes issued in April 2008.

(4)	Our PRC subsidiary, Jiangxi LDK Solar, is entitled to an exemption from PRC national enterprise income tax for at least two years and PRC local enterprise income tax for at least five years, each beginning with calendar year 2006. Without this tax holiday, our income tax expense would have increased and our net income and net income attributable to our shareholder would have been reduced by approximately $53,316,000, $5,897,000 and $26,549,000 for the years ended December 31, 2007 and 2008 and for the nine-month period ended September 30, 2010, respectively. Our basic earnings per share would have been reduced by $0.58, $0.06 and $0.21 for the years ended December 31, 2007 and 2008 and for the nine-month period ended September 30, 2010, respectively, and our diluted earnings per share would have been reduced by $0.51, $0.05 and $0.21 for the years ended December 31, 2007 and 2008 and for the nine-month period ended September 30, 2010, respectively. As Jiangxi LDK Solar incurred a loss for the year ended December 31, 2009 and the nine-month period ended September 30, 2009, the above mentioned tax holiday had no impact on our income tax expense, net loss, net loss attributable to us, basic loss per share and diluted loss per share for the year ended December 31, 2009 and the nine-month period ended September 30, 2009.

Summary Consolidated Balance Sheet Information

				As of
	As of December 31,			September 30
	2007	2008	2009	2010
		(As adjusted)
	(In thousands)

Cash and cash equivalents	$83,470	$255,523	$384,761	$571,862
Inventories	349,997	616,901	432,193	436,653
Trade accounts receivable, net	3,767	94,733	209,622	203,163
Prepayments to suppliers, net	138,193	71,214	40,784	145,647
Total current assets	741,748	1,237,642	1,386,445	1,765,021
Property, plant and equipment, net	336,763	1,697,203	2,608,725	2,845,111
Deposits for property, plant and equipment	151,233	233,296	32,529	106,118
Inventories to be processed beyond one year, net	29,981	—	10,947	3,422
Prepayments to suppliers expected to be utilized beyond one year	18,994	33,617	26,482	14,751
Total assets	1,309,986	3,373,372	4,384,209	5,070,139
Short-term borrowings and current installments of long-term borrowings	264,101	666,200	980,359	1,207,152
Advance payments from customers, current installments	141,223	256,411	199,075	230,856
Convertible senior notes, less debt discount	—	—	—	359,819
Total current liabilities	522,014	1,510,955	2,220,026	3,039,996
Long-term borrowings, excluding current installments	25,125	154,252	408,062	640,043
Advance payments from customers — non-current	67,554	487,577	177,773	153,050
Other payable due to a customer, long-term portion	—	—	172,848	22,461
Convertible senior notes, less debt discount	—	385,685	391,642	31,631
Total liabilities	616,915	2,583,505	3,507,273	3,995,993
Ordinary shares	10,604	11,311	12,977	13,263
Total equity	$693,071	$789,867	$876,936	$1,074,146

Summary Consolidated Statement of Cash Flow Information

				Nine-Month Period Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
		(As adjusted)
	(In thousands)

Net cash (used in) provided by operating activities	$(80,663)	$333,061	$18,614	$(95,160)	$338,929
Net cash used in investing activities(1)	(328,623)	(1,247,174)	(797,315)	(661,088)	(437,726)
Net cash provided by financing activities(2)	$462,324	$1,087,698	$907,315	$566,549	$284,595

(1)	Includes purchase of property, plant and equipment of approximately $305.2 million, $1,125.6 million, $750.0 million, $598.8 million and $362.1 million in 2007, 2008, 2009 and in the nine-month periods ended September 30, 2009 and 2010, respectively.

(2)	Includes proceeds from the issuance of our shares of $369.5 million, $205.1 million, $111.8 million, $0.8 million and $16.4 million in 2007, 2008, 2009 and in the nine-month periods ended September 30, 2009 and 2010, respectively and the net proceeds from the issuance of convertible senior notes of $388.7 million in 2008.

Other Financial and Operating Data

				Nine-Month Period Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
		(As adjusted)

Gross margin(1)	32.5%	5.4%	(10.3)%	(18.1)%	19.3%
Operating margin(1)	28.0%	0.5%	(21.0)%	(27.0)%	14.5%
Net margin(1)	27.5%	4.0%	(21.3)%	(26.5)%	9.3%
Net sales of wafers (in thousands)	$501,733	$1,495,034	$945,009	$705,098	$959,699
Wafers sold (in MW)	223.8	636.3	898.1	610.0	1,121.3
Average wafer selling price (per watt)	$2.24	$2.35	$1.05	$1.16	$0.86

(1)	Gross margin, operating margin and net margin represent gross profit, income from operations and net income, respectively, divided by net sales.

Our Corporate Information

Our principal executive offices are located at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China, and our telephone number is (86 790) 686-0171. Our website is www.ldksolar.com. Information contained on our website is not a part of this extract.

Other Recent Developments

Follow-on offering of 13,800,000 ADSs

On February 1, 2011, we completed a follow-on public offering of 13,800,000 ADSs, representing 13,800,000 ordinary shares of our company. We received aggregate net proceeds of approximately $164.2 million from the offering, after deducting underwriting discounts and commissions.

Agreement to sell minority stake in polysilicon business

On December 30, 2010, we and our wholly owned polysilicon-manufacturing subsidiaries entered into a definitive agreement with China Development Bank Capital Corporation Ltd., a wholly owned subsidiary of China Development Bank Corporation, or CDB, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and an investment fund affiliated with another major PRC bank.

Under the terms of the agreement, these investors agreed to subscribe for 240 million shares of series A redeemable convertible preferred shares of LDK Silicon, one of our wholly owned subsidiaries incorporated in the Cayman Islands, for an aggregate price of $240 million. The completion of this investment is still subject to various PRC governmental approvals relating to investments in foreign enterprises and the relevant corporate approvals of the parties. LDK Silicon is expected to hold all of our polysilicon businesses. These preferred shares to be issued by LDK Silicon represent, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon on a post-money basis. These preferred shares are convertible into ordinary shares of LDK Silicon at the option of the holders at an initial conversion ratio of 1:1, subject to customary anti-dilution provisions. We also agreed to pledge 15% of the equity interest in Jiangxi LDK Solar to secure our commitments under the agreement, and to compensate the investors with cash if LDK Silicon fails to achieve the net income targets described in the agreement and summarized in “Description of Material Indebtedness and Other Obligations—Agreement to Sell Minority Stake in Polysilicon Business—Cash Compensation.” The investors will not, however, be entitled to this compensation if LDK Silicon completes a qualified initial public offering (as defined in the agreement) during 2011. The investors also have the right to require us and/or LDK Silicon redeem their preferred shares at a redemption price equal to 100% of the original subscription price of $240 million, plus a 23% internal rate of return on their subscription price through the date of redemption, minus any dividends paid up to the date of redemption, if certain material events, including failure to meet net profit targets, occur prior to a qualified initial public offering or if LDK Silicon fails to consummate its qualified initial public offering within two years following the completion of the investment. The agreement provides the investors with certain veto rights over specified matters in respect of LDK Silicon, rights to access certain information relating to our polysilicon businesses, and the customary registration rights. In addition, the agreement prohibits LDK Silicon and its subsidiaries from incurring new borrowings over $20 million, making pledges or other encumbrances on the shares of itself and its subsidiaries, declaring or paying dividends, or entering into any guarantee in favor of a third party. The agreement also contains customary non-competition and non-solicitation covenants from us that lapse two years after transfer of all of our shares in LDK Silicon to other third parties. The investment is subject to certain closing conditions, including governmental and corporate approvals of each party, as well as certain conditions subsequent, including (i) the completion of the transfer of the 100% equity interests of Jiangxi LDK Silicon and Jiangxi LDK Polysilicon to LDK Silicon within three months of the completion of the investment and (ii) obtaining various miscellaneous governmental approvals in connection with such equity transfer within six months of the completion of the investment. We currently expect to close this transaction in the first quarter of 2011.

Exchange offer with respect to existing convertible senior notes

On November 24, 2010, we launched an exchange offer for up to $300 million in aggregate principal amount of our outstanding existing convertible senior notes for an equal aggregate principal amount of new convertible senior notes, and cash in an amount not greater than $100 nor less than $85, as amended, per $1,000 in principal amount of such existing convertible senior notes. We made the exchange offer to induce holders to exchange their existing convertible senior notes for new convertible senior notes which do not have a put option exercisable by holders on

April 15, 2011. Pursuant to the exchange offer, we accepted $31.9 million in aggregate principal amount of our existing convertible senior notes in the exchange offer.

Agreement to Acquire 70% of SPI

On January 5, 2011, we entered into a share purchase agreement with SPI, a California-based solar power system company, to (i) subscribe for 42,835,947 shares of common stock, representing 44.9% of SPI’s outstanding common stock upon issuance, for an aggregate purchase price of $10.7 million; (ii) subscribe for 20,000,000 shares of series A preferred stock of SPI for an aggregate purchase price of $22.2 million; and (iii) purchase certain manufacturing equipment used for the manufacture of solar modules and other solar system products for $0.4 million. As of the date of this extract, we have completed the acquisition of SPI’s 42,835,947 shares of common stock and certain of SPI’s manufacturing equipment. When we complete the subscription of the series A preferred shares in accordance with the share purchase agreement, we will own 70% of the issued and outstanding common stock of SPI on an as-if-converted basis and will control SPI on the basis of our majority voting rights and the board composition in SPI. To finance the second phase of our investment in SPI, we are currently negotiating with a PRC commercial bank to secure financing in the aggregate principal amount of approximately $23 million. In connection with this financing, (i) LDK Solar USA, Inc. will be required to pledge its shareholding in SPI to the commercial bank and (ii) the Company will be required to enter into a receivable pledge agreement in respect of a shareholder loan it made to LDK Solar USA, Inc., in favor of the commercial bank, each as the collateral for the contemplated loan. Although the Company will be the borrower of this loan, we are using our U.S. subsidiary, LDK Solar USA, Inc., as the direct holder of our acquired equity interest in SPI, through a shareholder loan from the Company to LDK Solar USA, Inc.

Conventions Applicable to this Extract

We measure our wafer production capacity in megawatt, or MW, representing 1,000,000 watts, or in gigawatt, or GW, representing 1,000 MW, each a unit of power-generating capacity. For purposes of this extract, we have assumed an average PV conversion efficiency rate of 15.3% for cells using our multicrystalline wafers. The conversion efficiency rate of a PV cell is the percentage of light energy from the sun that the cell converts into electrical energy. This conversion efficiency rate is estimated based on feedback from our selected customers and is highly dependent on the solar cell and module production processes of these customers. Based on this conversion efficiency rate, we have further assumed that, with respect to our multicrystalline wafers, each 125 by 125 millimeters, or mm, wafer we produce generates approximately 2.4 watts of power; each 150 by 150 mm wafer we produce generates approximately 3.4 watts of power; and each 156 by 156 mm wafer we produce generates approximately 3.8 watts of power.

We calculate our wafer production capacity as of any specific date based on the ingot production capacity and wafer slicing, or wafering, capacity of our equipment in operation as of that date on an annualized basis. We calculate our estimated aggregate installed annualized polysilicon production capacity by the end of any period based on the capacity of our polysilicon reactors planned to be in operation by then on an annualized basis.

For the purpose of this extract, geographical references to “China” and the “PRC” are to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, or Hong Kong, the Macau Special Administrative Region, or Macau, and Taiwan. References to “provinces” of China are to provinces or municipalities under direct administration of the PRC central government and provincial-level autonomous regions of China.

“We,” “us,” “our company” or “LDK Solar” refers to LDK Solar Co., Ltd., a Cayman Islands company, and its predecessor entities and its subsidiaries.

“IPO” refers to our initial public offering in June 2007; “IPO prospectus” refers to the final prospectus dated May 31, 2007 filed with the Securities and Exchange Commission, or the SEC.

“RMB,” “Rmb” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

We have sourced various solar industry data used in this extract from Solarbuzz LLC, or Solarbuzz, an independent solar energy industry research company. We have assumed the correctness and truthfulness of this data, including projections and estimates, when we use them in this extract.

We have approximated all the numbers in this extract to their closest round numbers. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

Unless otherwise indicated, references in this extract to:

•	“off-grid applications” are to applications of PV products to systems that operate on a stand-alone basis to provide electricity independent of an electricity transmission grid; and

•	“on-grid applications” are to applications of PV products to systems that are connected to an electricity transmission grid and feed electricity generated into the electricity transmission grid.

RISK FACTORS

Risks Relating to Our Company and Our Industry

We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern.

As of September 30, 2010, we had a working capital deficit (i.e., our total consolidated current liabilities exceeded our total consolidated current assets) of $1,275.0 million and retained earnings of $112.8 million. As of December 31, 2009, we had a working capital deficit of $833.6 million and an accumulated deficit of $32.8 million. During the nine-month period ended September 30, 2010, we recorded net income of $147.2 million as compared to a net loss of $210.0 million during the same period in 2009. As of September 30, 2010, we had cash and cash equivalents of $571.9 million, and as of December 31, 2009, we had cash and cash equivalents of $384.8 million. In each case, the majority of our cash and cash equivalents was held by our subsidiaries in China. In addition, we had short-term borrowings and current installments of our long-term borrowings totaling $1,207.2 million as of September 30, 2010, most of which were the obligations of our subsidiaries in China. We may also be required by the holders of our 4.75% convertible senior notes due 2013, approximately $359.8 million of which are outstanding as of the date of this extract, or the existing convertible senior notes, to repurchase all or a portion of their existing convertible senior notes on April 15, 2011 at a price equal to 100% of the principal amount of the existing convertible senior notes plus accrued and unpaid interest up to, but excluding, the repurchase date. These factors initially raise substantial doubt as to our ability to continue as a going concern.

The global financial markets turmoil in late 2008 and early 2009 and the tightening of credit due to the lack of liquidity negatively impacted our liquidity and our ability to obtain additional financings. In light of those developments, we financed a substantial portion of our capacity expansion by relying on short-term borrowings and prepayments from our customers. Following the improvements in the credit markets, PRC commercial banks have made short-term financing available to us, but it is almost impossible for us to secure long-term financings from them for our projects if we are unable to obtain the project approval of the National Development and Reform Commission, or NDRC, or its local counterparts, in China, certain of which we have not yet obtained. The global financial markets crisis, and the continuing lack of long-term financing in China, adversely impacted and may continue to adversely affect our liquidity, capital expenditure financing and working capital.

We are in need of additional funding to sustain our business as a going concern, and we have formulated a plan to address our liquidity problem. Our liquidity plan includes:

•	reorganizing our polysilicon business to facilitate financing, including to facilitate a recently signed but not yet closed investment of $240 million in this business;

•	obtaining additional bank financing, including the additional $947.8 million secured and unsecured short-term bank borrowings and $139.8 million of secured and unsecured long-term bank borrowings and repayments of $773.8 million, that we entered into between September 30, 2010 and January 25, 2011;

•	additional capital markets transactions, including our recently completed offering of 13,800,000 ADSs, representing 13,800,000 of our ordinary shares, in which we received net proceeds of approximately $164.2 million; and

•	lowering the cost of our capital expenditures.

For more information regarding our liquidity plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Note (1)—Principal Activities, Organization and Basis of Presentation” of our Unaudited Condensed Consolidated Interim Financial Statements for the nine-month periods ended September 30, 2009 and 2010.

We cannot assure you that we will successfully execute our liquidity plan. If we do not successfully execute this plan, we may not be able to continue as a going concern. Our consolidated financial statements do not reflect any adjustments relating to recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern. Substantial doubt about our ability to continue as a going concern could also result in the exercise of broadly drafted provisions in certain of our loan agreements that give our lenders the right to accelerate the payment of the loans in the event of a deterioration in our financial condition, which could thereby potentially trigger cross-default provisions in other loan agreements, including the indenture relating to the existing convertible senior notes, if we are unable to repay these loans upon acceleration. The occurrence of any of the foregoing events would materially and adversely affect our financial condition, results of operations and business prospects.

We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial additional indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all.

We now have, and will continue to have, a substantial amount of indebtedness. As of September 30, 2010, our total liabilities amounted to $3,996.0 million, our outstanding short-term borrowings and current installments of long-term borrowings were $1,207.2 million, our long-term borrowings, excluding current installments, were $640.0 million, and $359.8 million of our existing convertible senior notes outstanding, that constituted short-term indebtedness. Pursuant to an exchange offer, on December 29, 2010, we issued a new class of 4.75% convertible senior notes due 2013 in an aggregate principal amount of $31.918 million, or the new convertible senior notes, together with the existing convertible senior notes, the Convertible Notes. Subsequent to September 30, 2010 and up to January 25, 2011, we have obtained additional secured and unsecured short-term bank borrowings of $947.8 million, with interest rates ranging from 0.284% to 5.841%, and secured and unsecured long-term bank borrowings of $139.8 million, with interest rates ranging from 3.755% to 8.200% (subject to repricing annually), and repaid short-term borrowings and current installments of long-term borrowings totaling $773.8 million. We may from time to time incur substantial additional indebtedness. If we or our subsidiaries incur additional debt, the risks that we face as a result of our indebtedness and leverage could intensify. Our substantial existing indebtedness and any increase in the amount of our indebtedness could adversely affect our financial condition and we may not be able to generate sufficient cash to service our indebtedness. For example, our substantial existing debt and the incurrence of additional debt could:

•	limit our ability to satisfy our obligations under the Convertible Notes and other debt;

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flows to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in the businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors with less debt;

•	limit our ability to borrow additional funds and impose additional financial and other restrictive covenants on us; and

•	increase the cost of additional financing.

Because the majority of our indebtedness is short-term indebtedness, we may suffer a near-term liquidity problem if we are unable to refinance these borrowings as they become due. As of December 31, 2009 and September 30, 2010, our outstanding short-term borrowings (including current installments of long-term borrowings) were $980.4 million and $1,207.2 million, respectively, and our short-term borrowings (excluding the current portion of long-term borrowings) bore a weighted average interest rate of 4.368% and 4.449%, respectively. In addition, as of September 30, 2010, we had indebtedness of $359.8 million in respect of our existing convertible senior notes with an interest rate of 4.75% due 2013 that constituted short-term indebtedness. We may be required by the holders of existing convertible senior notes to repurchase all or a portion of these notes on April 15, 2011 at a price equal to 100% of the principal amount plus any accrued and unpaid interest up to, but excluding, the repurchase date. We also had an outstanding balance of $271.8 million in short-term and long-term borrowings guaranteed by related parties as of September 30, 2010. Generally, our short-term loans contain no specific renewal terms, although we have historically negotiated renewals of some of our loans shortly before they would mature. However, we cannot assure you that we will be able to renew our loans in the future as they mature. If we are unable to obtain renewals of any future loans or sufficient alternative funding on reasonable terms, we will have to repay these borrowings.

In addition to our debt, pursuant to the terms of an agreement to sell a minority stake in our polysilicon business to several investors in the form of preferred shares in LDK Silicon for $240 million, we and/or LDK Silicon may be required to redeem those preferred shares, representing, on an as-converted basis, approximately 18.46% of its aggregate issued and outstanding share capital on a post-money basis. The investors under this agreement have the right to require us and/or LDK Silicon to redeem these preferred shares at a redemption price equal to 100% of the subscription price plus a 23% investment internal rate of return if certain material events, including our failure to meet net profit targets, occur prior to a qualified initial public offering (as defined in the agreement) or if LDK Silicon fails to complete its qualified initial public offering within two years of the closing of the investment. We currently expect to complete this transaction in the first quarter of 2011. See “Description of Material Indebtedness and Other Obligations—Agreement to Sell Minority Stake in Polysilicon Business.”

As discussed above in “—We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern,” obtaining additional bank financing is one element of our liquidity plan to address our liquidity problem. However, the lenders under our existing credit facilities as well as those for any new loan facilities we negotiate could terminate or refuse to fund additional borrowings, or raise the interest rates, under these facilities. In general, these facilities are subject to credit review and other conditions imposed by the lenders at the time we request additional borrowings under these facilities. In addition our failure to comply with certain covenants in our loan and guarantee agreements may make it more difficult to obtain additional borrowings. If we are unable to borrow additional amounts under our existing credit facilities or any new facilities we negotiate, we may lack sufficient financial resources to make payments on our outstanding and future debt obligations, address our liquidity problem, or fund our other cash requirements.

Our ability to generate sufficient cash to satisfy our outstanding and future debt and other obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We anticipate that our operating cash flow will be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. However, we cannot assure you that we will be able to generate sufficient cash flow for these purposes. If we are unable to service our indebtedness and other obligations, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all.

Furthermore, in December 2010, China’s central bank, the People’s Bank of China, or PBOC, raised its benchmark one-year loan interest rate by 25 basis points to 5.81% and, on February 9, 2011, PBOC raised the rate by an additional 25 basis points to 6.06%. In addition to the higher interest rate, in January 2011, PBOC increased the deposit reserve ratio requirements of China’s domestic lenders from 18.50% to 19.00%. These actions appear to mark the start of a more aggressive phase of monetary tightening in the PRC. Further policy changes could also materially affect the cost and availability of short-term financing, our liquidity and access to capital and our ability to operate our business.

For the year ended December 31, 2007, our net cash outflow from operating activities was $80.7 million. Although we had positive net cash flow of $333.1 million, $18.6 million and $338.9 million from operating activities in the years ended December 31, 2008 and 2009 and in the nine month period ended September 30, 2010, respectively, we cannot assure you that we will have positive net cash flows from operating activities in the future. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing existing indebtedness or seeking financing from the capital markets. We cannot assure you that we would be able to implement these strategies successfully or on satisfactory terms. Any of these constraints upon us could materially and adversely affect our business, financial condition, ability to satisfy our obligations and results of operations.

Certain of our financing arrangements also impose operating and financial restrictions on our business. See the section entitled “Description of Material Indebtedness and Other Obligations.” These restrictions in our financing arrangements may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund required capital expenditures, or withstand a continuing or future downturn in our business or the general economy. Moreover, our ability to meet these financial and operating ratios and restrictions may be affected by any deterioration of our business, financial condition or results of operations or by events beyond our control. Such events could impact our ability to satisfy these ratios or restrictions and result in a violation of the terms of certain of our financial arrangements. We cannot assure you that we will be able to comply with these ratios or restrictions. Any of these factors could materially and adversely affect our ability to satisfy our obligations under the Convertible Notes and other debt.

If we fail to comply with the covenants under our loan and guarantee agreements or obtain consents or waivers in respect of any breach of these covenants, our financial condition, results of operations and business prospects may be materially and adversely affected.

Certain of our loan and guarantee agreements require the consent of the lenders before we can undertake significant corporate transactions, including the sale or disposal of assets, the pledge of assets and any increase in our registered capital. Also, Mr. Xiaofeng Peng, our chairman, chief executive officer and principal shareholder, has agreed to grant personal guarantees under certain of our loans. Some of these guarantees that Mr. Peng has provided also restrict him from granting guarantees to other lenders without the consent of the relevant lender.

We have not complied with, and may from time to time fail to comply with, certain of these covenants. In particular, we have failed to comply with the requirements that we obtain consents from our lenders prior to pledges of assets for obtaining additional loans. Mr. Peng breached the terms of some of the guarantees by extending guarantees to other lenders without consent of the relevant lenders. In response to these breaches, we have obtained consents or waivers from all the relevant lenders. However, we cannot assure you that we will succeed in obtaining consents or waivers for breaches of these covenants if we or Mr. Peng were to breach these covenants in the future. Furthermore, in connection with any future consents or waivers, our lenders may impose additional operating and financial restrictions on us and otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us.

If we or Mr. Peng were to breach certain covenants or terms of these loans or guarantees, as the case may be, and we are not able to obtain consents or waivers from the lenders or prepay these loans, these breaches could constitute an event of default under the loan agreements. As a result, repayment of the indebtedness under the relevant loan agreements may be accelerated, which may in turn require us to repay the entire principal amounts, including interest accrued, of certain other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements, including our Convertible Notes. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund our other cash requirements.

Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We require a significant amount of cash to fund our planned future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially and adversely affected.

By the end of 2011, we plan to expand our annualized production capacity of polysilicon to 18,000 MT. We produce polysilicon in two plants, the first with a designed annualized production capacity of 15,000 MT and the second with a designed annualized production capacity of 1,000 MT. Currently, our total polysilicon production capacity is 11,000 MT, representing 1,000 MT of capacity in our first plant and 10,000 MT of capacity in our second plant. We will need additional funding to finance the expansion of our first polysilicon plant to reach a production capacity of 3,000 MT of polysilicon and the construction of a third production train in our second polysilicon plant to bring it up to its designed production capacity of 15,000 MT.

During 2011, in addition to our planned polysilicon capacity expansion, we plan to expand our annualized production capacity to 3.6 GW of solar wafers, 1.26 GW of solar cells and 2.6 GW of solar modules. As of September 30, 2010, we had an annualized production capacity of 2.6 GW of solar wafers, 120 MW of solar cells and 760 MW of solar modules. As of December 31, 2010, we had further expanded our annualized production capacity to 3.0 GW of solar wafers, 180 MW of solar cells and 1.5 GW of solar modules. We will also need substantial additional funding to finance our continued solar wafer, cell and module production capacity expansion, and our working capital requirements. We will also need capital to fund our research and development, or R&D, activities to remain competitive on cost and technology. In addition, future acquisitions, expansions, market changes or other developments may require us to obtain additional financing. Historically, we have relied on equity and convertible debt offerings, substantial short-term borrowings and advance payments from customers to finance our capital expenditures, working capital requirements, and the refinancing of our outstanding indebtedness.

Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere; and

•	the speed and duration of the recovery from the global economic slowdown and financial market crisis of late 2008 and early 2009.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our strategy to increase our vertical integration will be negatively affected and our growth prospects and future profitability may be materially and adversely affected.

Failure to complete our polysilicon production facilities, to bring them up to full capacity within budget and on schedule or to produce polysilicon that meets our quality standards and cost objectives could adversely affect our results of operations and our business expansion strategies.

We produce polysilicon in two plants, the first with a designed annualized production capacity of 15,000 MT and the second with a designed annualized production capacity of 1,000 MT. We commenced the construction of our first polysilicon production plant in August 2007. This plant is located near our current solar wafer production facilities in Xinyu Hi-Tech Industrial Park. We completed the first production run in our first plant in January 2009 and intend to expand its installed annualized production capacity to 3,000 MT by the end of 2011. Our second polysilicon plant currently has an installed annualized production capacity of 10,000 MT. We produced approximately 3,061 MT of polysilicon during the nine-month period ended September 30, 2010 and expect to produce between 10,000 to 11,000 MT in 2011. In addition, we rely in large part on contractors, consultants, managers and technicians that we have hired or will hire to construct, complete, operate and maintain these plants. We also rely on equipment that we have imported or contracted to import for our polysilicon production operations. If we fail to successfully increase our aggregate production capacity to our targeted production capacity, our business expansion strategy may be adversely affected and our per unit depreciation expenses will be disproportionately higher.

In addition, polysilicon production is a capital intensive business. We have expended and will continue to expend significant financial and other resources in order to construct, start-up, test-run and ramp up this new line of business. Apart from the risks described above, our ability to successfully construct and ramp up our polysilicon production plant is subject to various other risks and uncertainties, including:

•	the need to procure additional equipment at reasonable cost and on a timely basis;

•	the need to raise additional funds to finance the construction, ramp-up and maintenance of the polysilicon plant, which we may be unable to obtain on reasonable terms or at all;

•	construction delays, delays in equipment deliveries and cost overruns;

•	our ability to install, implement and maintain the trichlorosilane, or TCS, and hydrogen chloride, or HCl, facilities and closed-loop systems for each of our polysilicon production facilities;

•	difficulties in recruiting and training additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals, including environmental approvals, for our land acquisition and plant construction by relevant government authorities. In particular, new conditions relating to entry into the polysilicon industry promulgated by the Ministry of Industry and Information Technology, NDRC and the Ministry of Environmental Protection may make it even more difficult to obtain approvals for the construction of our polysilicon plants. See also “—Our operations in China require various governmental approvals, and we do not yet have the approval of some of the governmental authorities for the full capacity of our operations, including parts of our facilities that we have already constructed and started using, and failure to obtain these approvals could adversely affect our growth and profitability.”

Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality throughout our production process, the quality and performance of our polysilicon products may be affected. If we produce defective polysilicon, or if there is a perception that our products are of substandard quality, the costs we incur in manufacturing or procuring replacement polysilicon products may increase substantially, our credibility and market reputation will be harmed and sales of our polysilicon products may be adversely affected.

If we fail to complete the expansion of our polysilicon production plants in time or operate them at their designed capacity or fail to produce polysilicon that meets our quality standards, or if the construction and ramp-up costs significantly exceed our budget, our results of operations, implementation of our vertical integration, business expansion and low-cost production strategies will be materially and adversely affected.

We may not succeed in producing polysilicon cost-effectively.

We commenced polysilicon production in the third quarter of 2009, and as of December 31, 2010 our annualized polysilicon production capacity was 11,000 MT. We have limited experience producing polysilicon and may, therefore, face significant operational challenges in our polysilicon production. The technology we use to produce polysilicon is complex and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to produce polysilicon could interrupt production, reduce yields or cause some of our polysilicon to be unusable for wafer production. If we face technological difficulties in our production of polysilicon, we may be unable to achieve cost-effective production of polysilicon to satisfy our wafer production needs. We cannot assure you that our polysilicon feedstock produced in-house will be cost-competitive.

Our ability to recycle the STC produced as a by-product from the polysilicon production process into TCS is a critical factor in reducing our production and environmental compliance costs and is principally accomplished through hydrochlorination. Currently, we apply a hydrochlorination process in a closed-loop system in our production facility. We cannot assure you that we will continue to be successful in operating this hydrochlorination process on a continuing basis or with high conversion rates. If we are unable to continually operate our hydrochlorination processes and further increase production yields and benefit from efficiencies in purchasing, manufacturing, sales and shipping, we may not be able to achieve lower costs per unit of production, which would decrease our margins and lower our profitability. Any of the foregoing factors could materially and adversely affect our business, financial condition and results of operations.

TCS is one of the most costly raw materials used in the production of polysilicon. We intend to reduce our costs of producing polysilicon by producing TCS internally. We have constructed our TCS production facilities on the sites of both of our polysilicon production plants. These facilities are designed to meet the “top-up” requirements of our closed-loop polysilicon production process. However, the production of TCS is difficult and requires strict controls over the management of raw materials and over the production process. We have no previous experience in the production of TCS. Therefore, we cannot assure you that our production of TCS will be more cost-efficient than purchasing TCS from third-party suppliers. Although we now are able to produce the vast majority of our TCS in-house, we may from time to time be required to purchase from external sources a limited amount of the TCS required for our production of polysilicon. If we are unable to source the TCS we require at a reasonable cost or at all, it could have a material adverse effect on our business, financial condition and result of operations.

Our effective production capacity and our ability to produce high volumes of polysilicon also depend on the cycle time for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, industrial accidents, electricity interruptions, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the production process to shorten cycles are unsuccessful. Moreover, any failure to achieve acceptable production levels and costs may cause our products not to be competitively priced, which could adversely affect our business, financial condition and results of operations. In addition, market prices of polysilicon are unpredictable and may fall. We cannot assure you that our efforts to reduce polysilicon production costs will be successful, and our production costs will need to be substantially reduced in order to be competitive with any decline in the prevailing market prices of polysilicon. Even if we are able to bring our production costs down, our costs of producing polysilicon will need to be substantially reduced in order to be competitive with expected prevailing market prices for purchasing polysilicon.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our business and results of operations.

Solar-grade polysilicon feedstock is an essential raw material in manufacturing our solar wafers. Until construction of our in-house polysilicon production facilities is complete and reaches its designed production capacity, our operations still depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms to supplement our in-house polysilicon production. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that used in the solar industry. Spot polysilicon prices fluctuated widely in 2008 and 2009, and dropped from a high of $450 to $475 per kilogram in May 2008 to $45 to $60 per kilogram in the fourth quarter of 2009 and rose to above $70 per kilogram in the fourth quarter of 2010, according to Solarbuzz, a third-party market research firm. Most of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition to price changes, suppliers may delay or default in their delivery obligations under the supply agreements.

Polysilicon production requires significant capital investments, and there are only a limited number of polysilicon producers in the world. These polysilicon producers provide polysilicon feedstock not only to the solar industry but also to the semiconductor industry. From time to time we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. Material or prolonged delays or defaults in polysilicon supply could adversely impact our production and delivery schedule and harm our reputation. Our suppliers of raw materials and equipment, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure a stable supply of polysilicon. As of September 30, 2010, our prepayments to polysilicon suppliers amounted to $154.2 million. Some of our suppliers have failed to meet their delivery schedule in the past. In addition, we commenced production of polysilicon in the third quarter of 2009 and sell some of this output to third-party customers. As a result of this development, and as a result the perceived competition from us, some virgin polysilicon suppliers may not supply us with polysilicon. If we fail to develop or maintain our relationships with polysilicon suppliers, or if any of our major suppliers fail or become unwilling to deliver the polysilicon we have ordered on time or at all and do not return our prepayments or encounter difficulties in their production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest, global financial market crisis, or any other reason, it may be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms.

We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do either, our business and profitability will be materially and adversely affected.

We recognized a provision for doubtful recoveries of $38.5 million and $37.9 million, respectively, for prepayments to suppliers as of December 31, 2009 and September 30, 2010. Our claims for repayment of these amounts, or any other claims against our suppliers to recover prepayments, would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. In addition, if the market price of polysilicon decreases after we prepay our suppliers, we may not be able to adjust historical payments insofar as they relate to future deliveries. Furthermore, if demand for our products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Unexpected equipment failures or accidents, including the release of hazardous materials, may lead to production curtailments or shutdowns, personal injuries, deaths or damage to properties.

Our wafer manufacturing and polysilicon production processes use equipment that requires skill and experience for safe operation, such as reactors, directional solidification system furnaces, or DSS furnaces, squarers and wire saws. Our production of polysilicon requires the use of volatile materials and chemical reactions that are sensitive to temperature, pressure and external controls to maintain safe and commercial operation. For example, in the production of polysilicon we use TCS, which is a type of chlorosilane gas that, when purified, is highly combustible upon contact with air, making it potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, electric power or cooling water supply interruptions, natural disasters or other causes. The occurrence of a catastrophic event involving TCS at one of our polysilicon production plants could disrupt or destroy a significant portion or all of our polysilicon production capacity at the facility involved for a significant period of time. In addition, these events could damage properties, cause personal injuries or even deaths. As a result of these types of accidents or events, we may experience production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, our polysilicon operations will involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials that may result in fires, explosions, spills, leakage and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage and business interruptions. We have experienced accidents at our plants, which have resulted in serious bodily injuries to a few of our employees and third-party contractors and shut-down of some of our facilities. We can not assure you that other accidents at our plants due to machinery malfunctions or mishandling of hazardous materials or other reasons will not occur in the future. Any event of these types could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities. Damage from any of these events or disruptions may not be adequately covered by insurance, and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

Increases in electricity costs or shortage or interruption of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our wafer and polysilicon manufacturing operations, and we must have a constant supply of electricity to maintain optimal production conditions. If these levels are not maintained, we may experience significant delays and disruptions in our production. With the rapid development of the PRC economy, demand for electricity has continued to increase. There have been electricity supply shortages in various regions across China, especially during the winter season when the weather is bad and during the summer peak season. For instance, in early 2008, due to severe weather conditions over a period of two weeks, the electricity supply to our plant was curtailed as a result of damage to some of the national grid lines in certain Chinese provinces, including Jiangxi. Consequently, we experienced delays in some of our shipments to customers and some of the shipments from our suppliers as a result of highway closures and power outages in various parts of China. In the summer of 2006, our production was also significantly disrupted due to power blackouts in Xinyu City. Although we have installed backup power transformer substations at our Xinyu plant site, we cannot assure you that there will not be interruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Shortages in electricity supply may disrupt our normal operations and adversely affect our profitability.

In August 2006, the government of the Xinyu Industry Development District agreed to subsidize us for our utility charges for wafer production that are in excess of Rmb 0.40 per kilowatt-hour. At the then market rate for electricity of Rmb 0.55 per kilowatt-hour, we were effectively subsidized by Rmb 0.15, or $0.02, per kilowatt-hour that we used for our wafer production. In the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, we received an aggregate of $3.1 million, $4.7 million and $4.8 million and $10.2 million, respectively, of these government subsidies. This utility arrangement was renewed for five years from April 1, 2009. Pursuant to the new arrangement, the Xinyu Industry Development District government will subsidize us for electricity usage in wafer manufacturing at Rmb 0.08 or $0.01, per kilowatt-hour. Since that new arrangement was reached, we have been recognized as a large enterprise in China, able to enjoy the current average rate of Rmb 0.578 per kilowatt-hour applicable to large enterprises. In September 2007, to support our polysilicon production in Xinyu City, the Xinyu Industry Development District government agreed to subsidize us for our utility charges for our polysilicon production in excess of Rmb 0.25 per kilowatt-hour. At the average market rate of Rmb 0.578 per kilowatt-hour as of September 30, 2010, we were effectively subsidized by Rmb 0.328, or $0.05, per kilowatt-hour that we used for our polysilicon production prior to our recognition by the PRC government as a large enterprise in China. This additional utility arrangement does not provide for an expiration date, although, the Xinyu Industry Development District government could end the arrangement at any time.

In May 2010, the State Council and various PRC governmental agencies, including NDRC, issued a series of notices and instructions designed to control energy consumption and environmental pollution. One of these initiatives aims to immediately terminate preferential electricity consumption policies adopted by local governments that may benefit high-energy-consuming and/or highly polluting enterprises in their jurisdictions, unless the local preferential electricity consumption policies have been duly approved by the designated PRC central government agencies. None of our subsidy arrangements have been approved by a central government agency. The polysilicon industry has been included in the high-energy-consuming category under these central government notices. We are currently negotiating with the relevant local government with respect to our utility subsidies under these new governmental regulations and initiatives. We cannot assure you that we will be granted or continue to receive the same or similar subsidies as we have enjoyed so far. Neither can we assure that the local government will not have to terminate or reduce the current subsidies that it has agreed to grant us as a result of these recent regulations and initiatives by the PRC central government. Polysilicon production is energy-intensive and is highly dependent on continuous electricity supply. Our results of operations will be materially and adversely affected if our electricity supply is interrupted or if our electricity costs significantly increase upon expiration, termination or adjustment of our subsidy arrangements with the government.

We have recently started to engage in the solar power project and PV-related EPC business, and we may not be successful in these new endeavors, which could adversely affect our business expansion strategies and harm our reputation.

We develop solar power projects in the United States, Europe and China and may enter additional markets for project development in the future. As of the date of this extract, we have eight such joint ventures or partnerships established under the laws of jurisdictions outside China, such as Italy, Germany and the United States. We typically expect to hold a majority equity interest in these joint ventures or project partnerships and develop these projects with the intent of selling them to third parties upon completion of their development. For substantial projects, we have also used financing from commercial banks or financial institutions. We intend to sell the projects we develop to third parties. We commenced our PV-related EPC business in China in the first quarter of 2009.

Internationally, we conduct our EPC business both on our own and in collaboration with other EPC companies, while domestically we use our own EPC capabilities. We have also been engaged in a number of solar power generation projects for sale to interested power companies. Our ability to successfully implement our solar power project and PV-related EPC business strategy is subject to various risks and uncertainties, including:

•	our lack of experience in these new businesses;

•	the need to raise additional funds to finance our new business operations, which we may be unable to obtain on reasonable terms or at all;

•	the solar power project and PV-related EPC businesses typically have longer cash conversion cycles than our existing core businesses and therefore our accounts receivable turnover time may increase;

•	our expanded warranty liabilities associated with the solar power project and PV-related EPC businesses;

•	our possible lack of competitiveness in the solar power project and PV-related EPC businesses as compared to other vertically integrated PV companies;

•	potential delays in our timetable for the development of solar projects;

•	the costs incurred in developing these solar projects may exceed our budget;

•	our ability to sell our solar power projects within targeted timelines, or at all;

•	potential conflicts with our down-stream customers as a result of our direct competition with them in the solar power project and PV-related EPC businesses; and

•	the purchase of our solar power projects requires significant capital expenditures by our customers and these customers may have difficulty in obtaining the necessary financing on acceptable terms or at all.

In addition, we will need to recruit additional skilled employees, including engineers, technicians and managers at different levels, for our successful expansion into these businesses. Our current management team has limited experience in these areas and all these factors and uncertainties could adversely affect our business expansion strategy and our chance of success in this expansion.

Our new solar power business will likely require us to make substantial equity investments in new entities and require us to obtain substantial new debt financing.

We intend to develop new solar power projects through new companies that we establish or through joint ventures or project partnerships. We expect to hold a majority equity interest in these project companies, which may require us to make substantial investments. In addition, we expect that these project companies will finance most of their project developments through debt financing. These obligations to fund these solar power development projects are expected, therefore, to make further demands on our capital expenditures and further increase our already substantial indebtedness. These capital expenditures and additional debt obligations could affect our liquidity, ability to obtain future financing or withstand any future downturn in our business or in the general economy. Any of these factors could materially and adversely affect our ability to satisfy our obligations under our Convertible Notes and other debt.

We have entered into long-term sales contracts with some of our customers that may be renegotiated at terms less favorable to us, result in the return of prepayments we have received, or which our customers may breach or otherwise fail to perform under. Any such changes, refunds or breaches may materially and adversely affect our operations and may result in costly and time-consuming litigation or other proceedings.

We have entered into long-term sales arrangements with some of our major customers. Pursuant to these arrangements, we have committed to supply each of them with specific quantities of wafers over the next few years, with some of these agreements subject to periodic negotiations of prices. We have also entered into framework agreements with other customers under which the volume and price, as well as other terms, are determined on a quarterly or annual basis or through monthly purchase orders. The global economic slowdown and crisis in the global financial markets in late 2008 and early 2009 caused a number of our customers to seek to terminate their contracts or request us to delay our shipments of wafers. At their request, we have re-negotiated various terms under the existing contractual arrangements, including contract quantity, price and delivery timetable. Through these developments, we have had to concede to terms that in some cases are less favorable to us. Under the contracts that are the subject of renegotiation, our customers may have made prepayments to us, and if we are unable to agree on mutually satisfactory terms with our customers we may have to return all or part of these prepayment amounts. Any significant deviation from the contract terms or our inability to negotiate or renegotiate acceptable quantity, price and delivery terms from time to time with our customers may disrupt our operations and materially and adversely affect our financial results.

Any litigation or arbitration arising out of customer contract renegotiations or breaches of these contracts by our customers could subject us to potentially expensive legal expenses, distract management from the day-to-day operation of our business and expose us to risks for which appropriate damages may not be awarded to or be collectable by us, any of which could materially and adversely affect our business and financial condition. For a description of certain recent litigation we are a party to, please see the subsections entitled “Business—Our Products and Services—Dispute with Q-Cells and amendment to the Q-Cells supply agreement.”

We have significantly expanded our polysilicon, wafer, solar cell and module manufacturing facilities to accommodate our expansion efforts and typically maintain a reasonable inventory of raw materials and finished goods based on our existing and projected contractual arrangements with our customers. Although we are subject to the risk of our customers not performing or attempting to renegotiate their existing contractual arrangements with us, we do not have the right to delay or renegotiate our existing procurement contracts with our polysilicon feedstock or equipment suppliers. As a result, any breach or default by our customers with respect to their contractual arrangements with us may result in our bearing any related economic losses. Consequently, the non-performance of contracts by our customers could have a material adverse effect on our financial condition and results of operations.

We depend on a limited number of customers for a significant portion of product sales generally, in particular, for polysilicon and solar wafer sales; changes in customer purchase amounts, terms or patterns may cause significant fluctuations or declines in our revenues.

Our customers are mostly solar cell and module manufacturers, including JA Solar, Q-Cells, MEMC, Hyundai, Gintech, Conergy and Trina Solar. During the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, our top five customers collectively accounted for approximately 42.7%, 48.6%, 45.5% and 35.0%, respectively, of our net sales. For the year ended December 31, 2008, Q-Cells and CSI contributed 20.4%, and 8.2%, respectively, to our net sales. For the year ended December 31, 2009, Gintech and Q-Cells contributed 12.5% and 10.7%, respectively, to our net sales and for the nine-month period ended September 30, 2010, JA Solar and Q-Cells contributed 10.6% and 8.7%, respectively, to our net sales.

We expect to continue to rely on a relatively small number of customers for a significant portion of our net sales for the foreseeable future, in particular, for our net sales of our polysilicon and wafers. We cannot assure you that any of these customers will continue to purchase significant quantities of, or any, polysilicon or wafers from us. In particular in the case of wafer sales, where our customers have ceased to purchase significant quantities of wafers from us, we may have to find alternative customers for these wafers. If this trend continues, or if our customers decide to develop capabilities to produce the products they currently buy from us, our sales to these customers would be adversely affected. In addition, because of our reliance on a limited number of customers, any of the following events may cause material fluctuations or declines in our net sales and profits:

•	reductions, delays or cancellations of purchase orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payments for our products.

If we fail to develop or maintain our customer relationships with these and other customers, or if any of our major customers encounters financial or operational difficulties or reduces its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all. Some of these customers make prepayments to us, and if contracts are changed, these customers may ask for return of these prepayments. Any of these events may have an adverse effect on our revenue, profitability and cash flows.

We have limited experience and operating history in the solar module businesses outside China, and we may not be successful in our new international module sale endeavors, which could adversely affect our business expansion strategies and harm our reputation.

We commenced our down-stream solar module business in the third quarter of 2009. As of September 30, 2010 and December 31, 2010, our annualized solar module production capacity was 760 MW and 1.5 GW, respectively. We sell solar modules in the international markets, principally to solar panel makers, solar system integrators and PV wholesale distributors. Although we are expanding our solar cell production capabilities, we currently procure most of the solar cells we use in manufacturing modules primarily from third-party solar cell manufacturers. During the third quarter of 2010, we completed the installation and trial run of our first solar cell production line. As of September 30, 2010 and December 31, 2010, we had an aggregate annualized production capacity of 120 MW and 180 MW, respectively. We use all of the solar cells that we produce in our production of solar modules. Our ability to successfully implement our down-stream solar module business strategy is subject to various risks and uncertainties, including:

•	our short history in the new businesses, including the manufacture of solar cells;

•	the solar module business typically has longer cash conversion cycles with respect to inventory and therefore will lengthen accounts receivable turnover time;

•	our expanded warranty liabilities associated with the solar module business, with warranty periods of 20 to 25 years;

•	our reliance on third-party solar cell manufacturers in meeting our obligations to our module customers;

•	our ability to increase our in-house cell manufacturing capabilities;

•	potential conflicts with our down-stream customers as a result of our direct competition with them in the solar module business; and

•	new risks associated with the solar module business yet to be fully understood by the industry and market.

In addition, we will need to recruit additional skilled employees, including engineers, technicians and managers at different levels for our successful expansion into this business. Our current management team has limited experience in this area and we also face additional difficulties in staffing our overseas operations. All these factors could adversely affect our business expansion strategy and our chance of success in this expansion.

Global supply of PV products may exceed demand, which could cause our wafer, polysilicon and module prices to decline, and we may develop excess production capacity.

Prices for our wafer, polysilicon and module products are based on a variety of factors, including global prices for these products, supply and demand conditions, and the terms of our customer contracts, including sales volumes. Over the years, many PV companies have significantly increased their capacity to meet customer demand. The global economic slowdown, crisis in the global financial markets and the significant decrease in global petroleum prices in late 2008 and early 2009 have further reduced or delayed the general demand for PV products. According to Solarbuzz, global weighted wafer and module prices have declined significantly starting in 2008 and continuing through 2009, from $2.02 per watt for wafers and $3.31 per watt for modules in the fourth quarter of 2008, to $1.01 per watt for wafers and $2.37 per watt for modules in the fourth quarter of 2009. Since then, however, the prices of PV products have continued to drop as a result of depressed polysilicon prices of and excess manufacturing capacity. We believe spot market prices reached approximately $0.90 for wafers and approximately $1.90 for modules for the three months ending September 30, 2010. If the demand for PV products declines further or if the supply of PV products continues to grow, the average selling prices of our products may be materially and adversely affected.

Declining wafer prices have had a negative impact on the net realizable value of our inventories and we have had to write down the carrying value of our inventories to the extent that they are greater than their net realizable value. For the years ended December 31, 2008 and 2009 and the nine-month period ended September 30, 2010, we recognized inventory write-downs of $302.3 million, $177.8 million and $0.2 million, respectively, representing the amounts that the book value of our inventories exceeded their estimated net realizable values, primarily as a result of the decline in wafer selling prices. If PV product prices decline in the future and we are unable to lower our costs in line with the price decline, our gross margins will be adversely affected and we could be required to make additional inventory write-downs.

During 2011, we plan to expand our annualized production capacity to 18,000 MT of polysilicon, 3.6 GW of solar wafers, 1.26 GW in cells and 2.6 GW in modules. Our expansion plans have been based on our projected market demand for solar polysilicon, wafers and modules. There has been an industry-wide expansion effort to increase the overall capacity for various products along the PV supply chain. However, the past and continued expansion of production capacity by us and our competitors may result in significant excess capacity in the overall solar industry. As a result, prices for these products may decline, our utilization ratios may decrease and our results of operations and financial condition may be adversely affected.

Reduction or elimination of government subsidies and economic incentives for the PV industry could cause demand and prices for our products to decline, thus adversely affecting our business prospects and results of operations.

Growth of the PV market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives. The cost of solar power now substantially exceeds the cost of conventional power provided by electric utility grids in most locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in many European Union member states, most notably Germany, Italy, certain countries in Asia, including China, Japan and South Korea, and many of the states in Australia and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and producers of PV products. These policies are intended to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on conventional forms of energy. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons, including in response to fiscal pressures currently affecting many developed nations. Government subsidies have been reduced in a few countries, including Germany and Spain, and may be further reduced or eliminated in the future. Reductions in, or eliminations of, government subsidies and economic incentives before the PV industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. In addition, reductions in, or eliminations of, government subsidies and economic incentives may cause the prices for the products of our customers to decline and we may in turn face increased pressure to reduce the sale price of our products. To the extent any price decline cannot be offset by further reduction of our costs, our profit margin will suffer.

If we are not able to manage our growth effectively, our results of operations may be adversely affected.

We have expanded our business operations significantly over the past few years. Although we revised our expansion plan in light of the global economic slowdown and crisis in the global financial markets of late 2008 and early 2009, we still have an aggressive expansion plan for the next few years. The success of our business expansion and operational growth will depend upon, among other factors, the general economic environment for the solar industry, our success in implementing our liquidity plan, our ability to succeed in our new businesses, our ability to maintain and expand our relationships with customers, suppliers and other third parties, the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our production capacity and output, and effective recruitment, training and retention of technicians and skilled employees. We cannot assure you that the current global solar markets and prospects will continue to support our expanded production capacity or that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to competitive economic environment and pressures, and our business, results of operations and financial condition may be adversely affected.

Our customers may not prepay for their orders under agreed contractual terms, resulting in longer accounts receivable turnover cycles.

We have required certain customers to prepay a portion of the purchase price of their orders. These prepayment arrangements with our customers have historically allowed us to prepay our suppliers with less reliance on borrowings to cover our working capital cash needs. During the global economic slowdown and financial market crisis of late 2008 and early 2009 this practice was less sustainable, and, as a result, we agreed to reduce the contractual prepayments of some of our customers and accepted payment from other customers upon the delivery of our goods. Advance payments from customers decreased from $744.0 million as of December 31, 2008 to $376.8 million as of December 31, 2009, although they increased slightly to $383.9 million as of September 30, 2010. Our accounts and bills receivable decreased from $217.9 million as of December 31, 2009 to $203.6 million as of September 30, 2010. Our recent expansion into the solar module and other PV down-stream businesses has not only increased our working capital needs but has also extended our overall accounts receivable turnover time. Our module customers typically require longer payment terms as compared to our wafer customers. Our down-stream business tends to increase our inventory turnover days as compared to our wafering business. As a result, our expansion into solar module and other down-stream businesses may cause our working capital needs to significantly increase. If our working capital requirements increase, our business operations may be materially and adversely affected if we fail to raise more cash on a timely basis, or at all due to the resulting longer accounts receivable turnover cycles.

Our operations in China require various governmental approvals, and we do not yet have the approval of some of the governmental authorities for the full capacity of our operations, including parts of our facilities that we have already constructed and started using, and failure to obtain these approvals could adversely affect our growth and profitability.

Business operations of our scale require approvals by and registrations with various PRC governmental authorities, including project approvals, land use rights approvals and property rights registrations. We have obtained approval from NDRC or its local counterparts in China to produce only a portion of our planned aggregate installed annualized production capacity at our polysilicon production plants and our wafer manufacturing facilities. NDRC or its local counterparts in China have not issued approval for our planned capacity additions, including for some facilities that we have already constructed and started using. Because we do not have these approvals, we may be required to cease using them and it may not be possible to complete various formalities with government authorities in charge of various regulatory approval issues including land, buildings, urban planning, quality regulation, safety, administration for industry and commerce, customs, taxation, environmental protection, and foreign exchange administration. Although we have obtained land use rights certificates and property ownership certificates for the property underlying a majority of our manufacturing facilities, as of the date of this extract, we are still in the process of acquiring the land use rights certificates relating to properties with a total of approximately 481,159 square meters and real estate certificates relating to properties with a total of approximately 248,280 square meters, all of which are underlying certain of our polysilicon production facilities and wafer production facilities. If we fail to obtain, or experience material delay in obtaining, these land use rights certificates and property ownership certificates, our business, results of operations, and financial condition may be materially and adversely affected.

We intend to apply for such approvals from NDRC to the extent necessary for our operations and additional installed annualized production capacity in line with our expansion plan. The approval of the NDRC or its local counterpart is required before we can increase our investment to construct additional production capacity and commence construction of such facilities. In addition, the PRC government has recently issued various notices that polysilicon production in China has reached excess levels as a result of the significant investments in the sector while the global market for PV products has not kept pace with these expectations. The State Council and various PRC governmental agencies, including NDRC, issued a series of notices and instructions in May 2010 in an effort to control energy consumption and environmental pollution, in which the polysilicon industry has been identified in both the over-capacity and the high-energy-consuming categories under these central government notices. If we are not able to obtain the necessary approvals, we will not be able to achieve our planned manufacturing capacity in 2011 and beyond, which could require us to stop using facilities in excess of our approved capacity or otherwise subject our facilities to use restrictions, thereby adversely affecting our growth and profitability.

We operate in a competitive market against players who may enjoy greater resources, and we may not be able to compete successfully.

The solar manufacturing market is highly competitive. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than we do. In addition, most of our competitors manufacture solar cells or modules on a greater scale than we do. A number of our customers and suppliers are also our competitors. We have recently expanded into the downstream solar cell and module business and face a series of related risks as we have disclosed in the risk factors entitled “—We have limited experience and operating history in the solar module businesses outside China, and we may not be successful in our new international module sale endeavors, which could adversely affect our business expansion strategies and harm our reputation” and “—We have limited experience and operating history in the solar module businesses outside China, and we may not be successful in our new international module sale endeavors, which could adversely affect our business expansion strategies and harm our reputation” The key barriers to entry into our industry at present consist of availability of financing and development of technological know-how. If these barriers disappear or become more easily surmountable, new competitors may successfully and more easily enter our industry, resulting in loss of our market share and increased price competition.

We have expanded our international business operations, and our failure or inexperience in these new endeavors could adversely affect our business expansion strategies and harm our reputation.

As we engage in and expand our operations, including sales and services, outside China, these international operations expose us to a number of related risks, including:

•	difficulty with staffing and managing overseas operations;

•	fluctuations in currency exchange rates;

•	increased costs associated with developing and maintaining marketing and distribution presence in various countries;

•	providing customer service and support in these markets;

•	our ability to manage multiple sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to system integrators, end-users and installers;

•	difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, that could increase the prices of our products and services and make us less competitive in some countries.

If we are unable to effectively manage these risks relating to international operations, they could impair our ability to expand our business abroad, and our results of operations may be materially and adversely affected and our business expansion and vertical integration strategies will be materially hampered.

We compete with alternative solar technologies, and we may not be able to compete successfully.

We are currently focused on crystalline silicon solar technologies and we compete with alternative solar technologies. The PV industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products such as higher PV efficiency and larger and thinner wafers. Some companies have spent significant resources in the R&D of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of crystalline silicon PV products without compromising product quality. For example, they are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than our crystalline silicon PV products. These alternative PV products may cost less than those based on crystalline technologies while achieving a competitive level of conversion efficiency. Our founder, chairman, chief executive officer and ultimate controlling shareholder, Mr. Xiaofeng Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. After considering the available business opportunities, we have decided not to enter into the thin film module production.

In addition, further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from Siemens processes, including the one that we employ. As a result, we may need to invest significant resources in R&D to maintain our market position, keep pace with technological advances in the PV industry and effectively compete in the future. Our failure to further refine and enhance our products or to keep pace with evolving technologies and industry standards could cause our products and production facilities to become uncompetitive or obsolete, which could in turn reduce our market share and cause our net sales and profits to decline.

The PV market in general also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the PV market could suffer and our business and results of operations may be adversely affected.

We rely on a limited number of suppliers for our production equipment and consumables, and failure or delay by any of them in delivering equipment or consumables to us could adversely impact our production.

We rely on a limited number of equipment suppliers for all of our principal manufacturing equipment and spare parts, including our multicrystalline directional solidification system furnaces, or DSS furnaces, monocrystalline pullers, squarers that we use to cut ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers, and polysilicon reactors and converters that produce polysilicon with solar-grade purity. In addition, we rely on a limited number of suppliers for the consumables, such as crucibles and slurry, that we use in our wafer production. These suppliers have supplied most of our current equipment and spare parts, and we also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program, including polysilicon production. If we fail to develop or maintain our relationships with these and other equipment or consumables suppliers, or should any of our major equipment or consumables suppliers encounter difficulties in the manufacturing or shipment of its equipment or consumables to us, including due to financial difficulties or natural disasters, or otherwise fail to supply equipment or consumables according to our requirements, it will be difficult for us to find alternative providers for the equipment or consumables we need on a timely basis and on commercially reasonable terms. For example, in the first quarter of 2008, we experienced delays in the shipments of certain wafer production equipment, and these delays adversely affected the implementation of our expansion plan and our production schedule. We have entered into agreements to purchase some of our key equipment and consumables from domestic suppliers. In the event that our equipment and crucibles lead to defective or substandard products, our business, financial condition and results of operations could be adversely affected.

If we are unable to fulfill our customer orders or other commitments to customers on a timely basis, we may lose customers, our reputation may be damaged, and we may incur economic losses for breach of contracts.

We have experienced delays in fulfilling purchase orders from some of our customers due to shortages in supplies of polysilicon feedstock, constraints in our production capacity, and disruptions to our production as a result of various factors. For example, in early 2008, we experienced delays in the delivery of our products due to logistics disruptions as a result of the extraordinary snow storms in China. In addition, our ability to meet existing contractual commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our customer orders or other commitments to customers on a timely basis, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties for non-delivery or failure to meet delivery schedules or product specifications. If any of our customers invokes these clauses against us, we may need to defend against the relevant claims, which could be time-consuming and expensive. We may be found liable under these clauses and be required to pay damages.

We are exposed to various risks related to legal proceedings or claims that could adversely affect our results of operations, financial condition and reputation, and may cause loss of business.

Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We and/or our directors and officers have been and in the future may be involved in allegations, litigation or legal or administrative proceedings, including those related to alleged violations of securities laws. Regardless of the merits, responding to these matters and defending against litigation can be time consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations. Further, unfavorable outcomes from these claims or lawsuits could adversely affect our business, results of operations, or financial condition.

Our business depends on the continued services of our executive officers and key personnel and our business may be severely disrupted if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. In addition, Mr. Peng, our founder, chairman, chief executive officer and controlling shareholder, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. To the extent that Mr. Peng devotes significant time to any such projects, it may reduce his time and services devoted to our company as chairman and chief executive officer, which could materially and adversely affect our business.

Our founder, chairman, and chief executive officer, Mr. Xiaofeng Peng, has substantial control over our company and his interests may not be aligned with the interests of our shareholders.

Mr. Peng, our founder, chairman and chief executive officer, currently beneficially owns, through LDK New Energy his wholly owned British Virgin Islands company, 73,085,796 of our shares, representing approximately 49.8% of our outstanding share capital, without taking into account any securities that any shareholder or option holder has the right to acquire within 60 days after the date of this extract through the exercise of any option, warrant or right. As such, Mr. Peng will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. Mr. Peng may take actions that are not in the best interest of our company or our shareholders and other securities holders.

Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film solar technology. LDK New Energy is the beneficial owner of all of the equity interest of the thin-film solar company. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels which might not be aligned with the interests of our shareholders.

Our controlling shareholder Mr. Peng has directly or indirectly pledged a significant portion of his equity interests in our company to secure certain loan facilities. A default under these loan facilities could potentially result in a change of control of our company.

Our controlling shareholder Mr. Peng, through his wholly-owned entity, LDK New Energy, has pledged a significant portion of his equity interest (in the form of ordinary shares or ADSs) in our company to secure certain loan facilities to finance his investment in the thin-film solar project and other projects. These loan facilities also require LDK New Energy to pledge additional shares or ADSs or other collateral if the market value of the pledged shares or ADSs fall below a certain threshold. For example, the decline of the price of our ADSs on the New York Stock Exchange during May and June of 2010 triggered margin calls under these loan facilities. As of the date of this extract, LDK New Energy has pledged up to 45.5 million of our ordinary shares (including ordinary shares represented by ADSs), representing approximately 31.0% of our outstanding ordinary shares, to secure such loan facilities. Under some loan agreements, Mr. Peng has also provided unlimited personal guarantees to secure the loans. LDK New Energy and Mr. Peng may from time to time obtain additional loans that are secured by a pledge of additional equity interests (in the form of ordinary shares or ADSs) in our company to finance the thin-film solar project or for other purposes. A recurrence of the global economic slowdown and financial market crisis or similar economic developments or declines in the market value of our ADSs could trigger additional margin calls for these loan facilities. Failure or delay by LDK New Energy to promptly meet these margin calls or other default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares. In addition, if we default under the loan agreements for which Mr. Peng has provided personal guarantee, Mr. Peng’s personal property, including his shares in us, may be seized and sold by the relevant lenders. Any of these events may potentially result in a change in control of our company.

As we operate in a highly volatile industry, which is at an early stage of development and is subject to many factors which are beyond our control, our revenues may be volatile.

The PV market is at an early stage of development and the extent of acceptance of PV technology and products is uncertain. Market data on the PV industry is not as readily available as that on other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. As a result, the average selling price and the market demand for our products are highly volatile and subject to many factors which are beyond our control, including:

•	wide commercial adoption and application of PV technology;

•	cost-effectiveness, performance and reliability of PV technology and products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and economic incentives to support the development of the PV industry;

•	success of, or increased government support for, other alternative energy generation technologies, such as fuel cells, wind power, hydroelectric power and biomass energy;

•	success of solar technologies other than crystalline silicon;

•	fluctuations in economic and market conditions that affect the viability of renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	deregulation of the electric power industry and the broader energy industry; and

•	levels of capital expenditures by end-users of PV products, which tend to decrease when economic growth slows.

If the average selling price or demand for PV products decrease dramatically, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. For example, partially due to the global economic slowdown and turmoil in the global financial markets in late 2008 and early 2009, while we made a profit of $29.4 million for the three-month period ended September 30, 2009 and $93.4 million for the three-month period ended September 30, 2010, we incurred losses of $22.5 million, $216.9 million and $24.3 million, respectively, for each of the three-month periods ended March 31, 2009, June 30, 2009 and December 31, 2009.

Our strategy includes possible alliances, joint ventures, acquisitions and dispositions of assets, and restructuring of our business operations; our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy, we intend to enter into strategic acquisitions and investments and establish strategic alliances with third parties in the solar industry if suitable opportunities arise. For example, in January 2008, we acquired 33.5% of Jiangxi Sinoma New Material Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, from Xinyu Chengdong Investment and Construction Co., Ltd. for consideration of approximately Rmb 16.8 million. In April 2009, we formed a joint venture with Q-Cells to focus on solar power generation systems and the market development of such systems. In February 2010, we acquired crystalline module manufacturing equipment from Best Solar for consideration of $21.2 million and in January 2011, we entered into an agreement to acquire a 70% interest in SPI, a California-based solar power system company, for approximately $33 million. We may engage in similar or other acquisitions and investments that we believe will complement our expansion strategies, including acquisitions or investments in new technology. We may also make strategic dispositions of our assets or restructure our business operations. We may raise additional financing through the disposal of our stakes in the polysilicon plant or any other business. Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and a reduction or loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that may materially and adversely affect our business. An acquisition of a business could also expose us to the risk of assumption of unknown liabilities and other unforeseen risks.

Product defects could result in increased costs, damage to our reputation and loss of revenues and market share.

Our products may contain defects that are not detected until they have been shipped or installed. In 2007, 2008 and 2009 and during the nine-month period ended September 30, 2010, we recorded inventory write-downs of $4.2 million, $9.7 million, $2.4 million and $5.6 million, respectively, due to defects identified in certain of our products. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In each case, we are required to replace our products promptly. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain consistency and quality throughout our production process, this will result in substandard quality or performance of our products. If we deliver products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of products, our credibility and market reputation will be harmed and sales of our wafers may be adversely affected.

We are subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related SEC rules require that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual report on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement on whether or not internal control over financial reporting is effective and (ii) the opinion of our registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Our management and auditors are not permitted to conclude that our internal control over financial reporting is effective if there are one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or the PCAOB. We cannot assure you that our internal control over financial reporting will continue to be effective and that any significant deficiencies and material weakness in our internal control over financial reporting will not be identified in the future. Moreover, if we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud..We have incurred, and will continue to incur, significant costs and have used, and will continue to use, significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

If we are unable to attract, train and retain technicians and a skilled labor force, our business may be materially and adversely affected.

Our continued success depends, to a significant extent, on our ability to attract, train and retain technicians and a skilled labor force for our business. Recruiting and retaining capable technicians, particularly those with expertise in the PV industry, are vital to our success. Our principal operations are located at Xinyu City of Jiangxi Province, a relatively less developed region compared to coastal cities in China. Our location adds difficulties to our recruiting efforts. In addition, there exists substantial competition for qualified technicians in the PV industry, and there can be no assurance that we will be able to attract or retain technicians. Neither can we assure you that we will be able to recruit, train and retain skilled workers. As we have disclosed in the risk factor entitled “— We have expanded our international business operations, and our failure or inexperience in these new endeavors could adversely affect our business expansion strategies and harm our reputation,” we now face additional difficulties in staffing our overseas operations. If we fail to attract and retain qualified employees, our business and prospects may be materially and adversely affected.

Fluctuations in exchange rates could adversely affect our business.

As of September 30, 2010, a significant portion of our sales was denominated in Renminbi. As we develop our modules and solar project business, we will increase our currency exposure to euros and U.S. dollars. Our costs and capital expenditures are largely denominated in U.S. dollars and euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our financial statements are expressed in U.S. dollars, but the functional currency of our principal operating subsidiaries, which are located in China, is Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our various offerings of securities, any appreciation of Renminbi against the U.S. dollar could result in a change to our statements of operations and a reduction in the value of our

U.S. dollar-denominated assets. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results.

We incurred a net foreign currency exchange loss of $1.7 million and $0.6 million during the years ended December 31, 2007 and 2009, respectively, and we recorded a net foreign currency exchange gain of $14.5 million and $2.9 million for the year ended December 31, 2008 and during the nine-month period ended September 30, 2010, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, we entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure. However, we cannot assure you that these types of hedging activities will be effective in managing our foreign exchange risk exposure.

Compliance with environmental and safety regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

We are required to comply with all national and local regulations regarding the protection of the environment. Compliance with environmental regulations is expensive. The PRC government is adopting more stringent environmental protection regulations and the costs of complying with these regulations are expected to increase.

For each of our polysilicon production plants and solar wafer manufacturing facilities, we are required to conduct an environmental impact assessment, obtain approval of the assessment before commencing construction and complete an examination and obtain an environmental acceptance approval before we begin production. All of our plants that discharge water waste must file reports and obtain a discharge permit. We have not yet obtained all of the necessary approvals and permits for our polysilicon production plant and solar wafer manufacturing facilities currently under construction, as well as some facilities that have been completed, and we cannot assure you that we will be able to comply with all applicable environmental protection requirements, obtain these approvals and permits upon completion of the construction or commencement of commercial production on a timely basis or at all. The relevant governmental authorities may impose on us fines or deadlines to cure any non-compliance, these authorities may also order us to cease construction or production if we fail to comply with these requirements.

Our polysilicon production facilities use, generate, store, dispose of and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our R&D and production processes. We are subject to licensing requirements, regulations and periodic monitoring by local environmental protection authorities, and we are required to comply with all PRC national and local environmental protection laws and regulations. If we fail to obtain the required permits regarding hazardous chemicals and waste disposal, we will not be able to obtain an environmental acceptance approval and may not be allowed to produce. Furthermore, our polysilicon plant will use hazardous chemicals in the production process. Under PRC environmental regulations, we are required to obtain a safety appraisal approval before the construction of our polysilicon production facilities, and we are further required to undergo safety examination and obtain approval with relevant governmental authorities after we have completed the installation of our manufacturing equipment and before the polysilicon production plant commences commercial production. We must also register the hazardous chemicals to be used in the production process with the relevant authorities and to obtain safety permits, which include a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers. We have not yet obtained all of the required safety approvals and permits. If we fail to comply with present or future environmental and safety regulations, we may be subject to substantial fines or damages or suspension of our production operations, and our reputation may be harmed, which could negatively affect our results of operations and financial position.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

We are exposed to risks associated with product liability claims in the event that the use of our products results in injury. Due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or to predict the effect of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Moreover, we do not carry any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. We do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared to that offered in many other countries. Any business disruption or natural disaster could result in substantial losses and diversion of our resources.

Failure to protect our intellectual property rights, know-how and technology may undermine our competitive position.

We have developed various production process-related know-how and technologies in the production of solar wafers, ingots, polysilicon, cells and modules. We anticipate that we will also develop various production-process related know-how and technologies in the production of polysilicon over time. Know-how and technologies of this type play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of R&D programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these R&D programs will be crucial in maintaining our competitive edge in the solar wafer and polysilicon industries. We currently have 12 issued patents, four patent right grant notices, which entitle us to receive issued patents upon satisfaction of certain registration procedures, and 55 patent applications pending globally, of which 47 are pending in China. In addition, we also have two registered copyrights and four registered trademarks in China. We rely primarily on patent, trademark, trade secret, copyright law and contractual arrangements with employees to protect our intellectual property and proprietary rights. Nevertheless, these afford only limited protection and the actions that we may take to protect our intellectual property and proprietary rights may not be adequate. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor or that we will be able to effectively enforce any remedies available to us. An adverse determination in any such litigation or failure to enforce our remedies will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

Our success depends on our ability to use and develop our technology and know-how, to produce our polysilicon, solar wafers, ingots, cells and modules and to sell our polysilicon, solar wafers, ingots and modules without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. For example, in June 2008, an objection was filed against Jiangxi LDK Solar regarding its trademark “LDK.” The initial decision of the applicable trademark authority on this objection was granted in our favor in November 2010 and we are awaiting the final judgment. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products, or subject us to injunctions prohibiting the production and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such dispute.

We have granted, and may continue to grant, stock options under our stock incentive plan and our net income could be adversely impacted.

We adopted a stock incentive plan in 2006. As of the date of this extract, we have outstanding stock options under this plan with respect to 10,792,237 shares, all of which were granted to our directors, employees, consultants and service providers. During 2008 and 2010, as a result of the significant decreases in our share prices amid the global economic slowdown and financial market crisis, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options and to replace them with newly granted options with similar terms at lower exercise prices. According to Accounting Standards Codification, or ASC, Topic 718, “Share-Based Payment,” issued by the Financial Accounting Standards Board, or FASB, we are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. For the nine-month periods ended September 30, 2009 and 2010, our non-cash share-based compensation expenses amounted to $11.8 million and $8.7 million, respectively, with respect to share options granted to our employees. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plan. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province in China. A natural disaster, such as fire, floods, typhoons or earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Business Operations in China

Changes in PRC political and economic policies and conditions could adversely affect our business and prospects.

China has been, and will continue to be, our primary production base and currently almost all of our assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. Our business, prospects and results of operations may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies.

Renminbi is not a freely convertible currency at present. The PRC government regulates conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in our financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, our PRC subsidiaries may, within the scope of current account transactions, pay dividends and service debts in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies with respect to debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies may have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies since we, as a Cayman Islands holding company, rely on our operating subsidiaries in China to convert their Renminbi cash flow to service such foreign debt and to make such dividend payments. Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls. In particular, foreign exchange transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives are subject to limitations and require approvals from the relevant SAFE authorities. We have the choice, as permitted by the PRC foreign investment regulations, to invest our net proceeds from our various offerings in the form of registered capital or a shareholder loan into our PRC subsidiaries to finance our operations in China. Our choice of investment is affected by the different treatments under the relevant PRC regulations with respect to capital-account and current-account foreign exchange transactions in China. For example, our transfer of funds to our subsidiaries in China is subject to approval of PRC governmental authorities in case of an increase in registered capital, or subject to registration with PRC governmental authorities in case of a shareholder loan. These and other limitations on the flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and limit our flexibility in the management of our cash flow and financings.

The uncertain legal environment in China could have a negative impact on our business and prospects and also limit the legal protections available to you.

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, are foreign-invested enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly foreign-owned enterprises and sino-foreign joint venture enterprises in particular. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the PRC government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.

Under PRC tax laws and regulations effective prior to January 1, 2008, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-

invested enterprises to encourage foreign investments. These incentives included reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years were eligible for:

•	a two-year exemption from the national enterprise income tax from their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise income tax treatment was within the jurisdiction of the local provincial authorities as permitted under the prior PRC tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on the basis of their local conditions. The Jiangxi provincial government announced that energy companies with authorized terms of operation for more than ten years were eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.

Under these pre-existing PRC tax laws and regulations, Jiangxi LDK Solar, as a foreign-invested manufacturing enterprise, was entitled to a two-year exemption from the national enterprise income tax for 2006 and 2007 and would be subject to a reduced national enterprise income tax rate of 15% from 2008 through 2010. Likewise, Jiangxi LDK Solar was entitled to a five-year exemption from the local enterprise income tax beginning in 2006 and would be subject to a reduced local enterprise income tax rate of 1.5% from 2011 through 2015.

In March 2007, the PRC National People’s Congress enacted a new Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The EIT Law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the EIT Law and the related regulations. As a result, Jiangxi LDK Solar was subject to a reduced unified enterprise income tax rate of 12.5% from 2008 to 2010. In December 2009, Jiangxi LDK Solar was recognized by the PRC government as a “High and New Technology Enterprise” under the EIT Law and is therefore entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011. Under the EIT Law, where the transitional preferential enterprise income tax policies and the preferential policies prescribed under the EIT Law and its implementation rules overlap, an enterprise may choose the most preferential policy, but may not enjoy multiple preferential policies. Jiangxi LDK Solar chose to complete the above-mentioned 2-year-exemption-plus-3-year-50%-reduction tax holiday for the overlapping period of 2009 and 2010. As a result, Jiangxi LDK Solar will be subject to income tax at 15% for 2011 and at 25% thereafter. Our other PRC subsidiaries do not enjoy any preferential tax treatment in China. When our current tax benefits expire or otherwise become unavailable to us for any reason, including their termination by the relevant government authority, our profitability may be adversely affected.

Our business, financial condition and results of operations could be adversely affected by PRC labor laws and regulations.

The PRC labor laws and regulations have a direct impact on our business operations. In June 2007, the National People’s Congress promulgated the Labor Contract Law of China, which became effective on January 1, 2008. In September 2008, the State Council adopted the relevant rules and regulations to implement the new labor law. This labor contract law is aimed at providing employees with greater protection in their employment relationships. For example, the new labor contract law requires employers to enter into written contracts with their employees, and if an employer fails to enter into a written contract with an employee within one month after the commencement of the employment, the employer is required to pay to the employee double salary for the noncompliance period for up to one year. The new law also calls for open-ended employment contracts rather than fixed-term contracts under specified circumstances. The law further prohibits an employer from entering into a one-year or shorter-term contract with an employee if it constitutes the third consecutive renewal of the employment contract unless it is so requested by the employee. As a result of this more labor-friendly legislation, our discretion in the hiring and termination process has been significantly curtailed, which could in turn affect our overall labor costs and our ability to adjust our labor needs in response to market changes. Our business, financial condition and results of operations could therefore be adversely affected by these PRC labor laws and regulations.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises effective prior to January 1, 2008, any dividends payable by foreign-invested enterprises, such as our PRC subsidiaries, to their non-PRC investors, such as our Cayman Islands holding company, were exempt from PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares or ADSs were not subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and were not otherwise subject to PRC tax. Under the EIT Law and its implementation regulations, if our Cayman Islands holding company continues to be treated as a foreign investor, or a “non-resident enterprise” for PRC tax law purposes, dividends and distributions for earnings derived since January 1, 2008 from our PRC subsidiaries to us will be subject to a 10% withholding tax.

The EIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, it remains unclear how the tax authorities will treat an overseas enterprise such as us, which is invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents. We have not been notified by the relevant tax authorities that we are treated as a PRC resident enterprise. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a PRC resident enterprise for PRC enterprise income tax purposes and be subject to the uniform 25% enterprise income tax on our global income excluding the dividend income we receive from our PRC subsidiaries. If we are treated as such a PRC resident enterprise under the PRC tax law, we could face significant adverse tax consequences which could affect the value of your shares or ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

SAFE issued a public notice in October 2005, together with its subsequent implementation procedures and clarifications, to require PRC residents, both legal and natural persons, to register with the local SAFE branches before they establish or take control of any company outside China for the purpose of acquiring any asset of or equity interest in PRC companies and raising funds overseas. SAFE refers to such companies outside China as “offshore special purpose companies” in its notice. In addition, SAFE also requires any PRC resident that is the shareholder of an offshore special purpose company to amend its SAFE registration with respect to the offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with such SAFE registration and amendment requirements could result in liabilities under PRC law for the evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have completed registration with SAFE as required under the SAFE notice, except for registration of LDK Silicon Holding Co., Limited, which is currently in the process of registration. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of our other future beneficial owners who are PRC residents to comply with the SAFE registration requirements may subject such beneficial owners to fines and legal sanctions, and may also result in restrictions on our PRC subsidiaries in their abilities to distribute profits to us, or may otherwise materially and adversely affect our business.

All employee participants to our existing 2006 stock incentive plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC laws.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange Regarding Participation by PRC Individuals in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. It is not clear whether the Stock Option Rule covers any type of equity compensation plans or incentive plans which provide for the grant of ordinary share options or authorize the grant of restricted share awards. For plans that are so covered and are adopted by an overseas listed company, the Stock Option Rule requires the employee participants in those plans who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. In addition, the Stock Option Rule also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quotas, opening special bank accounts and filings with SAFE or its local branch before they exercise their stock options.

Although we have assisted our employees with registration with the Jiangxi branch of SAFE for our stock option plan according to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines. To date, we have not received any notice from SAFE or its local branch regarding any legal sanctions to us or our employees. Failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock option plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu and SARS.

Our business could be adversely affected by the effects of influenza A (H1N1), avian flu, SARS, or other epidemic outbreaks. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and rapidly spread into a number of countries. There have been reports of outbreaks of a highly pathogenic avian flu, caused by the H1N1 virus, in certain regions of Asia and Europe. Over the years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the outbreaks in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, could also have adverse effects of a similar scale. Any prolonged occurrence or recurrence of these contagious diseases or other adverse public health developments may have a material adverse effect on our business operations. These include limitations on our ability to travel or ship our products outside China as well as temporary closure of our production facilities for quarantine or for preventive purposes. Such closures or travel or shipment restrictions could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu, or SARS.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization (long-term debt, excluding current installments plus total shareholders’ equity) as of September 30, 2010:

•	on an actual basis;

•	on an adjusted basis to reflect our follow-on public offering of 13,800,000 ADSs; and

You should read this table in conjunction with our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 and unaudited condensed consolidated interim financial statements for the nine-month periods ended September 30, 2009 and 2010 and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2010
	Actual	As Adjusted(1)
	(In thousands)

Short-term borrowings and current installments of long-term borrowings	$1,207,152	$1,207,152
Convertible senior notes, less debt discount (current portion)(2)	359,819	359,819

Long-term borrowings, excluding current installments	640,043	640,043
Convertible senior notes, less debt discount (long-term)	31,631	31,631
Equity:
Ordinary shares, $0.10 par value; 499,580,000 shares authorized; 133,166,949 shares issued and 132,627,436 shares outstanding on an actual basis,(1) and 146,966,949 shares issued and 146,427,436 shares outstanding on an as adjusted basis	13,263	14,643
Additional paid-in capital	769,865	930,524
Statutory reserve	29,676	29,676
Accumulated other comprehensive income	108,676	108,676
Retained earnings	112,833	112,833
Total LDK Solar Co., Ltd. shareholders’ equity	1,034,313	1,196,352
Non-controlling interests	39,833	39,833

Total equity	1,074,146	1,236,185
Total capitalization	$1,745,820	$1,907,859

(1)	Adjusted to reflect our sale of 13,800,000 ADSs representing 13,800,000 of our ordinary shares, which closed on February 1, 2011 and pursuant to which we received net proceeds of $164.2 million, after deducting underwriting discounts and commissions.

(2)	The holders of the existing convertible senior notes may require us to repurchase these notes on April 15, 2011 at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, up to, but excluding, the repurchase date.

(3)	Excludes 10,740,711 ordinary shares reserved for future issuance upon the exercise of options outstanding as of September 30, 2010 granted under our 2006 stock incentive plan.

For details of our debt outstanding as of September 30, 2010, see our unaudited condensed consolidated interim financial statements for the nine-month periods ended September 30, 2009 and 2010. Subsequent to September 30, 2010, we have entered into a number of transactions that are not reflected in the table above, including the following:

•	up to January 25, 2011, obtaining additional secured and unsecured short-term bank borrowings of $947.8 million, with interest rates ranging from 0.284% to 5.841%, and secured and unsecured long-term bank borrowings of $139.8 million, with interest rates ranging from 3.755% to 8.200% (subject to repricing annually), and repayment of short-term borrowings and current installments of long-term borrowings totaling $773.8 million;

•	agreement to sell a minority stake in our polysilicon business;

•	repurchase of a 15% equity interest in Jiangxi LDK Silicon;

•	exchange offer with respect to our existing convertible notes; and

•	agreement to acquire 70% of SPI.

You may find additional information on these transactions in the section entitled “Summary—Other Recent Developments” and in Note 21 to our unaudited condensed consolidated interim financial statements for the nine-month periods ended September 30, 2009 and 2010.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statement of operations data (other than ADS data) and selected consolidated statement of cash flows data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements. The selected consolidated statement of operations data (other than ADS data) and selected consolidated statements of cash flows data for the nine-month periods ended September 30, 2009 and 2010 and the selected consolidated balance sheet data as of September 30, 2010 are derived from our unaudited condensed consolidated interim financial statements. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this extract. We have prepared our consolidated financial statements in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

We were incorporated in the Cayman Islands on May 1, 2006 as the holding company for, and currently conduct our operations through subsidiaries, primarily in China, including Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon.

As discussed in note 2 to our audited consolidated financial statements, we adopted the ASC Subtopic 470-20, “Debt with conversion and other options” on January 1, 2009 and applied its provisions retrospectively to all periods presented in respect of our existing convertible senior notes.

The table below presents our selected consolidated statement of operations data for the periods specified.

				Nine-Month Period Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
		(As adjusted)
	(In thousands, except per share and per ADS data)

Consolidated Statement of Operations Data
Net sales	$523,946	$1,643,495	$1,098,038	$793,448	$1,588,471
Provision for inventory write-downs	(4,170)	(311,999)	(180,213)	(177,537)	(5,877)
Gross profit (loss)(1)	170,237	88,356	(113,583)	(143,828)	306,409
(Provision) reversal for doubtful recoveries of prepayment to suppliers and trade accounts receivable	—	(20,582)	(22,425)	(10,423)	603
Income (loss) from operations(2)	146,802	8,990	(230,132)	(214,030)	231,080
Interest expense and amortization of discount on exchangeable notes and convertible senior notes issuance costs and debt discount(3)	(9,419)	(38,162)	(50,068)	(35,634)	(70,151)
Government subsidy	3,461	19,665	26,927	17,426	5,180
Change in fair value of prepaid forward contracts	—	60,028	—	—	—
Earnings (loss) before income taxes	143,301	71,547	(254,908)	(234,623)	172,899
Net income (loss)(4)	$144,059	$66,408	$(233,996)	$(210,003)	$147,227
(Earnings) loss attributable to noncontrolling interests	—	—	(229)	60	(1,634)
Accretion of Series A, Series B and Series C preferred shares to redemption values	(4,937)	—	—	—	—
Net income (loss) attributable to our shareholders(4)	$139,122	$66,408	$(234,225)	$(209,943)	$145,593

				Nine-Month Period Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
		(As adjusted)
	(In thousands, except per share and per ADS data)

Earnings (loss) per ordinary share(4)
Basic	$1.50	$0.63	$(2.18)	$(1.97)	$1.16
Diluted	$1.37	$0.61	$(2.18)	$(1.97)	$1.16
Earnings (loss) per ADS
Basic	$1.50	$0.63	$(2.18)	$(1.97)	$1.16
Diluted	$1.37	$0.61	$(2.18)	$(1.97)	$1.16
Ordinary shares used in computation
Basic	92,674	104,994	107,238	106,817	125,021
Diluted	104,859	109,240	107,238	106,817	125,743

(1)	Gross profit (loss) for the years ended December 31, 2007, 2008 and 2009 and for the nine-month periods ended September 30, 2009 and 2010 reflected $1,772,000, $3,667,000, $3,381,000, $2,655,000 and $2,325,000 of share-based compensation expense allocated to cost of goods sold, respectively.

(2)	(Loss) income from operations for the years ended December 31, 2007, 2008 and 2009 and for the nine-month periods ended September 30, 2009 and 2010 reflected $9,390,000, $16,614,000, $14,212,000, $11,794,000 and $8,719,000 of share-based compensation expense, respectively.

(3)	Interest expense for the years ended December 31, 2007, 2008 and 2009 and for the nine-month periods ended September 30, 2009 and 2010 included zero, $14,019,000, $14,574,000, $11,015,000 and $14,326,000, respectively, related to interest and the amortization of issuance costs and debt discount of our convertible senior notes issued in April 2008.

(4)	Our PRC subsidiary, Jiangxi LDK Solar, is entitled to an exemption from PRC national enterprise income tax for at least two years and PRC local enterprise income tax for at least five years, each beginning with calendar year 2006. Without this tax holiday, our income tax expense would have increased and our net income and net income attributable to our shareholder would have been reduced by approximately $53,316,000, $5,897,000 and $26,549,000 for the years ended December 31, 2007 and 2008 and for the nine-month period ended September 30, 2010, respectively. Our basic earnings per share would have been reduced by $0.58, $0.06 and $0.21 for the years ended December 31, 2007 and 2008 and for the nine-month period ended September 30, 2010, respectively, and our diluted earnings per share would have been reduced by $0.51, $0.05 and $0.21 for the years ended December 31, 2007 and 2008 and for the nine-month period ended September 30, 2010, respectively. As Jiangxi LDK Solar incurred a loss for the year ended December 31, 2009 and the nine-month period ended September 30, 2009, the above mentioned tax holiday had no impact on our income tax expense, net loss, net loss attributable to us, basic loss per share and diluted loss per share for the year ended December 31, 2009 and the nine-month period ended September 30, 2009.

The table below presents our selected consolidated balance sheet data as of the dates specified.

	As of			As of
	December 31,			September 30,
	2007	2008	2009	2010
		(As adjusted)
	(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	$83,470	$255,523	$384,761	$571,862
Inventories	349,997	616,901	432,193	436,653
Trade accounts receivable, net	3,767	94,733	209,622	203,163
Prepayments to suppliers, net	138,193	71,214	40,784	145,647
Total current assets	741,748	1,237,642	1,386,445	1,765,021
Property, plant and equipment, net	336,763	1,697,203	2,608,725	2,845,111
Deposits for property, plant and equipment	151,233	233,296	32,529	106,118
Inventories to be processed beyond one year, net	29,981	—	10,947	3,422
Prepayments to suppliers expected to be utilized beyond one year	18,994	33,617	26,482	14,751
Total assets	1,309,986	3,373,372	4,384,209	5,070,139
Short-term borrowings and current installments of long-term borrowings	264,101	666,200	980,359	1,207,152
Advance payments from customers, current installments	141,223	256,411	199,075	230,856
Convertible senior notes, less debt discount	—	—	—	359,819
Total current liabilities	522,014	1,510,955	2,220,026	3,039,996
Long-term borrowings, excluding current installments	25,125	154,252	408,062	640,043
Advance payments from customers — non-current	67,554	487,577	177,773	153,050
Other payable due to a customer, long-term portion	—	—	172,848	22,461
Convertible senior notes, less debt discount	—	385,685	391,642	31,631
Total liabilities	616,915	2,583,505	3,507,273	3,995,993
Ordinary shares	10,604	11,311	12,977	13,263
Total equity	$693,071	$789,867	$876,936	$1,074,146

The table below presents our selected consolidated statement of cash flows data for the periods specified:

				Nine-Month Period Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
		(As adjusted)
	(In thousands)

Consolidated Statement of Cash Flows Data
Net cash (used in) provided by operating activities	$(80,663)	$333,061	$18,614	$(95,160)	$338,929
Net cash used in investing activities(1)	(328,623)	(1,247,174)	(797,315)	(661,088)	(437,726)
Net cash provided by financing activities(2)	$462,324	$1,087,698	$907,315	$566,549	$284,595

(1)	Includes purchase of property, plant and equipment of approximately $305.2 million, $1,125.6 million, $750.0 million, $598.8 million and $362.1 million in 2007, 2008, 2009 and in the nine-month periods ended September 30, 2009 and 2010, respectively.

(2)	Includes proceeds from the issuance of our shares of $369.5 million, $205.1 million, $111.8 million, $0.8 million and $16.4 million in 2007, 2008, 2009 and in the nine-month periods ended September 30, 2009 and 2010, respectively and the net proceeds from the issuance of convertible senior notes of $388.7 million in 2008.

The table below presents some other selected financial and operating data of our company for the periods specified.

				Nine-Month Period Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
		(As adjusted)

Other Financial and Operating Data
Gross margin(1)	32.5%	5.4%	(10.3)%	(18.1)%	19.3%
Operating margin(1)	28.0%	0.5%	(21.0)%	(27.0)%	14.5%
Net margin(1)	27.5%	4.0%	(21.3)%	(26.5)%	9.3%
Net sales of wafers (in thousands)	$501,733	$1,495,034	$945,009	$705,098	$959,699
Wafers sold (in MW)	223.8	636.3	898.1	610.0	1,121.3
Average wafer selling price (per watt)	$2.24	$2.35	$1.05	$1.16	$0.86

(1)	Gross margin, operating margin and net margin represent gross profit, income from operations and net income, respectively, divided by net sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our audited consolidated financial statements and unaudited condensed consolidated interim financial statements for the nine-month periods ended September 30, 2009 and 2010. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this extract.

Overview

We are a leading vertically integrated manufacturer of PV products and a leading manufacturer of solar wafers in terms of capacity. While our historical strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems and solutions. Our solar module business has grown to represent a significant portion of our revenue. We intend to continue to pursue our strategy of increasing our vertical integration by further expanding our business.

Wafer Production.  We manufacture and sell multicrystalline and monocrystalline solar wafers globally to manufacturers of solar cells and solar modules. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. In addition, we provide wafer processing services, producing wafers for customers who provide polysilicon materials to us. As of September 30, 2010 and December 31, 2010, we had an annualized solar wafer production capacity of approximately 2.6 GW and 3.0 GW, respectively. By the end of 2011, we plan to expand our annualized solar wafer capacity to 3.6 GW.

Polysilicon Production.  As part of our vertical integration strategy, we have constructed two polysilicon plants near our wafer production facilities, and currently have an aggregate installed annualized polysilicon production capacity of 11,000 MT at these two plants and have the capability to produce both solar-grade and semiconductor-grade polysilicon. We intend to increase our total installed annualized polysilicon production capacity to 18,000 MT by the end of 2011 through the completion and expansion of our two plants. As part of our strategy to reduce wafer production costs, we intend to consume a portion of our polysilicon output in our wafer production as determined by our internal demand.

Module and Cell Production.  In recent years, we have expanded into the manufacturing of solar modules and cells. In the third quarter of 2009, we commenced commercial sales of our solar modules to developers, distributors and system integrators. As of September 30, 2010 and December 31, 2010, we had an annualized solar module production capacity of 760 MW and 1.5 GW, respectively. Our modules have been certified in various European countries and the U.S. We plan to develop and expand our module business to approximately 2.6 GW by the end of 2011, through further development of our in-house production capacity and potential acquisitions.

Although we currently outsource the majority of our cell requirements from third parties, we commenced solar cell production in the third quarter of 2010, with the installation and trial run of our first solar cell production line in our Xinyu City facilities. As of September 30, 2010 and December 31, 2010, we had an annualized solar cell production capacity of 120 MW and 180 MW, respectively. We plan to expand our annualized solar cell production capacity to 1.26 GW by the end of 2011. As part of our planned expansion of our module and cell production capacity, in August 2010, we began construction of a solar cell and module manufacturing facility in Anhui Province. This facility is expected to have a total annualized production capacity of 1.0 GW of crystalline-based solar cells and 500 MW of solar modules. We expect production at this facility to commence in the second quarter of 2011.

Solar Power Plant Development.  We design and develop solar power projects in Europe and China, and may enter additional markets. We develop solar projects both on our own and through joint ventures and project partnerships. We develop these projects with the intent of selling them to third parties upon completion of their development. We also provide EPC services for solar projects. To further grow our solar power business, in January 2011, we entered into an agreement to acquire a 70% interest in SPI, a California-based solar power system company.

Our principal PV product customers, in terms of net sales for the nine-month period ended September 30, 2010, include JA Solar, Q-Cells, MEMC, Hyundai, Gintech, Conergy and Trina Solar. In October 2010 we signed a memorandum of understanding with BYD to supply polysilicon to BYD under a long-term supply agreement.

In the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, we had total net sales of $523.9 million, $1,643.5 million, $1,098.0 million and $1,588.5 million, respectively. During the years ended December 31, 2007 and 2008, we had net income of $144.1 million and $66.4 million, respectively. For the year ended December 31, 2009, we recorded a net loss of $234.0 million, and for the nine-month period ended September 30, 2010, we had net income of $147.2 million.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations. They are important for understanding our business:

•	demand for our PV products, including government incentives to promote the usage of solar energy;

•	our manufacturing and raw material costs;

•	our production capacity and its utilization; and

•	the pricing and mix of our PV products.

Demand for our PV products

Our business and revenue growth are, in part, a function of the demand for PV products. The PV market remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Demand for PV products has grown significantly over the past decade, although the global solar power industry experienced a decline in demand in the fourth quarter of 2008 and first quarter of 2009 due to the reduced availability of financing for downstream buyers as a result of the global financial crisis and the rapid slide in petroleum and natural gas prices, which rendered solar energy less cost competitive and less attractive as an alternative source of energy. Demand for our PV products rebounded from second quarter in 2009 as the global economy gradually recovered. Many of our customers who experienced financing and/or operational difficulties during the global economic slowdown have regained access to credit and resumed performance of their contracts with us that were temporarily suspended or delayed in the fourth quarter of 2008 and first quarter of 2009. The demand for our PV products increased in 2010. However, there are still significant uncertainties on the sustainability of the growth in the PV market under the current macroeconomic environment, which could lead to fluctuations in the demand for our products.

Demand for PV products is driven, in part, by government incentives that make the economic cost of solar power competitive compared to that of traditional forms of electricity generation. To the extent that government incentives decrease, demand for our solar wafers and modules and our sales a and profits may be harmed. Demand for solar products is also driven by their cost competitiveness as compared to other alternative energy resources that are also subsidized by government incentives.

Our manufacturing and raw material costs

Our cost of goods sold consists primarily of the costs of polysilicon feedstock, consumables and other manufacturing costs. For the years ended December 31, 2007, 2008 and 2009 and for the nine-month period ended September 30, 2010, our costs of polysilicon feedstock consumed for our wafer production accounted for approximately 80.7%, 82.5%, 54.7% and 52.1%, respectively, of our cost of goods sold (excluding inventory write-downs). With the completion of construction and the gradual ramp-up of our polysilicon production plant, we have implemented measures to reduce our manufacturing costs in polysilicon production. Although we have significantly reduced our polysilicon manufacturing costs, there still exists much for us to improve. We have made continuous endeavors to reduce our manufacturing costs, through increased production scale, improved production yield, using automatic sorting equipment to reduce wafer breakage, and more skilled manufacturing personnel following their initial learning curve. Effective cost-reduction measures in our wafer and polysilicon production have become critical to our financial condition and results of operations. If we fail to continue to reduce our manufacturing costs, our profitability and competitiveness will be adversely affected.

Our production capacity and its utilization

Demand for our PV products has been improving as a result of a gradual recovery after the global economic slowdown and turmoil in the global financial markets in the second half of 2008 and early 2009. To capitalize on the growing demand for our products, we are working to complete the construction of the remaining parts of our polysilicon plants by the end of 2011 to reach our expected installed annualized aggregate polysilicon production capacity of 18,000 MT by the end of 2011. As of December 31, 2010, our installed annualized aggregate polysilicon production capacity was 11,000 MT. We have also expanded our solar wafer production capacity and, as of December 31, 2010, our annualized solar wafer production capacity reached approximately 3.0 GW. By the end of 2011, we plan to expand our annualized production capacity of wafers to approximately 3.6 GW. In addition, we plan to develop and expand our module business to approximately 2.6 GW in annualized production capacity and our solar cell business to approximately 1.26 GW in annualized production capacity each by the end of 2011 by further developing our in-house production capabilities and through potential acquisitions. We will continue to monitor market demand to determine the timing for any further expansion.

If we fail, or encounter significant impediments in our efforts, to match our production capacity with market demand for our products, or if the global economic conditions turn again to worsen and we fail to successfully utilize our manufacturing capacity, we will either be unable to increase our sales and profits and capture additional market share, or unable to generate revenue, profit and cash flow from our substantial capital expenditures and be faced with excessive production capacities, and our financial condition and results of operations will be adversely affected.

Pricing and mix of our PV products

Our PV products, including polysilicon, wafers, module and cells are priced based on a variety of factors, including our costs, global PV market prices, supply and demand conditions in China and elsewhere, and the terms of our customer contracts. We price our PV products on a per-piece and per-watt basis. Prices for PV products that we price on a per-watt basis have fluctuated significantly, not only due to the volatile global economic conditions but also as a result of the increased wafer production efficiencies, volatility in polysilicon prices and increased wafer production capacity in the PV industry. While sale prices for PV products are immediately affected by market prices, the costs of our PV products typically do not adjust with the same immediacy, therefore any sudden drop in PV products sale prices will inevitably affect our gross margin. However, in the medium- to long-term, if PV products prices decline and we are unable to lower our costs in line with the price decline, whether through more cost-effective manufacturing of feedstock, larger ingots or thinner wafers, or through technological advances, our profitability and financial condition would be adversely affected. In addition, as a part of our geographic expansion strategy, we have significantly expanded our overseas sales and will continue to do so in the future years in order to strengthen our long-term customer base. The prevailing international market price for PV products has been lower than the prevailing PRC market price. As a result, if we increase our overseas sales, our gross margin may decline.

As a vertically integrated manufacturer of PV products, we may also sell any excess production of our semi-products directly to the market rather than consuming all of them in our solar modules. For example, we sell a portion of our polysilicon feedstock directly to third-party customers to the extent commercially reasonable for us to do so. Also, although we have a growing solar cell and module business, we continue to sell a significant portion of our solar wafers to down-stream customers. For a portion of our modules that we use for our solar power projects, we will not be able to recognize the revenue until the project is sold. The different mix of PV products we sell may affect our revenue as well as our gross margin.

Net Sales

We derive revenues primarily from the sale of PV products. We provide wafer processing services to customers who supply silicon materials and/or multicrystalline or monocrystalline ingots to us for processing into wafers. We also sell polysilicon and silicon materials, which include ingots as well as silicon scraps. In the third quarter of 2009, we began selling solar modules to developers, distributors and system integrators. For the years ended December 31, 2007, 2008 and 2009 and for the nine-month period ended September 30, 2010, approximately 95.7%, 91.0%, 86.1% and 60.4%, respectively, of our net sales were generated from sales of wafers. Sales of modules and other income accounted for 5.4% and 0.5%, respectively, of our net sales during the year ended December 31, 2009 and 22.0% and 1.7%, respectively, of our net sales during the nine-month period ended September 30, 2010. Sales of silicon materials and wafer processing services accounted for 0.7% and 3.6%, respectively, of our net sales during the year ended December 31, 2007, 1.9% and 7.1%, respectively, during the year ended December 31, 2008, 0.7% and 7.3%, respectively, during the year ended December 31, 2009 and 4.2% and 11.7%, respectively, during the nine-month period ended September 30, 2010. We expect that sales of solar wafers will continue to account for a majority of our net sales for the foreseeable future while sales of modules, projects and our EPC businesses will become a significant component of our net sales as we gradually expand our module manufacturing capacity.

During the years ended December 31, 2008 and 2009 and the nine-month periods ended September 30, 2009 and 2010, our net sales by product were as follows:

	Year Ended December 31,				Nine-Month Period Ended September 30,
	2008		2009		2009		2010
Product	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)		(In millions)		(In millions)

Wafers	$1,495.0	91.0%	$945.0	86.1%	$705.1	88.9%	$959.7	60.4%
Processing of wafers on behalf of others	116.9	7.1	80.6	7.3	60.9	7.7	185.3	11.7
Modules	—	—	58.9	5.4	21.0	2.6	350.0	22.0
Silicon materials	31.6	1.9	8.0	0.7	5.6	0.7	66.6	4.2
Others	—	—	5.5	0.5	0.8	0.1	26.9	1.7

Total net sales	$1,643.5	100.0%	$1,098.0	100.0%	$793.4	100.0%	$1,588.5	100.0%

Our net sales are affected by our unit sales volume, average selling prices and product mix. We currently make most of our sales to customers through non-exclusive, short-term purchase order arrangements. Increased sales on a long-term contract rather than spot market basis are likely to lead to a reduction in average selling prices. We have entered into long-term sales arrangements with some of our major customers, including Hyundai, Neo Solar, Q-Cells, Chinalight, E-Ton, Gintech, General Electric International Inc., Motech, and Solartech Energy. Pursuant to these arrangements we have committed to supply each of them with specific quantities of wafers over the next few years, with some subject to periodic negotiations on prices. For the years ended December 31, 2007, 2008 and 2009, our top five customers accounted for 42.7%, 48.6% and 45.5%, respectively, of our net sales, with Solarfun and Q-Cells contributing approximately 12.3% and 10.0%, respectively, of our net sales for the year ended December 31, 2007, Q-Cells, CSI and Solarfun contributing 20.4%, 8.2% and 7.9%, respectively, of our net sales for the year ended December 31, 2008, and Gintech, Q-Cells and Hyundai contributing 12.5%, 10.7% and 7.5%, respectively, of our net sales for the year ended December 31, 2009. For the nine-month period ended September 30, 2010, our top five customers accounted for 35.0% of our net sales, with JA Solar and Q-Cells contributing approximately 10.6% and 8.7%, respectively of our net sales during this period.

We currently have four geographic markets where our customers are located:

•	China;

•	Asia Pacific ex-China;

•	Europe; and

•	North America.

During the years ended December 31, 2007, 2008 and 2009, and the nine-month periods ended September 30, 2009 and 2010 our net sales generated from these geographic regions were as follows:

	Year Ended December 31,						Nine-Month Period Ended September 30,
	2007		2008		2009		2009		2010
Geographic		%		%		%		%		%
Region	Net Sales	of Total	Net Sales	of Total	Net Sales	of Total	Net Sales	of Total	Net Sales	of Total
	(In thousands)		(In thousands)		(In thousands)		(In thousands)		(In thousands)

China	$154,224	29.4%	$463,101	28.2%	$274,019	25.0%	$162,237	20.5%	$573,388	36.1%
Asia Pacific ex-China	216,295	41.3	494,488	30.1	552,610	50.3	433,558	54.6	323,301	20.3
Europe	105,499	20.1	614,671	37.4	223,835	20.4	163,519	20.6	570,051	35.9
North America	47,928	9.2	71,235	4.3	47,574	4.3	34,134	4.3	121,731	7.7

Net sales	$523,946	100.0%	$1,643,495	100.0%	$1,098,038	100.0%	$793,448	100.0%	$1,588,471	100.0%

We determine the geographical market of our net sales based on the immediate destination of our goods shipped. We will periodically adjust our geographic market classification on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of Goods Sold

Our cost of goods sold consists primarily of:

•	polysilicon feedstock, including solar-grade virgin polysilicon, polysilicon ingots, polysilicon powder, scraps, recyclable polysilicon and various feedstock for polysilicon production (with the costs determined using the weighted average method);

•	consumables, including slurry, crucibles, sawing wires, packaging materials and other auxiliary materials;

•	depreciation and amortization of property, plant, equipment and technical know-how;

•	factory overhead, including utilities, net of government subsidies, maintenance of production equipment and other support expenses associated with the manufacturing of our solar wafers, modules and ingots;

•	direct labor, including salaries and benefits of personnel directly involved in manufacturing activities;

•	stock-based compensation attributable to our manufacturing personnel;

•	provisions for inventory write-downs due to product defects or decline in market prices for our inventories; and

•	warranty expenses related to our solar module business.

During the years ended December 31, 2008 and 2009 and the nine-month periods ended September 30, 2009 and 2010, our cost of goods sold by product/service was as follows:

	Year Ended December 31,				Nine-Month Period Ended September 30,
	2008		2009		2009		2010
	Cost of	% of	Cost of	% of	Cost of	% of	Cost of	% of
Product	Goods Sold	Total	Goods Sold	Total	Goods Sold	Total	Goods Sold	Total
	(In millions)		(In millions)
					(In millions)		(In millions)

Wafers(1)	$1,446.6	93.0%	$1,089.7	89.9%	$872.0	93.0%	$757.6	59.1%
Processing of wafers on behalf of others	83.4	5.4	62.2	5.2	45.8	4.9	122.0	9.5
Modules	—	—	52.1	4.3	15.1	1.6	328.9	25.7
Silicon materials	25.1	1.6	3.5	0.3	3.8	0.4	51.9	4.0
Others	—	—	4.1	0.3	0.6	0.1	21.7	1.7

Total cost of goods sold	$1,555.1	100.0%	$1,211.6	100.0%	$937.3	100.0%	$1,282.1	100.0%

(1)	Includes substantially all of the provision for inventory write-downs in the relevant periods.

Our total cost of goods sold is expected to increase as we increase our production volume. Depreciation and amortization of property, plant, equipment will also constitute a significant part of our cost of goods sold, especially with the significantly lower cost for polysilicon feedstock. We do not record polysilicon costs for our wafer processing services.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses, and R&D expenses. Our operating expenses have increased substantially as we have expanded our wafer and module operations and ramped up our polysilicon production during the relevant periods.

Selling expenses

Selling expenses consist primarily of salaries and benefits for sales personnel, transportation costs and marketing expenses. Our selling expenses have increased as we endeavored to increase our sales and marketing efforts, hire additional sales personnel and establish overseas sales and support offices to enhance the effectiveness of our direct marketing.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, insurance premiums, travel and related costs of our administrative and management personnel, and costs of maintaining our information technology systems. General and administrative expenses also include the share-based compensation attributable to our directors, administrative and management personnel and service providers and in 2008, 2009 and, in the nine-month periods ended September 30, 2009 and 2010, included provisions for doubtful recoveries of accounts receivable and prepayments to our suppliers. Our general and administrative expenses are expected to increase along with our wafer, module and cell production expansion and polysilicon production ramp-up as well as the continued upgrade of our information technology infrastructure.

Research and development expenses

R&D expenses primarily relate to raw materials used in our R&D activities, R&D personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. R&D expenses also include the share-based compensation attributable to our R&D personnel. Our R&D expenses also include costs incurred in connection with our joint R&D programs with Shanghai Jiaotong University and Nanchang University. We expense R&D costs as incurred.

We expect our R&D expenses to increase substantially in the near future as we hire additional R&D personnel, devote more resources toward improving wafer, module and polysilicon manufacturing processes, optimizing our polysilicon use in the production of our PV products and researching on innovations and new technologies in PV production.

Share-based Compensation Expenses

For the years ended December 31, 2007, 2008 and 2009, we recorded share-based compensation expenses of approximately $9,549,000, $16,614,000 and $14,212,000, respectively. For the nine months ended September 30, 2009 and 2010, we recorded share-based compensation expenses of approximately $11,794,000 and $8,719,000, respectively.

We made the above allocations on the basis of the job functions of grantees to whom we granted the stock options. As of December 31, 2007, 2008 and 2009, there was unrecognized compensation cost in the aggregate of $36.3 million, $21.6 million and $10.6 million, respectively, relating to non-vested stock options. As of September 30, 2009 and 2010, there was unrecognized compensation cost in the aggregate of $13.4 million and $34.5 million, respectively, relating to non-vested stock options. We expect to recognize this stock option compensation cost over the remaining vesting period of the related options. We expect to incur additional share-based compensation expenses in future periods due to amortization of the unrecognized cost as of September 30, 2010 as well as any additional stock option grants after September 30, 2010.

Other Income and Expenses

Our other income and expenses consist mainly of interest income, interest expense, foreign exchange gain/(loss), change in fair value of prepaid forward contracts, equity in income of an associate and government subsidies.

Interest income or expense

Our interest income represents interests on our cash balances.

Our interest expense consists primarily of interest expenses with respect to our short-term and long-term borrowings from banks, and interest and the amortization of issuance costs of our convertible senior notes, less interest expenses capitalized to the extent they relate to our capital expenditures. Our interest income and expense also include our gain or loss on interest rate swap contracts.

Foreign currency exchange gain/(loss), net

Our foreign currency exchange gain/(loss), net, is derived from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies as well as our foreign exchange forward contracts during the relevant period.

Government subsidies

Government subsidies represent grants and payments by the PRC government to support the PV industry and our R&D efforts. Some of the government subsidies are calculated on the basis of our tax payments, including income tax, if any, value-added tax and stamp duty tax.

Government subsidies to compensate our R&D expenses is recorded as a reduction of R&D expenses. Government subsidies to compensate our electricity costs is recorded as a reduction of cost of goods sold. Government subsidies not associated with expenses incurred or to be incurred is recognized as income. Subsidies for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right periods as a reduction of the amortization charges of the related land use rights.

Taxation and Incentives

Under the current laws of the Cayman Islands, we are not subject to any income or capital gains tax. Additionally, dividend payments made by us are not subject to any withholding tax in the Cayman Islands.

Under PRC tax laws and regulations effective prior to January 1, 2008, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives included reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing enterprises with authorized terms of operation for more than ten years were eligible for:

•	a two-year exemption from the national enterprise income tax from their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise income tax treatment was within the jurisdiction of the local provincial authorities as permitted under the prior PRC tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on the basis of their local conditions. The Jiangxi provincial government announced that energy companies, including our subsidiary, Jiangxi LDK Solar, with authorized terms of operation for more than ten years were eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.

2006 was the first profitable year of Jiangxi LDK Solar. As a foreign-invested manufacturing enterprise, it was entitled to full exemption from the national and local enterprise income taxes for 2006 and 2007. Due to these preferential tax treatments, no income tax was incurred by Jiangxi LDK Solar for the years ended December 31, 2006 and 2007. You may find additional information in “Risk Factors—Risks Relating to Business Operations in China — Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations” in this extract. In March 2007, the PRC National People’s Congress enacted the EIT Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The new tax law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the new tax law and the related regulations.

In December 2009, Jiangxi LDK Solar was recognized by the PRC government as a “High and New Technology Enterprise” under the EIT Law and is entitled to the preferential enterprise income tax rate at 15% from 2009 to 2011. Under the EIT Law, where the transitional preferential enterprise income tax policies and the preferential policies prescribed under the EIT Law overlap, an enterprise may choose the most preferential policy, but may not enjoy multiple preferential policies. Jiangxi LDK Solar has chosen to complete the above-mentioned 2-year-exemption-plus-3-year-50%-reduction holiday for the overlapping period of 2009 and 2010. As a result, Jiangxi LDK Solar will be subject to income tax at 15% for 2011 and at 25% thereafter.

Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, the total income tax rate applicable to Jiangxi LDK Silicon and Jiangxi LDK Polysilicon in 2007 was 33%. Effective from January 1, 2008, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and our other PRC subsidiaries are subject to the unified income tax rate of 25% pursuant to the EIT Law.

Under the former PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, were exempt from PRC withholding tax. Pursuant to the new tax laws and regulations, however, dividends payable for earnings derived since January 1, 2008 by a foreign-invested enterprise to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty or agreement with China. In addition, under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% as to their worldwide income. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. Therefore, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We are currently not treated as a PRC resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be considered a “resident enterprise” for the PRC tax purposes, in which case, we will be subject to the uniform 25% enterprise income tax as to our global income.

We recognize deferred income tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against the carrying amount of our deferred income tax assets on our financial statements when our management cannot conclude that it is more likely than not that some portion or all of the deferred income tax assets will be realized.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect:

•	the reported amounts of our assets and liabilities;

•	the disclosure of our contingent assets and liabilities at the end of each reporting period; and

•	the reported amounts of revenues and expenses during each reporting period.

We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our consolidated financial statements, you should consider:

•	our selection of critical accounting policies;

•	the judgment and other uncertainties affecting the application of such policies; and

•	the sensitivity of reported results to changes in conditions and assumptions.

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Depreciation and amortization

Our long-lived assets include property, plant and equipment, and intangible assets relating to technical know-how. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be 30 years, our plants and machinery to be 10 years, our furniture and office equipment to be five years and our motor vehicles to be six years. For intangible assets of technical know-how that we acquire from equipment manufacturers in connection with the operation of our acquired production equipment, we amortize them over their estimated useful lives of 10 years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous loss suffered. We assess recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, we have to exercise significant judgment in terms of projection of future cash flows and assumptions. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. We estimate the fair value of an asset based on the best information available, including prices for similar assets and, in the absence of observable market prices, the result of using a present value technique to estimate the fair value of the asset. For the periods presented, apart from $2.0 million specific impairment loss for equipment no longer in use due to poor physical condition, we recorded no impairment of our long-lived assets. However, if wafer selling prices continue to decline beyond the assumption used in our forecast of undiscounted future cash flows expected to be generated by these assets, we may be required to recognize an impairment of our long-lived assets. If so, the magnitude of any impairment charge could have a significant adverse impact on our consolidated financial statements.

Balance sheet classification for inventory

We regularly review our future consumption and sales of inventories to determine whether any portion of our inventories are expected to be utilized for production or sold in the next 12 months. We will classify those inventories as non-current assets if they are not expected to be utilized or sold within the next 12 months. The polysilicon materials we use for our ingot and wafer production include virgin polysilicon and recyclable polysilicon scraps in different forms, appearance and physical characteristics. Certain types of these recyclable silicon materials can only be used and blended in smaller quantities for our ingot production due to (i) restriction of packing silicon materials of different form and appearance into crucibles; (ii) lack of trained labor and equipment to do sorting, etching and sandblasting required for certain types of silicon materials prior to their use of ingot production; and (iii) our preferred blending ratio. Our evaluation of the classification of inventories into non-current assets are made with reference to the historical consumption of each types of recyclable silicon materials into each ingot production, our planned expansion of our trained workforce and required production facilities, our forecasted sales and estimated availability of virgin polysilicon through our internal production plan and external purchases. In this evaluation process, we have to exercise significant judgment in forecasting our sales and estimated consumption of the inventories. We routinely carry out this evaluation based on the latest available information and record any portion of our inventories as non-current assets based on the results of our evaluation. As at December 31, 2007 and December 31, 2009, we classified inventories of $30.0 million and $10.9 million, respectively, into non-current assets as we estimated that those inventories will only be consumed or utilized in our production after one year. No such reclassification was made as of December 31, 2008 and September 30, 2010 since we estimated that the inventories will be consumed in our production within one year.

Realization for inventory

Our inventories are stated at the lower of cost or market. Market value does not exceed the net realizable value of the inventory, which is estimated selling price of our inventory in the ordinary course of business, less reasonably predicable costs of completion and disposal. We routinely evaluate the net realizable value of our inventories in light of market conditions and recognize inventory write-downs when considered necessary. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contracts for finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors. Also, the price of polysilicon materials is subject to fluctuation based on global supply and demand, which may have an impact on our ability to recover our inventories costs. Furthermore, when our finished goods products contain defects, either caused by our production or delivery process, as confirmed by our quality control department, our management will decide whether to sell the products at a discounted price or recycle the wafers back to our furnaces as raw materials, the decision of which will impact the amount of inventory write-down required. During the years ended December 31, 2007, 2008 and 2009 and for the nine-month period ended September 30, 2010, total inventory write-downs were $4.2 million, $312.0 million, $180.2 million and $5.9 million, respectively. A majority of our total inventory write-down during 2008 and 2009 was to adjust the carrying value of certain inventories to estimated net realizable values to take into account the rapid market selling price decline for solar wafers. Such write-downs negatively impacted our gross profit and income from operations.

Provision for doubtful recoveries on prepayment to suppliers

We make short-term and long-term prepayments to our raw materials suppliers from time to time in order to secure stable supply of polysilicon feedstock. Consistent with industry practices, we make such prepayments without any collateral. We continuously make assessments on the creditworthiness of these suppliers, primarily based on their historical track records to honor their contractual commitments to us. If there is any indication that the creditworthiness of a supplier is deteriorating, as evidenced by the supplier’s failure to deliver to us the ordered polysilicon feedstock and repay our advances in accordance with the terms of our contract, we will assess and determine the amount of provision for doubtful recoveries required on the prepayments we made with reference to any available internal and external information in respect of financial condition of that supplier. Based on such assessment we made provision for doubtful recoveries totaling $20.6 million during the year ended December 31, 2008 and $17.9 million during the year ended December 31, 2009 against the prepayment we made to certain suppliers. No provision for doubtful recoveries against our prepayments to suppliers was recognized as of December 31, 2007 and we recorded a reversal for doubtful recoveries of $0.6 million for the nine-month period ended September 30, 2010.

Share-based compensation

We adopted our 2006 stock incentive plan on July 31, 2006 and have outstanding options granted to certain of our officers, directors and employees and certain service providers to purchase an aggregate of 12,033,937 shares as of the date of this extract. We recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. A fair value-based method is used for measuring the compensation expense related to share-based compensation. Our stock option compensation charges may change based on changes in our actual forfeitures. We record compensation expense for the fair value of the options at the grant date. We then amortize share-based compensation expenses over the vesting periods of the related options.

Determining the fair value of our shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. Our revenues and earnings growth rates, as well as major milestones that we have achieved, primarily since the end of 2006, have contributed significantly to the increase in the fair value of our shares. However, as we were still a private company prior to the completion of our IPO, the determination of these fair values was inherently uncertain and highly subjective. The assumptions used in deriving the fair values were consistent with our business plan. These assumptions included:

•	no material changes in the existing political, legal, fiscal and economic conditions in China;

•	no major changes in the tax rates applicable to our subsidiary in China;

•	our ability to retain competent management, key personnel and technical staff to support our ongoing operations; and

•	no material deviation in industry trends and market conditions from economic forecasts.

These assumptions were inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates under the income approach. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying shares for the options granted would have been different.

For options granted before March 31, 2007, we adopted an option-pricing model to allocate enterprise value to preferred and shares. The option-pricing model involved making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Estimating the volatility of our share price as a privately held company was complex because there was no readily available market for the shares. We estimated the volatility of our shares to range from 51% to 64% with reference to the average implied volatility of U.S.-listed companies in similar industries. Had we used different estimates of volatility, the allocations between preferred and shares would have been different.

Our share-based compensation expenses will affect our reported net income, earnings per share and each line item of our operating expenses, which include cost of goods sold, selling expenses, general and administrative expenses and R&D expenses.

Convertible Notes

On April 15, 2008, we sold an aggregate principal amount of $400,000,000 of 4.75% convertible senior notes due 2013, which are convertible into our ADSs based on an initial conversion rate of 25.4534 ADSs per $1,000 principal amount of convertible senior notes, subject to adjustments and limitations. Currently, we repurchased an aggregate principal amount of $8,000,000 of our existing convertible senior notes from the open market through a broker, and these notes have been cancelled. On December 29, 2010, in an exchange offer we exchanged approximately $31.9 million in aggregate principal amount of our existing convertible senior notes with an equivalent principal amount of new convertible senior notes, which differ from our existing convertible senior notes in that the holders of the new convertible senior notes cannot require us to repurchase the notes on April 15, 2011. Upon conversion, in lieu of deliver of ADSs, we may elect to deliver cash or a combination of cash and ADSs.

In 2008, we determined that the conversion feature embedded in the convertible senior notes was not required to be bifurcated and accounted for as a derivative pursuant to FASB ASC Topic 85, Derivatives and Hedging, since the embedded conversion feature was indexed to our own stock and would be classified in shareholders’ equity if it was a free-standing instrument. Effective as of January 1, 2009, we have adopted the FASB ASC Subtopic 470-20, Debt with Conversion and Other Options, or ASC Subtopic 470-20. ASC Subtopic 470-20 specifies that issuers of convertible debt instruments should separately account for the liability and equity components in a manner that reflect the entity’s nonconvertible debt borrowing rate when its interest cost is recognized in subsequent periods. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding. ASC Subtopic 470-20 requires retroactive application while its early adoption was not permitted. Therefore, ASC Subtopic 470-20 became applicable to our existing convertible senior notes as of January 1, 2009.

Costs incurred by us that were directly attributable to the issuance of convertible senior notes, were deferred and are being charged to the audited consolidated statement of operations using the effective interest rate method over the term of the notes.

Individual Income Tax Withholding Obligation

Under the PRC law, employees who exercise stock options are generally required to pay, on the date of exercise, individual income tax on the difference between the exercise price and the market price of the shares on such date, and the employer has the obligation to withhold the relevant individual income tax. In August 2007 and in August 2008, eight employees exercised their stock options, but did not pay individual income tax on the date of exercise, nor did we withhold such individual income tax on the date of exercise. The Xinyu tax authorities in Jiangxi Province issued deferral decisions in February 2008 and September 2008, the “deferral decisions.” The deferral decisions waived the obligations of the eight employees to declare and pay the individual income tax, as well as our withholding obligation on the date of exercise. Such payment and withholding obligations are deferred until the shares are sold. As of the date of this extract, these employees are paying the amounts of individual income tax they owe on a stage-by-stage basis according to PRC laws and the deferral decisions issued by the Xinyu tax authorities in the Jiangxi Province. As of December 31, 2009 and September 30, 2010, we had an outstanding receivable of $41.8 million and $42.9 million, respectively, from these employees and payable to the PRC tax authorities in relation to the individual income tax liabilities arising from the exercise of stock options by these employees. Our PRC counsel, Grandall Legal Group, is of the opinion that (i) the Xinyu tax authorities have the proper authority to issue the deferral decisions described above and such deferral decisions were validly issued; (ii) in accordance with the deferral decisions, there is no obligation for any of the optionees to declare and pay any PRC income tax with respect to the shares acquired as a result of the exercise of their share options until after such optionees have sold the shares; and (iii) after the sale of the shares, such optionees will be obligated to pay the PRC income tax, and we will not be liable for such PRC income tax, other than to withhold taxes for payment to the relevant PRC tax authorities. In addition, at all times from the date when any of the stock options was first exercised through the date of this extract, there has been no outstanding loan or advance by us or any of our subsidiaries to any of these optionees in respect of the PRC income tax liabilities resulting from the exercise of their stock options.

Results of Operations

Nine-month period ended September 30, 2010 compared with nine-month period ended September 30, 2009

	Nine-Month Period Ended September 30,
	2009		2010
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)

Net sales
Wafers	$705,098	88.9%	$959,699	60.4%
Modules	21,016	2.6	349,944	22.0
Processing of PV products on behalf of others	60,956	7.7	185,299	11.7
Silicon and other materials	5,607	0.7	66,605	4.2
Others	771	0.1	26,924	1.7

Total net sales	793,448	100.0	1,588,471	100.0
Cost of goods sold
Wafers	(871,954)	(109.9)	(757,529)	(47.7)
Modules	(15,114)	(1.9)	(328,904)	(20.7)
Processing of PV products on behalf of others	(45,811)	(5.8)	(122,009)	(7.7)
Silicon and other materials	(3,837)	(0.5)	(51,904)	(3.3)
Others	(560)	(0.1)	(21,716)	(1.4)

Total costs of goods sold	(937,276)	(118.1)	(1,282,062)	(80.7)

Gross (loss) profit	(143,828)	(18.1)	306,409	19.3
Selling expenses	(3,205)	(0.4)	(12,474)	(0.8)
General and administrative expenses	(59,866)	(7.5)	(55,630)	(3.5)
Research and development expenses	(7,131)	(0.9)	(7,225)	(0.5)

Total operating expenses	(70,202)	(8.8)	(75,329)	(4.7)

(Loss) income from operations	(214,030)	(27.0)	231,080	14.5
Other income (expenses):
Interest income	1,783	0.2	3,215	0.2
Interest expense and amortization of existing convertible senior notes issuance costs and debt discount	(35,634)	(4.5)	(70,151)	(4.4)
Foreign currency exchange gain, net	1,169	0.1	2,949	0.2
Government subsidies	17,426	2.2	5,180	0.3
Equity in (loss) income for an associate and a jointly-controlled entity	(5,265)	(0.7)	506	0.0
Others, net	(72)	0.0	120	0.0

(Loss) earnings before income taxes	(234,623)	(29.6)	172,899	10.9
Income tax benefit (expense)	24,620	3.1	(25,672)	(1.6)

Net (loss) income	(210,003)	(26.5)	147,227	9.3
Loss (earnings) attributable to non-controlling interests	60	(0.0)	(1,634)	(0.1)

Net (loss) income attributable to our shareholders	$(209,943)	(26.5%)	$145,593	9.2%

Net sales.  For the nine-month period ended September 30, 2010, our net sales were $1,588.5 million, representing an increase of $795.0 million as compared to our net sales of $793.4 million for the nine-month period ended September 30, 2009. This increase was due primarily to a $254.6 million increase in our wafer sales, a $328.9 million increase in our module sales, a $124.3 million increase in our processing of PV products for our customers and a $61.0 million increase in our sales of silicon and other materials. Wafer sales continued to constitute the largest component of our net sales, 88.9% for the nine-month period ended September 30, 2009 and 60.4% for the nine-month period ended September 30, 2010.

The increase in our wafer sales was mainly attributable to an increase in our shipments to 1,121.3 MW for the nine-month period ended September 30, 2010 as compared to 610.0 MW for the nine-month period ended September 30, 2009. Although the average selling price of our wafers continued to remain depressed during the early part of the nine-month period ended September 30, 2010, it recovered slightly during the third quarter of 2010. The increase in our module sales was mainly attributable to the ramp-up of our module production capacity to approximately 760 MW on an annualized basis as of September 30, 2010, subsequent to our acquisition of crystalline module manufacturing equipment and other related assets from Best Solar in February 2010. The average selling price of our modules also increased during this period. The increase in processing of PV products for our customers was mainly attributable to more demand from these customers in the first half of 2010. The increase in our sales of silicon materials was mainly attributable to the commencement of commercial production of the first and second 5,000 MT trains in our second polysilicon production plant in September 2009 and August 2010, respectively.

During the nine-month periods ended September 30, 2009 and 2010, our net sales by product were as follows:

	Nine-Month Period Ended September 30,
	2009		2010
Product	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Wafers	$705.1	88.9%	$959.7	60.4%
Processing of wafers on behalf of others	60.9	7.7	185.3	11.7
Modules	21.0	2.6	349.9	22.0
Silicon materials	5.6	0.7	66.6	4.2
Others	0.8	0.1	26.9	1.7

Total net sales	$793.4	100.0%	$1,588.5	100.0%

During the nine-month periods ended September 30, 2009 and 2010, our net sales breakdown by geographic region was as follows:

	Nine-Month Period Ended September 30,
	2009		2010
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Mainland China	$162.2	20.5%	$573.4	36.1%
Asia Pacific ex-Mainland-China	433.6	54.6	323.3	20.3
Europe	163.5	20.6	570.1	35.9
North America	34.1	4.3	121.7	7.7

Total net sales	$793.4	100.0%	$1,588.5	100.0%

We intend to periodically adjust our geographic market classifications on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of goods sold.  For the nine-month period ended September 30, 2010, our cost of goods sold was $1,282.1 million, representing an increase of $344.8 million, as compared to our cost of goods sold of $937.3 million for the nine-month period ended September 30, 2009. This increase was due primarily to an increase in our overall sales volume, including the sales volume of wafers, modules and silicon materials, offset in part by a decrease in the average cost of polysilicon consumption and provisions for inventory write-downs. The average cost of polysilicon we consumed to manufacture wafers decreased to $57.5 per kilogram for the nine-month period ended September 30, 2010 as compared to $79.5 per kilogram for the nine-month period ended September 30, 2009, primarily as a result of our increased use of polysilicon produced in-house with the ramping up of our in-polysilicon production capabilities. Our provisions for inventory write-downs for the nine-month period ended September 30, 2010 decreased by $171.6 million to $5.9 million as compared to $177.5 million for the nine-month period ended September 30, 2009. We recorded inventory write-downs of $177.5 million during the nine-month period ended

September 30, 2009 primarily because the net realizable value of our products fell below our cost of inventories as a result of the significant drop in the average selling prices of our products following the global financial crisis.

During the nine-month periods ended September 30, 2009 and 2010, our cost of goods sold by product/service was as follows:

	Nine-Month Period Ended September 30,
	2009		2010
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)

Wafers(1)	$872.0	93.0%	$757.5	59.1%
Processing of wafers on behalf of others	45.8	4.9	122.0	9.5
Modules	15.1	1.6	328.9	25.7
Silicon materials	3.8	0.4	51.9	4.0
Others	0.6	0.1	21.8	1.7

Total cost of goods sold	$937.3	100.0%	$1,282.1	100.0%

(1)	Includes substantially all of the provision for inventory write-downs in the relevant periods of 2009 and 2010.

Gross (loss) profit.  For the nine-month period ended September 30, 2010, our gross profit was $306.4 million, compared to a gross loss of $143.8 million for the nine-month period ended September 30, 2009. Our gross profit margin was 19.3% for the nine-month period ended September 30, 2010, compared with a loss margin of 18.1% for the nine-month period ended September 30, 2009. This increase was due primarily to our higher net sales and a decrease in provisions for inventory write-downs.

Operating expenses.  For the nine-month period ended September 30, 2010, our operating expenses were $75.3 million, representing an increase of $5.1 million, as compared to our operating expenses of $70.2 million for the nine-month period ended September 30, 2009. The increase was due primarily to an increase in our selling expenses, including additional marketing expenses and freight and custom fees, incurred as a result of the expansion of our operations, the promotion of our different products and overseas sales. This increase was partially offset by a decrease in our general and administrative expenses as a result of a decrease in our provisions for doubtful recovery of prepayments to our suppliers from $10.4 million for the nine-month period ended September 30, 2009 to $0.8 million for the nine-month period ended September 30, 2010, and a $2.9 million decrease in stock-based compensation, as we completed amortization of certain stock-based compensation expenses relating to stock options we granted in 2007. Compared to the nine-month period ended September 30, 2009, our general and administrative expenses for the nine-month period ended September 30, 2010 included higher legal and professional expenses relating to contract disputes with our customers and suppliers and higher bank and insurance charges in respect of our module sales.

Interest income and expense.  For the nine-month period ended September 30, 2010, our interest income was $3.2 million, an increase of $1.4 million, as compared to our interest income for the nine-month period ended September 30, 2009 of $1.8 million. This increase was due primarily to our higher level of bank deposits. For the nine-month period ended September 30, 2010, our interest expense increased to $70.2 million, as compared to $35.6 million for the nine-month period ended September 30, 2009. This increase was due primarily to an increase in our bank borrowings to finance our working capital needs and capital expenditures, as well as a decrease in interest expenses that had previously been capitalized following the commencement of commercial production of the first and second 5,000 MT trains in our second polysilicon production plant in September 2009 and August 2010, respectively. Lower interest rates applicable to our bank borrowings and bank deposits also affected our interest income and expense for the nine-month period ended September 30, 2010.

Foreign currency exchange gain, net.  For the nine-month period ended September 30, 2010, our foreign currency exchange gain, net, was $2.9 million, an increase of $1.8 million, as compared to our foreign currency exchange gain, net, of $1.2 million for the nine-month period ended September 30, 2009. This increase was due primarily to the further depreciation of the U.S. dollar against Renminbi during the nine-month period ended

September 30, 2010. Our PRC operating subsidiaries, whose functional currency is Renminbi, held foreign currency denominated liabilities on a net basis for the nine-month periods ended September 30, 2009 and 2010.

Government subsidies.  For the nine-month period ended September 30, 2010, government subsidies we received and recognized as other income totaled $5.2 million, as compared to $17.4 million for the nine-month period ended September 30, 2009. All of these government subsidies are related to the general incentives provided to us in connection with the development of our wafer and module businesses. The decrease in government subsidies was due primarily to one-time incentives provided by the local government in respect of our polysilicon and module businesses that we received during the nine-month period ended September 30, 2009.

Equity in (loss) income for an associate and a jointly-controlled entity.  For the nine-month period ended September 30, 2010, our equity in income from an associate and a jointly-controlled entity totaled $506,000, as compared to our equity in loss of $5.3 million for the nine-month period ended September 30, 2009, due primarily to the ramp-up of crucible manufacturing operations by Jiangxi Sinoma, in which we hold a 33.6% interest.

Income tax benefit (expense).  For the nine-month period ended September 30, 2010, our income tax expense totaled $25.7 million, as compared to our income tax benefit of $24.6 million for the nine-month period ended September 30, 2009. This change was due primarily to our earnings before income tax of $172.9 million during the nine-month period ended September 30, 2010, as compared to our loss before income tax of $234.6 million that we recorded for the nine-month period ended September 30, 2009. Jiangxi LDK Solar, our principal operating subsidiary, is entitled to a preferential income tax rate of 12.5% for the three years beginning from January 1, 2008. Our effective income tax rate was 10.5% and 14.8% for each of the nine-month periods ended September 30, 2009 and 2010, respectively. Our effective income tax rate for the nine-month period ended September 30, 2009 was lower than the 12.5% applicable to Jiangxi LDK Solar due primarily to our incurrence of a loss before taxation combined with our incurrence of certain non-tax deductible expenses, primarily including share-based compensation expenses as well as interest and amortization expenses related to our existing convertible senior notes. Our effective income tax rate for the nine-month period ended September 30, 2010 was higher than the 12.5% applicable to Jiangxi LDK Solar due primarily to an increase in the portion of our income coming from our polysilicon and modules sales during the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009, as these polysilicon and module sales are subject to a tax rate of 25%. Our higher effective income tax rate for the nine-month period ended September 30, 2010 was also partially due to our incurrence of share-based compensation expenses and interest and amortization expenses relating to our existing convertible senior notes that were not deductible for tax purposes as well as the higher foreign income tax rates applicable to our subsidiaries operating in various foreign jurisdictions. Jiangxi LDK Solar’s preferential income tax rate will increase to 15% in 2011 and will expire at the end of that year. See “Risk Factors—Risks Relating to Business Operations in China—Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.”

Net (loss) income.  For the nine-month period ended September 30, 2010, our net income after taxes before non-controlling interests was $147.2 million, as compared to a net loss of $210.0 million for the nine-month period ended September 30, 2009. This increase was due primarily to our higher net sales and a decrease in our provisions for inventory write-downs.

Earnings (loss) attributable to non-controlling interests.  For the nine-month period ended September 30, 2010, we had earnings attributable to non-controlling interests of $1.6 million, as compared to a loss of $60,000 for the nine-month period ended September 30, 2009. This change was due primarily to earnings attributable to the 15% equity interest in Jiangxi LDK Silicon that we sold to Jiangxi Trust on November 20, 2009.

Net (loss) income attributable to our shareholders.  For the nine-month period ended September 30, 2010, net income attributable to our ordinary shareholders was $145.6 million, as compared to a net loss of $209.9 million attributable to our ordinary shareholders for the nine-month period ended September 30, 2009.

Year ended December 31, 2009 compared with year ended December 31, 2008

	Year Ended December 31,
	2008		2009
	(As adjusted)
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)

Net sales	$1,643,495	100.0%	$1,098,038	100.0%
Cost of goods sold	(1,555,139)	(94.6)	(1,211,621)	(110.3)

Gross profit (loss)	88,356	5.4	(113,583)	(10.3)
Selling expenses	(3,786)	(0.2)	(4,738)	(0.4)
General and administrative expenses	(68,010)	(4.2)	(91,513)	(8.3)
Research and development expenses	(7,570)	(0.5)	(8,299)	(0.8)
Legal settlements, net of insurance recoveries	—	—	(10,000)	(0.9)
Impairment loss for property, plant and equipment	—	—	(1,999)	(0.2)

Total operating expenses	(79,366)	(4.9)	(116,549)	(10.6)

Income (Loss) from operations	8,990	0.5	(230,132)	(20.9)
Other income (expenses):
Interest income	5,875	0.4	2,408	0.2
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(38,162)	(2.3)	(50,068)	(4.6)
Foreign currency exchange gain (loss), net	14,495	0.9	(613)	(0.1)
Government subsidies	19,665	1.2	26,927	2.5
Change in fair value of prepaid forward contracts	60,028	3.7	—	—
Equity in income (loss) of an associate and a jointly-controlled entity	704	0.0	(3,343)	(0.3)
Others, net	(48)	(0.0)	(87)	—

Earnings (Loss) before income tax	71,547	4.3	(254,908)	(23.2)
Income tax (expense) benefit	(5,139)	(0.3)	20,912	1.9

Net income (loss)	66,408	4.0	(233,996)	(21.3)

Earnings attributable to non-controlling interests	—	—	(229)	—

Net income (loss) attributable to our shareholders	$66,408	4.0%	$(234,225)	(21.3)%

Net sales.  For the year ended December 31, 2009, our net sales were approximately $1,098.0 million, representing a decrease of $545.5 million from our net sales of $1,643.5 million for the year ended December 31, 2008. This decrease was primarily due to the decline in the average selling price of our wafers, although there was significant growth in our wafer sales volume and processing volume. Demand for our wafers declined in the fourth quarter of 2008 and first quarter of 2009 due to the global economic slowdown but recovered beginning in the middle of the second quarter of 2009. However, the rapid expansion in production capacity by polysilicon producers has resulted in an increase in supply of polysilicon materials worldwide, thereby resulting in a significant decrease in polysilicon prices and significant decline in the average selling price of our wafers since the fourth quarter of 2008. As a result, although the demand in our wafers has grown significantly since the second quarter of 2009 and our wafer sales volume increased by 261.8 MW, or 41.2%, from 636.3 MW during the year ended December 31, 2008 to 898.1 MW during the year ended December 31, 2009, the increase in sales volume was offset by the decrease in average selling price of our wafers by 55.3% from $2.35 per watt during the year ended December 31, 2008 to $1.05 per watt during the year ended December 31, 2009.

During the years ended December 31, 2008 and 2009, our net sales by product were as follows:

	Year Ended December 31,
	2008		2009
Product	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Wafers	$1,495.0	91.0%	$945.0	86.1%
Processing of wafers on behalf of others	116.9	7.1	80.6	7.3
Modules	—	—	58.9	5.4
Silicon materials	31.6	1.9	8.0	0.7
Others	—	—	5.5	0.5

Total net sales	$1,643.5	100.0%	$1,098.0	100.0%

Net sales of our wafers decreased by $550.0 million, from $1,495.0 million for the year ended December 31, 2008 to $945.0 million for the year ended December 31, 2009. The decrease in wafer net sales was partially offset by net sales of $58.9 million of our modules as we commenced solar module sales in the third quarter of 2009.

Our net sales generated from the various geographic regions during the year ended December 31, 2009 as a percentage of our total net sales experienced some significant changes as compared to the year ended December 31, 2008. Based on the immediate destination of our goods shipped, our sales in Asia Pacific ex-China were substantially higher than those in any other single geographic region for the year ended December 31, 2009 while our net sales in Europe were substantially higher than those in any other single geographic region for the year ended December 31, 2008. Our net sales to Asia Pacific ex-China increased from $494.5 million, or 30.1% of our total net sales, for the year ended December 31, 2008 to $552.6 million, or 50.3% of our total net sales, for the year ended December 31, 2009 largely because of our development of the Taiwan market and our increased sales volume to customers in Taiwan. Our net sales in China during the year ended December 31, 2009 slightly decreased to 25.0% of our total net sales as compared to 28.2% during the year ended December 31, 2008. Our net sales to Europe during the year ended December 31, 2009 decreased from $614.7 million to $223.8 million, or 20.4% of our total net sales, primarily due to our decreased sales to Germany following the global economic slowdown. Our net sales to North America during the year ended December 31, 2009 maintained at 4.3% as compared to the year ended December 31, 2008, although our sales to this region in dollar amount decreased from $71.2 million to $47.6 million.

During the years ended December 31, 2008 and 2009, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2008		2009
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Mainland China	$463.1	28.2%	$274.0	25.0%
Asia Pacific ex-Mainland-China	494.5	30.1	552.6	50.3
Europe	614.7	37.4	223.8	20.4
North America	71.2	4.3	47.6	4.3

Total net sales	$1,643.5	100.0%	$1,098.0	100.0%

We will periodically adjust our geographic market classification on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of goods sold.  For the year ended December 31, 2009, our cost of goods sold was approximately $1,211.6 million, representing an decrease of $343.5 million from our cost of goods sold of $1,555.1 million for the year ended December 31, 2008. The decrease in costs of goods sold was due to a decrease in average polysilicon cost and a decrease of inventory write-down from $312.0 million for the year ended December 31, 2008 to $180.2 million in the year ended December 31, 2009. The rapid downturn of the global economy and the crisis in the global financial markets beginning during the second half of 2008 resulted in significant price declines for both solar wafers and polysilicon feedstock since the fourth quarter of 2008, which caused a significant decline in the estimated net realizable value of our inventories that we had previously purchased at higher costs when there was a polysilicon shortage. However, the price decline in polysilicon feedstock also lowered our costs of raw materials consumed for wafer production, as polysilicon accounts for a significant portion of our total costs of production. In particular, our weighted average purchase price of polysilicon feedstock decreased from $270 per kilogram for the year ended December 31, 2008 to $86 per kilogram for the year ended December 31, 2009. As a result, our costs of goods sold decreased by 22.1% while sales volume increased by 41.2% for the year ended December 31, 2009 as compared to the year ended December 31, 2008.

During the years ended December 31, 2008 and 2009 and the nine-month periods ended September 30, 2009 and 2010, our cost of goods sold by product/service was as follows:

	Year Ended December 31,				Nine-Month Period Ended September 30,
	2008		2009		2009		2010
	Cost of	% of	Cost of	% of	Cost of	% of	Cost of	% of
Product	Goods Sold	Total	Goods Sold	Total	Goods Sold	Total	Goods Sold	Total
	(In millions)		(In millions)
					(In millions)		(In millions)

Wafers(1)	$1,446.6	93.0%	$1,089.7	89.9%	$872.0	93%	$757.5	59.1%
Processing of wafers on behalf of others	83.4	5.4	62.2	5.2	45.8	4.9	122.0	9.5
Modules	—	—	52.1	4.3	15.1	1.6	328.9	25.7
Silicon materials	25.1	1.6	3.5	0.3	3.8	0.4	51.9	4.0
Others	—	—	4.1	0.3	0.6	0.1	21.8	1.7

Total cost of goods sold	$1,555.1	100.0%	$1,211.6	100.0%	$937.3	100.0%	$1,282.1	100.0%

(1)	Includes substantially all of the provision for inventory write-downs in the relevant periods.

Gross profit (loss).  For the year ended December 31, 2009, our gross loss was $113.6 million and loss margin of 10.3%, compared to a gross profit of $88.4 million and gross profit margin of 5.4% for the year ended December 31, 2008. Although both demand and price for our wafers suffered significant declines in the last quarter of 2008 due to the global economic slowdown and financial crisis and we made $312.0 million inventory write-down in 2008, the higher gross profits accumulated in the first three quarters of 2008 when the PV market experienced significant expansion helped to generate a positive gross profit margin for the year ended December 31, 2008 as a whole. The decrease in gross profit and gross profit margin in the year ended December 31, 2009 was primarily due to the further erosion in wafer price throughout 2009 by 55.3% as compared with the average selling price in the year ended December 31, 2008. Although our cost of sales decreased as a result of the reduction in polysilicon cost and our inventory write-down decreased from $312.0 million in 2008 to $180.2 million in 2009, the extent of cost saving in our feedstock and decrease of inventory write-down were not sufficient to compensate the decrease in net sales.

Operating expenses.  For the year ended December 31, 2009, our operating expenses were $116.5 million, an increase of $37.2 million from our operating expenses of $79.4 million for the year ended December 31, 2008. This increase was primarily due to (1) a $10.0 million provision for legal settlements net of insurance recoveries, as we entered into a proposed settlement agreement with the plaintiff relating to our class action lawsuit, (2) a $2.0 million impairment loss for property, plant and equipment which were no longer used due to poor physical condition, and (3) an increase of approximately $23.5 million in our general and administrative expenses. The increase in our general and administrative expenses was primarily due to an increase in salary and welfare expenses, an increase in depreciation and amortization, higher legal and professional expenses relating to contract disputes with our customers and suppliers, an increase in provision for doubtful recoveries of accounts receivable from nil for the year ended December 31, 2008 to $4.5 million for the year ended December 31, 2009, the combined effect of which was partially offset by a decrease in provision for doubtful recoveries of prepayments to suppliers from $20.6 million for the year ended December 31, 2008 to $17.9 million for the year ended December 31, 2009.

Interest income and expense.  For the year ended December 31, 2009, our interest income was approximately $2.4 million, a decrease of $3.5 million from our interest income of approximately $5.9 million for the year ended December 31, 2008. The decrease was primarily due to the decrease in our average balance of cash on deposit in interest-bearing savings accounts as we continued to increase our capital expenditure for the construction of polysilicon plant and wafer production capacity expansion in 2009. For the year ended December 31, 2009, our interest expense and amortization of convertible senior notes issuance costs and debt discount increased to $50.1 million from $38.2 million for the year ended December 31, 2008 as a result of an increase in our bank borrowings to finance our working capital needs and capital expenditures, and a reduction in interest capitalization following the completion of the first 5,000-metric-ton train, the combined effect of which was partially offset by the decrease in interest rates in our bank borrowings.

Foreign currency exchange gain, net.  For the year ended December 31, 2009, our foreign currency exchange loss, net, was $0.6 million compared to our foreign currency exchange gain, net, of $14.5 million for the year ended December 31, 2008. This was primarily because the U.S. dollar depreciated considerably against the Renminbi for the year ended December 31, 2008 while the exchange rate of the U.S. dollar remained stable against the Renminbi for the year ended December 31, 2009, and our PRC operating subsidiaries, whose functional currency is Renminbi, held a significant amount of U.S. dollar-denominated liabilities on a net basis for the year ended December 31, 2008.

Government subsidies.  For the year ended December 31, 2009, government subsidies received and recognized as other income totaled $26.9 million, compared to $19.7 million for the year ended December 31, 2008. The increase in government subsidy was primarily due to the increase in subsidy of $23.2 million paid by the local government as an incentive for our development of wafer industry at Xinyu City, which was partially offset by the decrease in subsidy of $15.9 million in connection with our tax payments to the national tax bureau, which are calculated based on the portion of tax revenue allocated to the local city government by the PRC central government. Our government subsidy did not include a subsidy of $67.2 million received from the local government during the year ended December 31, 2009, for obtaining the land use rights in relation to our production operation in China, which was deferred and amortized as a reduction of the amortization charges for the related pieces of land over their respective lease period.

Equity in income (loss) for an associate and a jointly-controlled entity.  For the year ended December 31, 2009, our equity in loss for an associate and a jointly-controlled entity was $3.3 million, compared to our equity in income of $0.7 million for the year ended December 31, 2008 primarily because our jointly-controlled entity, which was established in the first quarter of 2009 and 51%-owned by us, incurred losses of $6.5 million as the net realizable value of the solar power plant project that was in development for sales by our jointly-controlled entity was lower than the estimated construction costs to completion as of December 31, 2009.

Change in fair value of prepaid forward contracts.  For the year ended December 31, 2008, we had unrealized income of $60.0 million from the fair value change in the prepaid forward contracts which we entered into on April 9, 2008 in connection with our offering of the convertible senior notes. The prepaid forward contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash on the issuance date and were reclassified as a reduction of additional paid-in capital in equity when the conditions for physical settlement in shares were met on June 17, 2008. The change in fair value of the prepaid forward contracts of $60.0 million from the issuance date to June 17, 2008, which was based on the change in the market price of our ADSs, the underlying securities of the prepaid forward contracts, was recorded as other income for the year ended December 31, 2008. We had no such income in the year ended December 31, 2009.

Income tax (expense) benefit.  For the year ended December 31, 2009, our income tax benefit totaled $20.9 million as compared to income tax expense of $5.1 million for the year ended December 31, 2008 because we incurred a loss before income tax of $254.9 million. Jiangxi LDK Solar was our principal operating subsidiary during the year ended December 31, 2008 and 2009. Jiangxi LDK Solar is entitled to an exemption from the PRC enterprise income tax for two years beginning from January 1, 2006 and a reduced income tax rate of 12.5% for three years beginning from January 1, 2008. Our effective income tax rate was 7.18% and 8.20% for the years ended December 31, 2008 and 2009, respectively. The effective income tax rate in 2009 was lower than the applicable tax rate of Jiangxi LDK Solar of 12.5% primarily because a withholding tax of $6.0 million was provided in 2009 as a result of capital distribution from our joint venture and we incurred share-based compensation expenses as well as interest and amortization expenses relating to our convertible notes that were not deductible for tax purposes. The effective income tax rate in 2008 was lower than the applicable tax rate of Jiangxi LDK Solar of 12.5% primarily because we had a non-taxable gain of $60.0 million as a result of the change in fair value of our prepaid forward contract.

Net income (loss).  For the year ended December 31, 2009, our net loss after taxes before non-controlling interests was $234.0 million, compared to a net income of $66.4 million for the year ended December 31, 2008. This decrease was primarily due to the decrease in gross profit as a result of significant declines in the price of our PV products. Without the tax holiday as described in “—Income tax (expense) benefit” above, our net income available to ordinary shareholders would have been reduced by approximately $5.9 million for the year ended December 31, 2008. As Jiangxi LDK Solar incurred a loss for the year ended December 31, 2009, the tax holiday had no impact on our net loss for the year ended December 31, 2009.

Loss attributable to non-controlling interests.  For the year ended December 31, 2009, we had a loss attributable to non-controlling interests of $0.2 million. We had no loss attributable to non-controlling interests for the year ended December 31, 2008 as all those subsidiaries were wholly owned by us. During the year ended December 31, 2009, we established certain majority-owned subsidiaries and partially acquired a subsidiary in Europe to develop solar power plant projects. In addition, the disposal of a 15% equity interest in Jiangxi LDK Silicon to Jiangxi Trust in November 2009 also led to a portion of loss attributable to non-controlling interests for the year ended December 31, 2009.

Net income (loss) attributable to our shareholder.  As a result of the foregoing, for the year ended December 31, 2009, our net loss to ordinary shareholders was $234.2 million. Our net income available to ordinary shareholders for the year ended December 31, 2008 was $66.4 million. Without the tax holiday as described in “—Net income (loss)” above, our net income available to ordinary shareholders would have been reduced by approximately $5.9 million for the year ended December 31, 2008. As Jiangxi LDK Solar incurred loss for the year ended December 31, 2009, the tax holiday had no impact on our net loss attributable to us for the year ended December 31, 2009.

Earnings per ordinary share.  For the year ended December 31, 2009, loss per share was $2.18 and $2.18 per share on a basic and diluted basis, respectively. For the year ended December 31, 2008, earnings per share was $0.63 and $0.61 per share on a basic and diluted basis, respectively. Without the tax holiday as described in “— Net income (loss)” above, our basic earnings per share and diluted earnings per share for the year ended December 31, 2008 would have been reduced by $0.06 and $0.05, respectively. As Jiangxi LDK Solar incurred a loss for the year ended December 31, 2009, the tax holiday had no impact on our basic and diluted earnings per share for the year ended December 31, 2009.

Year ended December 31, 2008 compared with year ended December 31, 2007

	Year Ended December 31,
	2007		2008
	(In thousands)	(% of Net Sales)	(As adjusted)	(% of Net Sales)
	(In thousands)

Net sales	$523,946	100.0%	$1,643,495	100.0%
Cost of goods sold	(353,709)	(67.5)	(1,555,139)	(94.6)

Gross profit	170,237	32.5	88,356	5.4
Selling expenses	(873)	(0.2)	(3,786)	(0.2)
General and administrative expenses	(19,360)	(3.7)	(68,010)	(4.2)
Research and development expenses	(3,202)	(0.6)	(7,570)	(0.5)

Total operating expenses	(23,435)	(4.5)	(79,366)	(4.9)

Income from operations	146,802	28.0	8,990	0.5
Other income/(expenses):
Interest income	4,109	0.8	5,875	0.4
Interest expense and amortization of convertible senior notes issuance costs	(9,419)	(1.8)	(38,162)	(2.3)
Decrease in fair value of warrants	2	0.0	—	—
Foreign currency exchange (loss)/gain, net	(1,654)	(0.3)	14,495	0.9
Government subsidies	3,461	0.7	19,665	1.2
Change in fair value of prepaid forward contracts	—	—	60,028	3.7
Equity in income of an associate	—	—	704	0.0
Others, net	—	—	(48)	(0.0)

Earnings before income tax	143,301	27.4	71,547	4.3
Income tax benefit/(expense)	758	0.1	(5,139)	(0.3)

Net income	144,059	27.5	66,408	4.0

Accretion of Series A preferred shares to redemption value	(860)	(0.2)	—	—
Accretion of Series B preferred shares to redemption value	(2,726)	(0.5)	—	—
Accretion of Series C preferred shares to redemption value	(1,351)	(0.2)	—	—

Net income available to ordinary shareholders	$139,122	26.6%	$66,408	4.0%

Net sales.  For the year ended December 31, 2008, our net sales were approximately $1,643.5 million, representing an increase of $1,119.6 million from our net sales of $523.9 million for the year ended December 31, 2007. This increase was primarily due to our increased sales volume of 156 x 156 mm wafers. We sold 636.3 MW of wafers during the year ended December 31, 2008 and 223.8 MW of wafers during the year ended December 31, 2007. As affected by the global economic slowdown and crisis in the global financial markets, demand for our products has declined since the fourth quarter of 2008, our net sales for the fourth quarter of 2008 were approximately $426.6 million, a decline from $541.8 million for the third quarter of 2008.

During the years ended December 31, 2007 and 2008, our net sales by product were as follows:

	Year Ended December 31,
	2007		2008
Product	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

156 x 156 mm wafers	$408.1	77.9%	$1,347.2	82.0%
125 x 125 mm wafers	92.3	17.6	132.9	8.1
150 x 150 mm wafers	1.3	0.2	14.9	0.9
Processing of wafers on behalf of others	18.7	3.6	116.9	7.1
Silicon materials	3.5	0.7	31.6	1.9

Total net sales	$523.9	100.0%	$1,643.5	100.0%

Our net sales of 156 x 156 mm wafers increased from $408.1 million, or 77.9% of our total net sales, for the year ended December 31, 2007, to $1,347.2 million, or 82.0% of our total net sales, for the year ended December 31, 2008. This increase was primarily due to our customers’ growing demand for 156 x 156 mm wafers, which are more efficient in utilization.

Our net sales generated from the various geographic regions during the year ended December 31, 2008 as a percentage of our total net sales experienced some significant changes as compared to the year ended December 31, 2007. Based on the immediate destination of our goods shipped, our sales in Europe were substantially higher than those in any other single geographic region for the year ended December 31, 2008 while our sales in Asia Pacific ex-China were substantially higher than those in any other single geographic region for the year ended December 31, 2007. Our net sales to Asia Pacific ex-China increased from $216.3 million for the year ended December 31, 2007 to $494.5 million for the year ended December 31, 2008 largely because our increased sales volume to customers in Taiwan. However, our net sales to Asia Pacific ex-China as a percentage of our total net sales decreased from 41.3% for the year ended December 31, 2007 to 30.1% for the year ended December 31, 2008 primarily due to our significantly increased net sales in Europe from $105.5 million to $614.7 million for the respective periods as a result of our development of European markets. Our net sales in China during the year ended December 31, 2008 slightly decreased to 28.2% of our total net sales as compared to 29.4% during the year ended December 31, 2007. Our net sales to Europe during the year ended December 31, 2008 increased to 37.4% of our total net sales, as compared to 20.1% of our total net sales, during the year ended December 31, 2007 primarily due to our increased sales to Q-Cells. As a result of the greater increases in sales in the other geographic regions, our net sales to North America during the year ended December 31, 2008 decreased to 4.3% as compared to 9.2% during the year ended December 31, 2007, although our sales to this region in dollar amount slightly increased from $47.9 million to $71.2 million.

During the years ended December 31, 2007 and 2008, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2007		2008
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Mainland China	$154.2	29.4%	$463.1	28.2%
Asia Pacific ex-Mainland-China	216.3	41.3	494.5	30.1
Europe	105.5	20.1	614.7	37.4
North America	47.9	9.2	71.2	4.3

Total net sales	$523.9	100.0%	$1,643.5	100.0%

We will periodically adjust our geographic market classification on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of goods sold.  For the year ended December 31, 2008, our cost of goods sold was approximately $1,555.1 million, representing an increase of $1,201.4 million from our cost of goods sold of $353.7 million for the year ended December 31, 2007. Our cost of goods sold for the year ended December 31, 2007 and 2008 included inventory write-downs of $4.2 million and $312.0 million, respectively. The rapid downturn of the global economy and the crisis in the global financial markets beginning during the second half of 2008 resulted in significant price declines for both solar wafers and polysilicon feedstock since the fourth quarter of 2008, which caused a significant decline in the estimated net realizable value of our inventories at December 31, 2008, including both wafers in our inventory and polysilicon feedstock that we previously purchased at higher costs during the time of polysilicon shortage. Our cost of goods sold for the year ended December 31, 2007 and 2008 was partially offset by government subsidies for electricity costs of $3.1 million and $4.7 million, respectively.

During the years ended December 31, 2007 and 2008, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2007		2008
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)

156 x 156 mm wafers(1)	$268.3	75.9%	$1,300.7	83.6%
125 x 125 mm wafers	68.5	19.4	130.9	8.4
150 x 150 mm wafers	1.1	0.3	15.0	1.0
Processing of wafers on behalf of others	13.1	3.7	83.4	5.4
Silicon materials	2.7	0.7	25.1	1.6

Total cost of goods sold	$353.7	100.0%	$1,555.1	100.0%

(1)	Includes substantially all of the provision for inventory write-downs in 2008. There was no such write-down in 2007.

Gross profit.  For the year ended December 31, 2008, our gross profit was $88.4 million, a decrease of $81.8 million from $170.2 million for the year ended December 31, 2007. We incurred a gross loss in the fourth quarter in 2008 of $211.4 million due to lower net sales and the inventory write-down resulting from the industry-wide decreased demand and sale price declines for solar wafers. Our gross margin declined to 5.4% for the year ended December 31, 2008 from 32.5% for the year ended December 31, 2007, primarily due to an increase in the cost of our raw materials and the $312.0 million inventory write-down, partially offset by a moderate increase in our average selling price from $2.24 per watt for the year ended December 31, 2007 to $2.35 per watt for the year ended December 31, 2008. Our average selling price for the fourth quarter of 2008 was $2.18 per watt, lower than that for the year ended December 31, 2008, due to price decline in the global solar wafer market in that quarter.

The increase in the cost of our raw materials was primarily due to the increase in the cost of our polysilicon feedstock. In particular, our weighted average purchase price of polysilicon feedstock increased from $185.8 per kilogram for the year ended December 31, 2007 to $261.8 per kilogram for the year ended December 31, 2008, which increased our average cost of raw materials.

Operating expenses.  For the year ended December 31, 2008, our operating expenses were $79.4 million, an increase of $56.0 million from our operating expenses of $23.4 million for the year ended December 31, 2007. This increase was primarily due to an increase of approximately $48.7 million in our general and administrative expenses as a result of additional legal and professional expenses, provision for doubtful recoveries of prepayments to suppliers of $20.6 million resulting from certain suppliers’ failure to deliver us polysilicon feedstock and refund our prepayments, the increase in our share-based compensation expenses, the addition of administrative personnel and the corresponding increases in salaries, benefits and traveling expenses during the year ended December 31, 2008.

Interest income and expense.  For the year ended December 31, 2008, our interest income was approximately $5.9 million, an increase of $1.8 million from our interest income for the year ended December 31, 2007 of approximately $4.1 million. The increase was primarily due to the increase in our average balance of cash on deposit in interest-bearing savings accounts since our convertible notes offering and follow-on offering of 4.8 million ADSs in 2008. For the year ended December 31, 2008, our interest expense and amortization of convertible senior notes issuance costs increased to $38.2 million from $9.4 million for the year ended December 31, 2007 as a result of an increase in our bank borrowings and the issuance of convertible senior notes in April 2008.

Foreign currency exchange (loss)/gain, net.  For the year ended December 31, 2008, our foreign currency exchange gain, net, was $14.5 million, compared to our foreign currency exchange loss, net, of $1.7 million for the year ended December 31, 2007 primarily because our PRC operating subsidiaries, whose functional currency is Renminbi, held a larger amount of foreign currency denominated liabilities, such as advance payments from customers, short-term bank borrowings and trade accounts payable, for the year ended December 31, 2008 on a net basis as compared to the year ended December 31, 2007. We recognized an exchange gain with respect to these liabilities due to the appreciation of Renminbi.

Government subsidies.  For the year ended December 31, 2008, government subsidies received and recognized as other income totaled $19.7 million, compared to $3.5 million for the year ended December 31, 2007. Our government subsidies in 2008 included $16.3 million received from the city government of Xinyu, Jiangxi Province. Such subsidy was calculated based on the portion of tax revenue allocated to the city government by the PRC central government in connection with our tax payments to the national tax bureau.

Change in fair value of prepaid forward contracts.  For the year ended December 31, 2008, we had unrealized income of $60.0 million from the fair value change in the prepaid forward contracts which we entered into on April 9, 2008 in connection with our offering of the convertible senior notes. The prepaid forward contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash on the issuance date and were reclassified as a reduction of additional paid-in capital in equity when the conditions for physical settlement in shares were met on June 17, 2008. The change in fair value of the prepaid forward contracts of $60.0 million from the issuance date to June 17, 2008, which was based on the change in the spot price of our ADSs, the underlying securities of the prepaid forward contracts, was recorded as other income for the year ended December 31, 2008. We had no such income in 2007.

Income tax expense.  For the year ended December 31, 2008, our income tax expense totaled $5.1 million as compared to income tax benefit of $1.0 million for the year ended December 31, 2007 because our PRC subsidiary, Jiangxi LDK Solar, is no longer completely exempt from PRC national enterprise income tax. Our effective income tax rate increased to approximately 6.8% for the year ended December 31, 2008 from nil for the year ended December 31, 2007. Jiangxi LDK Solar is entitled to exemption from the PRC enterprise income tax for two years beginning from calendar year 2006 and a reduced income tax rate of 12.5% for three years beginning from January 1, 2008.

Net income.  For the year ended December 31, 2008, our net income was $66.4 million, a decrease of $77.7 million from $144.1 million for the year ended December 31, 2007. For the year ended December 31, 2008, our net margin decreased to 4.0% from 27.5% for the year ended December 31, 2007. Without the tax holiday referenced above under “—Income tax expense,” our income tax expense would have increased by approximately $53.3 million and $5.9 million for the year ended December 31, 2007 and 2008, respectively, with a corresponding reduction in the amount of our net income for the periods.

Net income available to ordinary shareholders.  As a result of the foregoing, for the year ended December 31, 2008, our net income available to ordinary shareholders was $66.4 million. Our net income available to ordinary shareholders for the year ended December 31, 2007 was $139.1 million. Without the tax holiday as described in “—Net income” above, our net income available to ordinary shareholders would have been reduced by approximately $53.3 million and $5.9 million for the year ended December 31, 2007 and 2008, respectively.

Earnings per ordinary share.  For the year ended December 31, 2008, earnings per share was $0.63 and $0.61 per share on a basic and diluted basis, respectively. For the year ended December 31, 2007, earnings per share was $1.50 and $1.37 per share on a basic and diluted basis, respectively. Without the tax holiday as described in “—Net income” above, our basic earnings per share would have been reduced by $0.58 and $0.06 for the year ended December 31, 2007 and 2008, respectively, and our diluted earnings per share would have been reduced by $0.51 and $0.05 for the year ended December 31, 2007 and 2008, respectively.

Liquidity and Capital Resources

Solar wafer manufacturing and polysilicon production require intensive capital investment and, we have financed our operations and capital expenditures substantially through cash flow from financing activities, including the proceeds of our IPO, convertible senior notes offering in April 2008, follow-on equity offerings in September 2008, December 2009 and January 2011 and short-term bank borrowings, as well as advance payments from customers.

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,			Nine-Month Period Ended September 30,
	2007	2008	2009	2009	2010
		(As adjusted)
	(In thousands)

Net cash (used in) provided by operating activities	$(80,663)	$333,061	$18,614	$(95,160)	$338,929
Net cash used in investing activities	(328,623)	(1,247,174)	(797,315)	(661,088)	(437,726)
Net cash provided by financing activities	462,324	1,087,698	907,315	566,549	284,595
Effect of exchange rate changes	205	(1,532)	624	1,929	1,303
Net (decrease) increase in cash and cash equivalents	53,243	172,053	129,238	(187,770)	187,101
Cash and cash equivalents at the beginning of period	30,227	83,470	255,523	255,523	384,761
Cash and cash equivalents at the end of period	$83,470	$255,523	$384,761	$67,753	$571,862

Operating Activities

During the year ended December 31, 2007, while we had $144.1 million of net income, our net cash used in operating activities was $80.7 million primarily because we increased our inventory by $285.1 million, our prepayments to suppliers by $119.5 million to secure our future sources of raw materials, and our pledged bank deposits by $19.9 million. We pledged such bank deposits as security for the issuance of letters of credit in connection with our purchases of primarily polysilicon feedstock. These cash outflows were partially offset by an increase of $168.8 million in advance payments from our customers for future sales.

During the year ended December 31, 2008, while we had $66.4 million of net income, our net cash inflow from operating activities was $333.1 million. As compared to the year ended December 31, 2007, our operating cash flow improved from a net outflow of $81 million in the year ended December 31, 2007 to a net inflow of $333.1 million in the year ended December 31, 2008. We experienced a significant improvement in cash flow from operating activities primarily due to an increase in cash inflow generated from sales and advances from our customers, which amounted to $2.1 billion in the year ended December 31, 2008 as compared to $691 million in the year ended December 31, 2007. Our operating cash inflow in the year ended December 31, 2008 was partially offset by an increase in cash outflow as a result of our procurement of polysilicon feedstock and other materials, which was $1.6 billion in the year ended December 31, 2008 as compared to $746 million in the year ended December 31, 2007.

During the year ended December 31, 2009, while we had a net loss of $234.0 million, our net cash inflow from operating activities was $18.6 million. As compared to the year ended December 31, 2008, our operating cash inflow decreased from $333.1 million to $18.6 million primarily due to a decrease in cash inflow generated from sales and in advance from customers, which amounted to $835.3 million in the year ended December 31, 2009 as compared to $2.1 billion in the year ended December 31, 2008. The decrease in cash inflow from sales and advance from customers mainly resulted from the significant decrease in the average selling prices of our wafers despite a significant increase in our wafer sales volume. Following the global economic slowdown and financial crisis in late 2008, most of our customers renegotiated their purchase terms, including changing the payment method from advance payment to credit purchase. We granted different credit periods to most of our customers in line with the current industry practice. The change in payment method also had negative impact to our operating cash inflow in 2009. The decrease in cash inflow was partially offset by a decrease in cash outflow for polysilicon, solar modules, other materials and labor cost, which was $862.8 million in the year ended December 31, 2009 as compared to $1.6 billion in the year ended December 31, 2008.

During the nine-month period ended September 30, 2009, our net cash used in operating activities was $95.2 million, primarily due to (i) a $154.2 million increase in our trade accounts receivable and bills receivable, resulting from our policy change, in light of changes to industry practice following the global financial crisis, to offer a credit period to an increasing number of customers while the prepayments we required during 2009 decreased; and (ii) a $17.2 million increase in our pledged bank deposits and a $9.6 million increase in our prepayments to suppliers to secure our future sources of raw materials.

During the nine-month period ended September 30, 2010, our net cash provided by operating activities was $338.9 million primarily due to (i) a $58.7 million increase in advance payments received from customers as a result of the stronger performance of the PV industry during this period, which resulted in many of our customers agreeing to make a higher proportion of prepayments to secure timely delivery of our products; and (ii) a $173.8 million increase in our trade and bills payable resulting primarily from our negotiation of longer credit periods with certain of our major raw materials vendors as part of our liquidity plan. These increases were partially offset by a $91.3 million increase in our prepayments to suppliers, which we made primarily to secure sources of solar cells for our manufacture of solar modules beginning in the first quarter of 2010.

Investing Activities

During the year ended December 31, 2007, net cash used in investing activities increased to approximately $328.6 million from $79.6 million for the year ended December 31, 2006, mainly as a result of acquisitions of additional property, plant and equipment for $305.2 million for the expansion of our wafer production capacity and purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site for $23.5 million.

During the year ended December 31, 2008, net cash used in investing activities increased to approximately $1,247.2 million from $328.6 million for the year ended December 31, 2007, mainly as a result of acquisitions of additional property, plant and equipment for $1,125.6 million in connection with the construction of our polysilicon plant and the planned expansion of our wafer production capacity, purchase of additional land use rights for $69.1 million and the net increase in our pledged bank deposits of $47.5 million as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment.

During the year ended December 31, 2009, our net cash used in investing activities amounted to $797.3 million, mainly as a result of investments in additional property, plant and equipment of $750.0 million for our polysilicon plant construction, purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site for $24.6 million. Net cash used in investing activities also included $74.5 million in the investment of a jointly controlled entity, which was partially offset by the capital repayment from the entity of $24.9 million. Our pledged bank deposits as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment also decreased by $37.4 million for the year ended December 31, 2009.

During the nine-month period ended September 30, 2009, our net cash used in investing activities amounted to $661.1 million due primarily to our investments in additional property, plant and equipment of $598.8 million, our purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site of $14.5 million and cash paid for an investment in an associate and a jointly-controlled entity of $74.5 million. During the nine-month period ended September 30, 2009, we pledged bank deposits of $62.3 million as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment and $89.5 million of pledged bank deposits related to the purchase of property, plant and equipment were released.

During the nine-month period ended September 30, 2010, our net cash used in investing activities amounted to $437.7 million due primarily to our investments in additional property, plant and equipment of $362.1 million and our purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site for $77.5 million. During the nine-month period ended September 30, 2010, we pledged bank deposits of $13.1 million as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment and $15.0 million of pledged bank deposits related to the purchase of property, plant and equipment were released.

Financing Activities

During the year ended December 31, 2007, net cash provided by financing activities amounted to $462.3 million, mainly as a result of net proceeds from our IPO of $365.3 million and our net bank borrowings during the year. Our aggregate new loans and borrowings during the year ended December 31, 2007 amounted to $288.3 million. We repaid an aggregate principal amount of $80.2 million of our loans and borrowings during the year. In addition, to secure our bank borrowings, we had to pledge an aggregate of $111.1 million of our bank deposits during the year ended December 31, 2007.

During the year ended December 31, 2008, net cash provided by financing activities amounted to $1,087.7 million, mainly as a result of the net proceeds of $592.4 million from our issuance of convertible senior notes and ADSs, the increase in our net bank borrowings of $522.0 million, and the proceeds of $63.2 million obtained from sale-leaseback transaction of certain production machineries. These cash inflows were partially offset by our prepayment of $199.4 million made under our prepaid forward contracts in connection with the issuance of our convertible senior notes in April 2008. Our aggregate new loans and borrowings during the year ended December 31, 2008 amounted to $1,035.8 million. We repaid an aggregate principal amount of $513.8 million of our loans and borrowings during the year ended December 31, 2008. In addition, an aggregate of $119.4 million of our bank deposits were released during the year ended December 31, 2008 upon our repayment of bank borrowings.

During the year ended December 31, 2009, our net cash provided by financing activities amounted to $907.3 million, mainly as a result of the net proceeds of $679.2 million from our net bank borrowings and issuance of ADSs during the period. Our aggregate new loans and borrowings during the year ended December 31, 2009 amounted to $2,251.6 million. We repaid an aggregate principal amount of $1,684.2 million of our loans and borrowings during the period. In addition, we received net proceeds of $216.4 million from our disposal of a 15% equity interest in Jiangxi LDK Silicon to Jiangxi Trust in November 2009.

During the nine-month period ended September 30, 2009, our net cash provided by financing activities amounted to $566.5 million due primarily to the net increase in our borrowings of $581.7 million during the period. Our aggregate new loans and borrowings during the nine-month period ended September 30, 2009 amounted to $1,783.0 million. We repaid an aggregate principal amount of $1,201.3 million of our loans and borrowings during the period.

During the nine-month period ended September 30, 2010, our net cash provided by financing activities amounted to $284.6 million due primarily to the $437.9 million net increase in our borrowings during the period, partially offset by our $131.6 million repayment of a prepayment made by Q-Cells. Our aggregate new loans and borrowings during the nine-month period ended September 30, 2010 amounted to $1,990.6 million. We repaid an aggregate principal amount of $1,552.7 million of our loans and borrowings during this period.

The aggregate principal amount of our short-term borrowings and current installments of long-term borrowings outstanding as of December 31, 2009 was $980.4 million. The short-term borrowings outstanding as of December 31, 2009 had maturity terms ranging from two to 12 months, with interest rates ranging from 1.044% to 5.310% and a weighted average interest rate of 4.368%. These loans were obtained from various financial institutions. We needed the proceeds from these short-term borrowings for working capital purposes. As of December 31, 2009, we had total long-term borrowings, excluding current installments, of $408.1 million. As of that date, the interest rates of our long-term borrowings ranged from 2.250% to 8.000%.

The aggregate principal amount of our short-term borrowings and current installments of long-term borrowings, outstanding as of September 30, 2010 was $1,207.2 million. The short-term borrowings outstanding as of September 30, 2010 had maturity terms ranging from three to 12 months, with interest rates ranging from 0.289% to 5.841% and a weighted average interest rate of 4.449%. These loans were obtained from various financial institutions. The proceeds from these short-term borrowings for working capital purposes. As of September 30, 2010 we also had additional short-term debt of $359.8 million consisting of our outstanding existing convertible senior notes. As of September 30, 2010, we had total long-term borrowings, excluding current positions, of approximately $640.0 million. As of that date, the interest rates of our long-term borrowings ranged from 1.930% to 8.000%.

Working Capital Deficit

As of December 31, 2009, we had a working capital deficit of $833.6 million, that is, our total current liabilities of $2,220.0 million exceeded our total current assets of $1,386.4 million. As of September 30, 2010, we had a working capital deficit of $1,275.0 million, with our total current liabilities of $3,040.0 million exceeding our total current assets of $1,765.0 million. The increase in our working capital deficit was mainly the result of financing our capital expenditures through short-term borrowings. As of September 30, 2010, we had short-term borrowings and current portions of our long-term debt totaling $1,207.2 million as of September 30, 2010, most of which were the obligations of our subsidiaries in China. As of that date, our current liabilities also included $359.8 million in respect of our outstanding existing convertible senior notes. Our net working capital deficit may raise substantial doubt as to our ability to continue as a going concern. However, we believe that the actions we have taken and the liquidity plan we have developed, if executed successfully, will provide sufficient liquidity to finance our anticipated working capital and capital expenditure requirements for the next 12 months.

Our liquidity plan is summarized below:

•	Reorganization of our polysilicon business. Xinyu Chengdong Construction Investment Corporation, a PRC company wholly owned by the Xinyu City government, or Urban Construction, has agreed to purchase from us, at our option, a 10% equity interest in Jiangxi LDK Silicon for a minimum consideration of Rmb 1.2 billion upon our giving them one month’s notice within 18 months of December 8, 2009, the date on which this agreement was signed, or June 8, 2011. We may sell to Urban Construction or other investors, equity interests in our polysilicon manufacturing operations currently conducted by Jiangxi LDK Polysilicon and Jiangxi LDK Silicon to the extent we believe these sales are supportive of our long-term development. We plan to transfer the equity interests in Jiangxi LDK Silicon and Jiangxi LDK Polysilicon from Jiangxi LDK Solar to LDK Silicon Hong Kong, a subsidiary we established in Hong Kong. We have conducted this reorganization to facilitate additional financing from strategic investors. See “Summary—Other Recent Developments—Agreement to sell minority stake in polysilicon business.”

•	Bank Financing. On September 26, 2010, we entered into a financing framework agreement with CDB, pursuant to which CDB has agreed to provide, subject to certain conditions and terms to be agreed at each time we request to borrow under this framework agreement, up to Rmb 60.0 billion, or approximately $8.9 billion, of credit to us over a five-year period for our operations in China and overseas. In addition to the framework agreement with CDB, as of January 25, 2011, we had total revolving credit facilities of $3,057.1 million, of which $1,097.9 million is unused. Details of bank financing we have entered into subsequent to September 30, 2010 are described in note 1 to our unaudited condensed consolidated interim financial statements for the nine-month periods ended September 30, 2009 and 2010. We believe that we will continue to be able to obtain financing facilities from the banks and financial institutions so that, when we require, the loans due for repayment within the next 12 months can be successfully refinanced with new loans drawn down from existing revolving or other facilities and new financing facilities.

•	Equity offering. We received net proceeds of approximately US$164.2 million from our offering of 138,000,000 ADSs, which closed on February 1, 2011.

•	Cost reduction of capital expenditures. We have been negotiating with a number of our vendors, including suppliers of raw materials, equipment and construction materials, for them to provide us with lower prices or more favorable payment terms in order for us to achieve cost savings for our planned capital expenditures during the next 12 months.

•	Acquisition of SPI. We are currently negotiating with a PRC commercial bank to secure financing in the aggregate principal amount of approximately $23 million to complete our planned investment in SPI. In connection with this financing, (i) LDK Solar USA, Inc. will be required to pledge its shareholding in SPI to the commercial bank and (ii) the Company will be required to enter into a receivable pledge agreement in respect of a shareholder loan from our Company to LDK Solar USA, Inc. in favor of the commercial bank, each as the collateral for the contemplated loan. Although the Company will be the borrower of this loan, we are using our U.S. subsidiary, LDK Solar USA, Inc., as the direct holder of our acquired equity interest in SPI, through the shareholder’s loan from the Company to LDK Solar USA, Inc. See “Summary—Other Recent Developments—Agreement to acquire 70% of SPI.”

We have taken a number of steps to improve our liquidity position. On November 24, 2010, we commenced the exchange offer, under which we offered to exchange up to $300 million in aggregate principal amount of our currently outstanding existing convertible senior notes for an equal aggregate principal amount of new convertible senior notes and cash. See “Summary—Other Recent Developments—Exchange offer with respect to existing convertible senior notes.” We conducted the exchange offer in December 2010 to reduce the aggregate principal amount of our outstanding existing convertible senior notes under which holders may require us to repurchase all or a portion of their existing convertible senior notes prior to maturity on April 15, 2011. As a result, in an exchange offer we exchanged approximately $31.9 million in aggregate principal amount of our existing convertible senior notes with an equivalent principal amount of new convertible senior notes which differ from our existing convertible senior notes in that the holders of the new convertible senior notes cannot require us to repurchase the notes on April 15, 2011.

In addition, on December 30, 2010, we and our wholly owned polysilicon-manufacturing subsidiaries entered into a definitive agreement with China Development Bank Capital Corporation Ltd., a wholly owned subsidiary of China Development Bank Corporation, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and an investment fund affiliated with another major PRC bank. Under terms of the agreement, these investors agreed to subscribe for 240 million series A redeemable convertible preferred shares of LDK Silicon, one of our wholly owned subsidiaries incorporated in the Cayman Islands, for an aggregate price of $240 million, subject to the various PRC governmental approvals relating to foreign investments in foreign enterprises as well as corporate approvals of each party. Pursuant to the agreement, within six months of the closing of the investment, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon are required to cause all guarantees, mortgages, and encumbrances in favor of third parties other than Jiangxi LDK Silicon and Jiangxi LDK Polysilicon to be fully released and discharged. We may incur fees or other expenses and may have to repay some loans before maturity in connection with fulfilling this commitment. See “Description of Material Indebtedness and Other Obligations—Agreement to Sell Minority Stake in Polysilicon Business.”

Obtaining additional bank financing is one element of our liquidity plan. In general, our ability to borrow money under the arrangements with our lenders, including our framework agreement with CDB, is subject to credit reviews and any other conditions imposed by the lenders at the time we borrow money. In addition, our failure to comply with certain covenants in our loan agreements may make it more difficult to obtain these borrowings.

See “Risk Factors—Risks Relating to Our Company and Our Industry—We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern” for a more detailed discussion of risks relating to our working capital deficit and our liquidity plan.

Capital Expenditures

To implement our vertical integration strategy, we invested $689.5 million and $392.9 million in capital expenditures during the nine-month periods ended September 30, 2009 and 2010, respectively, primarily to build and expand our wafer and ingot processing plant, purchase production equipment and construct our polysilicon production plant.

Our capital expenditures are expected to increase in the future as we expand our wafer, polysilicon, cell and module production capacity in line with our vertical integration strategy. We estimate that we will have capital expenditures of approximately $400 million to $500 million in 2011 in connection with the continued development and ramp-up of our two polysilicon production plants, the expansion of the construction of our Anhui facility and our planned wafer production capacity expansion. As part of our development strategy, we may also incur additional capital expenditures to fund the design and development of solar power projects as suitable opportunities arise.

We will need additional funding to finance our planned vertical integration and working capital requirements and to repay indebtedness. In addition, we may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If we do not have sufficient cash to meet our requirements, we may seek to issue additional equity or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Prepayments to Suppliers

In order to secure a stable supply of raw materials for our polysilicon, wafer and module businesses, we make prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. Our prepayments to suppliers are recorded either as prepayments to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as prepayments to suppliers to be utilized beyond one year, if they are expected to be utilized after 12 months. As of December 31, 2009 and September 30, 2010, we had prepayments to suppliers of $67.3 million and $160.4 million, respectively, and prepayments to suppliers to be utilized beyond one year of $26.5 million and $14.8 million, respectively. Prepayments to suppliers are reclassified to inventories when we apply the prepayments to related purchases of raw materials for our businesses, and these reclassifications are not reflected in our consolidated cash flows from operations.

We make prepayments without receiving any collateral, and, as a result, we are subject to counterparty risks. Any claims we were to make for these prepayments would rank as unsecured claims, exposing us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. See “Risk Factors—Risks Relating to Our Company and Our Industry—We have entered into long-term sales contracts with some of our customers that may be renegotiated at terms less favorable to us, result in the return of prepayments we have received, or which our customers may breach or otherwise fail to perform under. Any such changes, refunds or breaches may materially and adversely affect our operations and may result in costly and time-consuming litigation or other proceedings” for a discussion on risks relating to our prepayment obligations to our suppliers.

Advance Payments from Customers

As of September 30, 2010, advance payments from our customers amounted to $383.9 million, an increase of $7.1 million as compared to $376.8 million received as of December 31, 2009. These prepayments represent prepayments made to us by our customers under supply agreements, primarily for wafers and polysilicon products. Pursuant to an amended supply agreement with Q-Cells, during 2011, we expect to return Q-Cells’ prior prepayments to us totaling $132.1 million.

Contractual Commitments

We have entered into substantial commitments for future purchases of raw materials and equipment, including raw materials and production equipment related to our planned capacity expansion. As of September 30, 2010, such commitment amounted to approximately $495.0 million in total, including approximately $268.1 million for the 12 months ending September 30, 2011 and approximately $226.9 million for the 12 months ending September 30, 2012. Our actual purchases of raw materials and production equipment in the future may exceed these amounts.

Contractual Commitments

The following table sets forth our contractual cash commitments as of September 30, 2010.

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Long-term debt obligations (including interest payments)	$869,936	$196,988	$672,948	$—	$—
Short-term debt obligations (including interest payments)	1,086,904	1,086,904	—	—	—
Capital (finance) lease obligations	63,719	37,972	25,747	—	—
Non-cancelable purchase obligations
— raw materials	4,409	4,409	—	—	—
— equipment	490,567	263,697	226,870	—	—
Payable due to a customer (include interest payments)	112,470	89,976	22,494	—	—
Convertible Senior Notes (including interest payments)	416,798	382,544	34,254	—	—

Total	$3,044,803	$2,062,490	$982,313	$—	$—

As of December 31, 2009, our long-term debt obligations and short-term debt obligations consisted of loans due to commercial banks and others aggregating $408.1 million and $980.4 million, respectively, and carried effective interest rates ranging from 1.930% to 8.000% and from 1.044% to 5.310%, respectively. As of September 30, 2010, our long-term debt obligations and short-term debt obligations consisted of loans due to commercial banks and others aggregating $640.0 million and $1,207.2 million, respectively, and carried effective interest rates ranging from 3.473% to 8.000% and from 0.289% to 5.841%, respectively.

We have entered into substantial commitments for future purchases of raw materials and equipment, including polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment. These commitments for purchase of raw materials as of December 31, 2009 and September 30, 2010 amounted to approximately $6 million and $4.4 million, respectively, in total, including approximately $6 million for 2010. Our actual purchases of polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment in the future may exceed these amounts.

The $490.6 million of non-cancelable purchase obligations relating to equipment in the above table included an aggregate amount of $0.9 million in purchase obligations to Applied Materials for wafering wire saws and squarers to be delivered during the twelve months ended September 30, 2011, $50.7 million in purchase obligations to GT Solar primarily for DSS furnaces, converters and reactors to be delivered in the twelve months ended September 30, 2011 and $195.6 million in purchase obligations to JYT Corporation for pullers and DSS furnace to be delivered after September 30, 2011.

Quantitative and Qualitative Disclosure about Market Risks

Foreign Currency Risk

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is Renminbi. To the extent our principal PRC operating subsidiaries hold assets or liabilities denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies denominated assets or depreciation of Renminbi against foreign currencies denominated liabilities could result in a charge to our statement of operations. For more information on foreign currency translations for our financial reporting purposes, see note (2)(c) to our audited consolidated financial statements.

Our sales, costs and capital expenditures are largely denominated in U.S. dollars and euros. The Renminbi is not freely convertible into other currencies and conversion of the Renminbi into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government. In July 2005, the PRC government introduced a managed floating exchange rate system to allow the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. The PRC government has since made, and may in the future continue to make, further adjustments to its exchange rate system.

Generally, appreciation of Renminbi against U.S. dollars and euros will result in foreign exchange losses for monetary assets denominated in U.S. dollars and euros and result in foreign exchange gains for monetary liabilities denominated in U.S. dollars and euros. Conversely, depreciation of Renminbi against U.S. dollars and euros will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and euros and result in foreign exchange losses for monetary liabilities denominated in U.S. dollars and euros. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, euro and Renminbi, affect our operating and net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. As of December 31, 2007, 2008, 2009 and September 30, 2010, our monetary assets denominated in U.S. dollars and euros were primarily related to cash and cash equivalents, pledged bank deposits, trade accounts receivable and prepayments to suppliers, and our monetary liabilities denominated in U.S. dollars and euros were primarily related to short-term bank borrowings, long-term bank borrowings, advance payments from customers, trade accounts payable and other payables. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of the contracts and the settlement of the contracts. As of December 31, 2007, 2008, 2009 and September 30, 2010, our principal operating subsidiaries held the following amounts of monetary assets and liabilities denominated in U.S. dollars and euros:

	As of December 31, 2007		As of December 31, 2008			As of December 31, 2009			As of September 30, 2010
	(€)	(US$)	(€)	(US$)	(CHF)	(€)	(US$)	(HK$)	(€)	(US$)	(HK$)

Assets	33,249,672	137,831,172	14,902,945	118,538,468	—	57,523,262	256,816,436	828,140	37,005,194	383,787,672	1,454,582
Liabilities	(16,227,974)	(254,009,481)	(8,876,233)	(453,074,644)	(880,017)	(43,319,943)	(482,621,936)	—	(111,405,414)	(783,832,785)	—

Net exposure	17,021,698	(116,178,309)	6,026,712	(334,536,176)	(880,017)	14,203,319	(225,805,500)	828,140	(74,400,220)	(400,045,113)	1,454,582

We incurred a net foreign currency exchange loss of approximately $1.7 million for the year ended December 31, 2007. We recorded a net foreign currency exchange gain of approximately $14.5 million and a loss of $0.6 million for the years ended December 31, 2008 and 2009, respectively. For the nine-month period ended September 30, 2010, we recorded a net foreign currency gain of approximately $2.9 million. Since 2007, we have entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange risk exposure. However, we cannot assure you that, we would be able to effectively manage our foreign exchange risk exposure.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against U.S. dollars based on the foreign exchange rate on December 31, 2009 would result in net gain of $22.6 million (2008: net gain of $33.5 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2009. Conversely, we estimate that a 10% depreciation of Renminbi against U.S. dollars would result in net loss of $22.6 million (2008: net loss of $33.5 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2009. In each case, as of September 30, 2010, we estimate that a 10% appreciation of Renminbi against U.S. dollars based on the foreign exchange rate on September 30, 2010 would result in a net gain of $40.0 million for our assets and liabilities denominated in U.S. dollars; and a 10% depreciation of Renminbi against U.S. dollars would in our estimate result in net loss of $40.0 million for our assets and liabilities denominated in U.S. dollars.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against euro based on the foreign exchange rate on December 31, 2009 would result in net loss of $2.0 million (2008: net loss of $0.9 million) for our assets and liabilities denominated in euro as of December 31, 2009. Conversely, we estimate that a 10% depreciation of Renminbi against euro would result in net gain of $2.0 million (2008: net gain of $0.9 million) for our assets and liabilities denominated in euro as of December 31, 2009. In each case, as of September 30, 2010, we estimate that a 10% appreciation of Renminbi against euro based on the foreign exchange rate on September 30, 2010 would result in net gain of $10.1 million for our assets and liabilities denominated in euro as of September 30, 2010; and a 10% depreciation of Renminbi against euro would in our estimate result in net loss of $10.1 million for our assets and liabilities denominated in euro.

We cannot predict the effect of future exchange rate fluctuations on our results of operations and may incur net foreign currency exchange losses in the future.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates primarily relates to our interest-bearing borrowings. Our future interest expenses on our borrowings may increase due to changes in market interest rates. With an aim to reduce our interest rate exposure, we, from time to time, enter into interest rate swap contracts with financial institutions in China. During the year ended December 31, 2009, we have an interest rate swap contract entered prior to January 1, 2009 to an independent third party at its carrying value on the date of transfer and did not entered into any interest rate swap contract during the year. As of December 31, 2009, we had no outstanding interest rate swap contracts. We may engage in additional interest rate hedging activities in the future. As of September 30, 2010, our total outstanding bank borrowings amounted to $1,847.2 million and our short-term borrowings amounted to $1,207.2 million with a weighted average interest rate of 4.449% per annum and maturity terms ranging from 2 to 12 months. The majority of our indebtedness accrues interest at fixed rates, including our $400 million convertible senior notes issued April 2008.

Credit Risk

Substantially all of our cash and cash equivalents are held in major financial institutions located in China, which our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any financial institution. Because we are often required to prepay substantial amounts to our raw material and equipment suppliers to ensure availability and timely delivery, we are subject to the credit quality of such suppliers. Although we make every effort to screen our suppliers and ensure that we enter into transactions with creditworthy suppliers only, there can be no assurance that we will not suffer from default by any of these suppliers. As of December 31, 2007, 2008 2009 and September 30, 2010, we made aggregate prepayments of approximately $308.4 million, $338.1 million, $99.8 million and $266.5 million to our suppliers, respectively. For the year ended December 31, 2009 and the nine-month period ended September 30, 2010, we recognized a provision for doubtful recoveries of $17.9 million and reversed a provision for doubtful recoveries of $0.5 million, respectively, relating to our prepayments to suppliers.

Liquidity Risk

Our liquidity is primarily dependent on our ability to maintain adequate cash inflows from our operations to meet our debt obligations as they become due, and our ability to obtain external financing to meet our committed future capital expenditures. Our cash outflow from investing activities was $797.3 million for the year ended December 31, 2009 and our cash outflow from investing activities was $437.7 million for the nine-month period ended September 30, 2010. With regard to our future capital commitments and other financing requirements, we have obtained approximately $2,790.2 million in aggregate principal amount of banking facilities mainly from various reputable commercial banks in China as of September 30, 2010. As of September 30, 2010, we had unutilized banking facilities of $1,074.7 million. You should also refer to our additional disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Working Capital Deficit.”

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8% in 2007, 5.9% in 2008 and a negative 0.7% in 2009. We have not in the past been materially affected by any such inflation, however, we cannot assure you that we will not be affected in the future.

Off-balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or R&D services with us. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to you and other investors.

Restricted Net Assets

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and Nanchang LDK are required under PRC laws and regulations to make appropriations from their net income as determined under PRC accounting standards and regulations to nondistributable reserves, which include a statutory general reserve, an employee welfare and bonus fund and an enterprise development fund. The statutory general reserve for Jiangxi LDK Solar is required to be made at not less than 10% of its profit after tax as determined under PRC accounting standards and regulations. The employee welfare and bonus fund and enterprise development fund are determined by the board of directors of each subsidiary at its discretion. The statutory general reserve is used to offset future extraordinary losses. Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and Nanchang LDK may, upon a resolution of their respective boards of directors, convert the statutory general reserve into capital. The employee welfare and bonus fund is used for the collective welfare of their respective employees. The enterprise development fund is used for the purpose of future expansion and development of the relevant enterprise. These reserves represent appropriations of the retained earnings determined under the PRC law. In addition to the statutory general reserve, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and Nanchang LDK are required to obtain approval from the local government authorities prior to distributing any of their registered share capital. Accordingly, both the appropriations to the statutory general reserve and the registered capital of Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and Nanchang LDK are considered as restricted net assets.

Recently Issued Accounting Standards

In December 2009, FASB issued ASU 2009-16, Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets, or ASU 2009-16, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 (1) eliminates the concept of a “qualifying special-purpose entity,” (2) changes the requirements for derecognizing financial assets, and (3) enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity’s continuing involvement in transferred financial assets. ASU 2009-16 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The provisions of ASU 2009-16 are not expected to have a material impact on our consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, or ASU 2010-06, which amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, to require new disclosures regarding transfers in and out of assets and liabilities measured at fair value classified within the valuation hierarchy as either Level 1 or Level 2, as well as information about sales, issuances and settlements on a gross basis for assets and liabilities classified as Level 3. ASU 2010-06 also clarifies existing disclosures over the level of disaggregation in which a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. ASU 2010-06 further requires additional disclosures about valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 will be effective for our financial statements for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. We will include the required disclosures in the consolidated financial statements of 2010 and onward.

BUSINESS

Overview

We are a leading vertically integrated manufacturer of PV products and a leading manufacturer of solar wafers in terms of capacity. While our historical strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems and solutions. Our solar module business has grown to represent a significant portion of our revenue. We intend to continue to pursue our strategy of increasing our vertical integration by further expanding our business.

Wafer Production.  We manufacture and sell multicrystalline and monocrystalline solar wafers globally to manufacturers of solar cells and solar modules. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. In addition, we provide wafer processing services, producing wafers for customers who provide polysilicon materials to us. As of September 30, 2010 and December 31, 2010, we had an annualized solar wafer production capacity of approximately 2.6 GW and 3.0 GW, respectively. By the end of 2011, we plan to expand our annualized solar wafer capacity to 3.6 GW.

Polysilicon Production.  As part of our vertical integration strategy, we have constructed two polysilicon plants near our wafer production facilities, and currently have an aggregate installed annualized polysilicon production capacity of 11,000 MT at these two plants and have the capability to produce both solar-grade and semiconductor-grade polysilicon. We intend to increase our total installed annualized polysilicon production capacity to 18,000 MT by the end of 2011 through the completion and expansion of our two plants. As part of our strategy to reduce wafer production costs, we intend to consume a portion of our polysilicon output in our wafer production as determined by our internal demand.

Module and Cell Production.  In recent years, we have expanded into the manufacturing of solar modules and cells. In the third quarter of 2009, we commenced commercial sales of our solar modules to developers, distributors and system integrators. As of September 30, 2010 and December 31, 2010, we had an annualized solar module production capacity of 760 MW and 1.5 GW, respectively. Our modules have been certified in various European countries and the U.S. We plan to develop and expand our module business to approximately 2.6 GW by the end of 2011, through further development of our in-house production capacity and potential acquisitions.

Although we currently outsource the majority of our cell requirements from third parties, we commenced solar cell production in the third quarter of 2010, with the installation and trial run of our first solar cell production line in our Xinyu City facilities. As of September 30, 2010 and December 31, 2010, we had an annualized solar cell production capacity of 120 MW and 180 MW, respectively. We plan to expand our annualized solar cell production capacity to 1.26 GW by the end of 2011. As part of our planned expansion of our module and cell production capacity, in August 2010, we began construction of a solar cell and module manufacturing facility in Anhui Province. This facility is expected to have a total annualized production capacity of 1.0 GW of crystalline-based solar cells and 500 MW of solar modules. We expect production at this facility to commence in the second quarter of 2011.

Solar Power Plant Development.  We design and develop solar power projects in Europe and China, and may enter additional markets. We develop solar projects both on our own and through joint ventures and project partnerships. We develop these projects with the intent of selling them to third parties upon completion of their development. We also provide EPC services for solar projects. To further grow our solar power business, in January 2011, we entered into an agreement to acquire a 70% interest in SPI, a California-based solar power system company.

Our principal PV product customers, in terms of net sales for the nine-month period ended September 30, 2010, include JA Solar, Q-Cells, MEMC, Hyundai, Gintech, Conergy and Trina Solar. In October 2010 we signed a memorandum of understanding with BYD to supply polysilicon to BYD under a long-term supply agreement.

In the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, we had total net sales of $523.9 million, $1,643.5 million, $1,098.0 million and $1,588.5 million, respectively. During the years ended December 31, 2007 and 2008, we had net income of $144.1 million and $66.4 million, respectively. For the year ended December 31, 2009, we recorded a net loss of $234.0 million, and for the nine-month period ended September 30, 2010, we had net income of $147.2 million.

Our Industry

Solar power has been one of the most rapidly growing renewable energy sources in the world today. The PV industry has experienced significant growth over the past decade. According to Solarbuzz’s projections under its “Production-led” scenario, published in the Solarbuzz Quarterly December 2010 report, PV industry demand is expected to grow from 7.3 GW in 2009 to 46.5 GW in 2014, representing a five-year CAGR of 44.8%. We believe the following factors have driven the global demand in the PV industry for the past decade and will continue to play an important role in the future of the PV industry:

•	growing electricity demand;

•	government incentives for renewable energy sources;

•	tightening of environmental regulations; and

•	increasing cost competitiveness of solar energy.

Some of the key challenges faced by the solar power industry include:

•	reductions in government subsidies and incentives;

•	a need to improve cost competitiveness against other energy sources; and

•	a need to broaden awareness and acceptance of solar power usage.

Our Competitive Strengths

We believe that our rapid growth and strong market position are largely attributable to the following competitive strengths:

•	Vertically integrated capabilities. We are a leading vertically integrated manufacturer of PV products. While our historic strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems and solutions. As of September 30, 2010, we had an annualized production capacity of 11,000 MT for polysilicon, 2.6 GW for wafers, 120 MW for solar cells and 760 MW for modules. As of December 31, 2010, we had further expanded our annualized production capacity to 3.0 GW of solar wafers, 180 MW of solar cells and 1.5 GW of solar modules. In addition, we also design and develop solar power projects and provide EPC services in Europe and China. We believe our vertically integrated business model provides a more streamlined and efficient production process, shorter production cycles, better quality control and lower costs. We believe our vertically integrated model will improve our margins and help reduce negative pressure on margins from periodic volatility in industry dynamics. Depending on market conditions, we have the flexibility to buy and sell solar products along the value chain to maximize our revenue and profit.

•	Leading solar wafer manufacturer. We are a leading manufacturer of solar wafers in terms of capacity. We have established a large-scale wafer manufacturing facility with an annual manufacturing capacity of approximately 2.6 GW as of September 30, 2010 and 3.0 GW as of December 31, 2010. Leveraging our scale and market position, we are able to improve our cost structure by procuring raw materials and advanced production equipment on favorable terms. As of September 30, 2010, we had invested approximately $1.3 billion in property, plant and equipment for our wafer facilities.

•	Cost-effective production. We believe our production is cost-effective due to our efficient production process, China-based manufacturing facilities and R&D, and the economies of scale of our operations. We have also made significant investments in R&D, and as a result we have significantly improved the efficiency of our wafer business. Specifically, we have developed processing technologies to reduce our production costs at each step of the production process, which include recycling more polysilicon, producing bigger ingots, recovering slurry and increasing production yield. For our polysilicon business, our in-house production of most of the raw materials, low energy consumption and costs, and large scale allow us to produce polysilicon cost-effectively. By producing all of our products in China, we are able to benefit from low-cost labor, land, ancillary equipment and facilities, consumables and utilities. For the nine-month period ended September 30, 2010, our conversion cost, which consists of our wafer costs less polysilicon material costs, was approximately $0.32 per watt for wafers we manufacture and approximately $0.31 per watt for wafers we process for our customers.

•	Strong and diversified customer base. We have established a number of long-term relationships and sales arrangements with key players in the PV industry. Our current customer base consists of some of the major international players in the PV sector, including JA Solar, Q-Cells, MEMC, Hyundai, Gintech, Conergy and Trina Solar. In October 2010 we signed a memorandum of understanding with BYD to supply polysilicon to BYD under a long-term supply agreement. Our revenues are also diversified geographically around the world. During the nine-month period ended September 30, 2010, we sold our products to over 130 customers in 18 countries.

•	In-house polysilicon production. Polysilicon is the largest cost component for manufacturing wafers. We have successfully expanded our in-house polysilicon production capabilities through the construction of two polysilicon plants near our wafer production facilities. By having our own in-house polysilicon capabilities, we are able to reduce material costs, maintain quality control and reduce both the uncertainty of supply and the overall time in our production process. We utilize an improved Siemens process for our polysilicon production and have installed a closed-loop production process for both of our polysilicon production plants. We also produce most of the chemicals and gases that are required to produce polysilicon, including TCS, HCl and hydrogen and nitrogen. We are in the process of expanding our polysilicon facilities and we expect to increase our total production capacity from 11,000 MT to 18,000 MT by the end of 2011. As of September 30, 2010, we had invested approximately $1.8 billion in property, plant and equipment for our polysilicon facilities.

Our Strategy

We intend to pursue the following strategies:

•	Maintain our cost leadership position. We have developed proprietary manufacturing processes to reduce our costs and increase our operational efficiency in our overall production processes. We plan to continue to devote substantial R&D resources and recruit additional experienced R&D personnel to enhance our technological capabilities in order to reduce manufacturing costs, improve production yield and pursue technological innovation. We plan to continue our strategy of providing high quality solar wafers and modules at competitive prices by focusing on expanding in-house polysilicon production, improving polysilicon recovery, reducing costs associated with raw materials and consumable items and growing our in-house polysilicon feedstock. Polysilicon continues to remain the highest cost component in wafer production. By producing polysilicon and cells internally, we are able to reduce our purchases of polysilicon and cells on the spot market, which helps us achieve favorable blended raw material costs.

•	Continue to expand and strengthen our in-house polysilicon capabilities. We plan to continue to expand and strengthen our in-house polysilicon capabilities. In September 2009 we completed the first production run for the first of the three planned 5,000 MT trains of our second polysilicon plant. In August 2010 we completed the first production run for the second 5,000 MT train. The addition of these two trains increased our annualized production capacity to 11,000 MT. We expect to increase our total installed annualized polysilicon capacity to 18,000 MT by the end of 2011. We intend to expand and strengthen our capabilities by acquiring more equipment necessary for manufacturing and testing polysilicon, continuing the installation of our remaining production train tripling the capacity of our first polysilicon plant and further strengthening our engineering capabilities. By strengthening our polysilicon capabilities we seek to lower the cost, enhance the quality and increase the yield of the polysilicon we produce.

•	Continue to vertically integrate our capabilities downstream. We plan to continue to pursue our strategy of vertical integration to strengthen our competitive position globally. We currently produce polysilicon, wafers, solar cells and modules in-house, and procure additional solar cells from solar cell manufacturers.

We also develop solar projects in Europe and China and provide EPC services in China and Europe. In addition to enhancing our polysilicon production capabilities, we intend to continue building up other parts in our solar value chain, in particular cell production. We are currently planning a new production line to produce high-efficiency solar cells as part of our expansion of our cell production. We expect to commence construction of this production line during 2011. We intend to continue to expand our module business through in-house productions and/or potential acquisitions. We believe that by being a vertically integrated solar company, we will be able to provide our customers with a range of services and products while at the same time giving us better control of the time to market, costs, supply and quality of the products we manufacture.

•	Further expand our branded module business by strengthening our sales, marketing and development teams. We plan to further expand our branded module business and customer base by increasing our sales and marketing efforts in countries such as the U.S., China and various European countries. Besides selling to third parties, we also use the modules we produce in our solar power projects. We intend to continue to build out our project development teams in Europe and China, which will enable us to promote our branded modules and other PV products through the construction and sale of solar power projects. We develop these projects with the intent to sell them to third parties upon completion of their development.

•	Consider various strategic alternatives. We intend to continue to consider suitable opportunities to enter into strategic alliances or acquisitions and to restructure or to sell minority interests in our business. We plan to seek alliances and acquisitions that provide synergies or otherwise strengthen our existing business, relating to upstream or downstream players with various technology capabilities in the production of polysilicon, cells or modules. In addition, to the extent that we believe it is synergistic and favorable to our business, we may also consider acquisitions of other solar product manufacturers. We may consider restructuring or selling minority interests in our business to strengthen our business and balance sheet or bringing in a strategic partner that can provide synergies to our current operations. We believe that our relationships with many industry participants and our knowledge of, and experience in, the PV industry enables us to understand industry trends, technological developments and applications of PV technologies, which should assist us in considering these various alternatives.

Our Products and Services

We are a leading vertically integrated manufacturer of PV products and a leading manufacturer of solar wafers in terms of capacity. While our historical strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems and solutions. Furthermore, our solar module business has grown to represent a significant portion of our revenue. We intend to continue to pursue our strategy of increasing our vertical integration by further expanding our polysilicon, module and cell production.

Wafer production

We currently produce and sell solar wafers in three principal sizes of 125 by 125 millimeters, or mm, 150 by 150 mm and 156 by 156 mm, and with thicknesses from 180 to 220 microns. In addition to our multicrystalline wafer products, we began manufacturing monocrystalline wafers in the second quarter of 2009. As of September 30, 2010, we had an annualized wafer production capacity of approximately 2.6 GW. As of September 30, 2010, our annualized manufacturing capacity of multicrystalline and monocrystalline solar wafers was approximately 2.5 GW and 100 MW, respectively. By the end of 2011, we plan to expand our annualized solar wafer capacity to 3.6 GW.

We also provide wafer processing services to both monocrystalline and multicrystalline solar cell and module manufacturers, who provide us with their own silicon materials, such as polysilicon feedstock and ingots. We process this feedstock to produce ingots. We then slice these ingots and the ingots provided by our customers into wafers to be delivered back to our customers. We charge a fee based on the number of wafers processed and the type of materials we receive. In addition, we also sell silicon materials, which include ingots and polysilicon scraps.

Production of wafers can be divided into two main steps:

•	Production of Polysilicon Ingot. We prepare our polysilicon feedstock with de-ionized water in etching stations. The prepared polysilicon feedstock is then placed in crucibles and each crucible is loaded into our DSS furnaces for melting and crystallization. Polysilicon ingots formed during the crystallization process are then cut into smaller blocks with a squarer, in a process known as squaring. Our polysilicon ingots are currently 270 kilograms or 450 kilograms in weight and 690 by 690 mm or 840 by 840 mm in width and 243 mm in height. We have been engaged in R&D efforts in collaboration with GT Solar to increase the number of wafers that can be produced per standard ingot by approximately 15%. We successfully produced a multicrystalline silicon ingot weighing 660 kilograms in June 2009. The 660-kilogram ingot was the largest ingot we have produced and represented a 46.7% increase in capacity from the standard 450 kilogram ingot. The casting process for monocrystalline wafers is generally more expensive than that for multicrystalline wafers with similar dimensions. However, monocrystalline wafers are generally more efficient than multicrystalline wafers because the increased conductivity of electrons in monocrystalline silicon yields higher energy conversion rates than multicrystalline silicon.

•	Wafering. After inspection, the polysilicon blocks are cropped and prepared for slicing. Then the polysilicon blocks are sliced into wafers by wire saws. We then wash and dry the wafers at our wafer cleaning stations for final inspection, packaging and delivery.

Illustrated below is a diagram of our multicrystalline and monocrystalline ingot production and wafering process:

We manufacture multicrystalline and monocrystalline wafers and ingots at our facilities in Xinyu City, Jiangxi Province, China. Our wafer manufacturing facilities occupy a site area of approximately 3.1 million square meters in Xinyu Hi-Tech Industrial Park of the high-tech development zone of Xinyu City.

Our multicrystalline and monocrystalline wafer manufacturing operations are housed in four plants in the Xinyu Hi-Tech Industrial Park. As of September 30, 2010, we had the following multicrystalline and monocrystalline wafer manufacturing equipment in operation:

•	630 DSS furnaces used for multicrystalline ingot production;

•	86 squarers used to cut ingots into blocks;

•	284 wire saws used to slice blocks into wafers;

•	323 sets of pullers used for monocrystalline ingot production; and

•	other supplemental or ancillary facilities.

We have been improving our technologies and expertise to optimize the mix of polysilicon feedstock of different grades and to ensure and improve our wafer yields. We use wire saws rather than band saws in our squaring. This enables us to reduce silicon material loss in the squaring processes, or kerf loss. We use automatic wafer cleaning and sorting equipment to improve sorting efficiency and reduce breakage.

We recover some of the polysilicon slurry generated in the wafering, wafer cleaning and sorting process. We have also purchased slurry recovery systems from Applied Materials, Inc., or Applied Materials, and GT Solar to recover the slurry internally. As of September 30, 2010, we had installed three slurry recovery systems. We intend to install additional slurry recovery systems as we expand our production capacity. The slurry recovery ratio of these systems is over 75%. Through additional R&D, we endeavor to recycle and re-use as many of our production consumables as possible. This is not only a cost reduction measure, but also an important part of our program of conducting environmentally friendly operations.

Dispute with Q-Cells and amendment to the Q-Cells supply agreement

On December 4, 2009, we and Q-Cells jointly announced an amendment to our supply agreement of December 2007, pursuant to which we had agreed to supply solar wafers to Q-Cells for a 10-year period from 2009 to 2018. The amendment of the supply agreement followed negotiations aimed to resolve a dispute between us and Q-Cells following Q-Cell’s August 2009 announcement of its claim to terminate the supply agreement. Under the terms of the amendment, we agreed to cease any pending proceedings or claims against Q-Cells and Q-Cells agreed not to draw down the prepayment guarantee in respect of the original agreement. In September 2010, we further amended the supply agreement whereby we have agreed to repay Q-Cells’ $244.5 million prepayment in its entirety by the end of 2011, with payments made in 2010 totaling $135 million. As of September 30, 2010, we had repaid $112.4 million of this amount. The September 2010 amendment also terminated the preferential treatment provided in the prior supply agreement relating to purchases by Q-Cells of our PV products.

Polysilicon production

In August 2007, we commenced the construction of our polysilicon production facilities located near our solar wafer manufacturing facilities in Xinyu City, Jiangxi Province, China. These production facilities are capable of producing solar-grade and semiconductor-grade virgin silicon feedstock. Our polysilicon production facilities consist of two plants near our wafer production facilities, the first with an estimated annualized polysilicon production capacity of 1,000 MT and the second with an expected estimated annualized polysilicon production capacity of 15,000 MT. We completed the first production run in our first polysilicon plant in January 2009. We plan to expand the annualized production capacity of this plant to 3,000 MT by the end of 2011. Our second plant is designed to include three 5,000 MT production trains. In September 2009, our second plant commenced operations with the completion of its first polysilicon production train. The plant’s second train was completed in November 2010, increasing our second plant’s installed annualized polysilicon production capacity to 10,000 MT and our total aggregate annualized production capacity to 11,000 MT. We expect to complete the construction of the second plant’s third train by the end of 2011, which will increase this plant’s production capacity to its designed production capacity of 15,000 MT. We expect to increase our total polysilicon production capacity to 18,000 MT by the end of 2011. We have engaged Fluor to provide general engineering, procurement, construction and management services for our second polysilicon production plant.

Our first polysilicon production plant occupies approximately 0.8 million square meters and is located in our primary facilities in the Yushui Xiacun Industrial Park in Xinyu City, approximately 15 kilometers away from our facilities at the Xinyu Hi-Tech Industrial Park. Our second polysilicon production plant occupies a site area of approximately 2.3 million square meters and is located next to our primary facilities in the Xinyu Hi-Tech Industrial Park.

As of September 30, 2010, we had installed the following equipment in our polysilicon production facilities:

•	42 reactors;

•	18 converters; and

•	other ancillary polysilicon production equipment.

Entry into multi-year wafer and polysilicon supply contract with Shangxi Lu’an Photovoltaic Technology Co., Ltd.

In December 2010, we entered into a multi-year wafer and polysilicon supply contract with Shangxi Lu’an Photovoltaic Technology Co., Ltd., a subsidiary of Lu’an Group, a leading PRC energy enterprise. Under the terms of the contract, we will provide 120 MW of solar wafers from January 2011 through December 2012 and 2,000 MT of polysilicon from January 2011 through February 2013.

Module and cell production

In the third quarter of 2009, we began selling solar modules in the international markets, principally to solar panel makers, solar system integrators and PV whole-sale distributors. During the year ended December 31, 2009 and the nine-month period ended September 30, 2010, we sold an aggregate of 32.7 MW and 192.8 MW of modules. In order to bring the production of solar modules in-house, in February 2010, we entered into an agreement with Best Solar to acquire crystalline module manufacturing equipment. In connection with our acquisition of the crystalline module manufacturing equipment, Best Solar has agreed not to engage in the crystalline module production business in competition with us. As of September 30, 2010, we had an annualized solar module production capacity of 760 MW.

Our modules have been certified in various European countries and the U.S. We sell our modules under our own brand name and also on an OEM basis for our customers. Our solar module warranty period lasts for 20 to 25 years. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. As of December 31, 2010, our solar module capacity was approximately 1.5 GW and we intend to expand that capacity to 2.6 GW by the end of 2011 by further developing our in-house production capabilities and through our acquisition of an ownership interest of up to 70% in SPI, a California-based solar power system company. See “Summary—Other Recent Developments—Agreement to Acquire 70% of SPI.”

We currently outsource the majority of our cell requirements from third parties. We commenced our solar cell production in the third quarter of 2010, with the installation and trial run of our first solar cell production line in our Xinyu City facilities. As of September 30, 2010, we had an annualized solar cell production capacity of 120 MW, and we plan to expand our annualized solar cell production capacity to 1.26 GW by the end of 2011. In August 2010, we announced our plan to establish a solar cell and module manufacturing facility in Anhui Province. This facility is expected to have a total annualized production capacity of 1.0 GW of crystalline-based solar cells and 500 MW of solar modules. Production at this facility is expected to commence in the second quarter of 2011. In 2010, we also completed an R&D line for high-efficiency solar cells, bringing our annualized production capacity to 180 MW as of December 31, 2010.

Engineering, procurement, construction and solar power project development

We commenced our PV-related EPC business in China in the first quarter of 2009, and we currently provide EPC services in China and Europe. We also design and develop solar power projects in Europe and China, and may enter additional markets. We develop solar projects both on our own and through joint ventures and project partnerships. We develop these projects with the intent to sell them to third parties upon completion of their construction.

As of the date of this extract, we have an aggregate of eight joint ventures and partnerships engaged in the solar power projects outside China, with five established under the laws of Italy, one established under the laws of Germany, and two established under the laws of the United States of America. We own an equity interest between 51% and 100% in these projects through our subsidiaries. We expect that these solar power projects will be sold within the next year, while we anticipate to additionally establish similar project companies from time to time in these and other jurisdictions.

Quality Control

We adhere to a strict system of quality control over our operations, from the sourcing of raw materials to production and delivery. We have established quality-control at each stage of our production process to closely monitor the quality of our production and to ensure that our solar wafers, ingots and modules meet all our internal benchmarks and customers’ specifications. In addition, we have established a quality documentation system for all purchasing, production and sales units and implemented procedures for constant improvement and flaw prevention. Our senior management team is actively involved in setting quality control policies and monitoring our quality control performance. However, it is impossible to avoid product defects. As we have disclosed in “Risk Factors — Risks Relating to Our Company and Our Industry — Product defects could result in increased costs, damage to our reputation and loss of revenues and market share” in this extract, we encounter periodic sales returns in our ordinary course of business due to improper cleaning, non-conformity with customers’ specifications or product defects.

As of September 30, 2010, we had a core quality management unit consisting of 1,031 persons overseeing our quality control processes, audits and engineering. In addition, this unit runs the testing procedures at the quality-control checkpoints during the production process of wafers, ingots and modules. We purchase raw materials from trusted suppliers on our approved vendor list whenever possible and only those suppliers that pass our assessment are admitted to our approved vendor list. Raw materials are inspected by our quality management unit. Raw materials which fail to pass our incoming inspection are returned to the suppliers. At each stage of the production process, we conduct tests to ensure quality and compliance with all our internal production benchmarks. We conduct infra-red scans for impurities, as well as resistivity and life-time tests, on our ingots and crystalline blocks before proceeding to the next production step. We then conduct a final quality check after all wafers are cleaned and prior to packaging. Following completion of the production process, our products are inspected and tested thoroughly in the form of an output quality check to ensure that all customers’ specifications are met before our products are delivered to customers.

We are currently implementing an ISO9001 Quality Assurance system at our production facilities. Our quality assurance and quality control procedures, together with our corporate standards established for the quality checks exercised by our quality management unit, are compliant with ISO9001 requirements as well as our own internal quality guidelines. We obtained the ISO9001 Quality Assurance Certification in March 2010, which is effective through March 2013.

Customers, Sales and Marketing

Our principal customers include JA Solar, Q-Cells, MEMC, Hyundai, Gintech, Conergy and Trina Solar in terms of net sales for the nine month-period ended September 30, 2010. Our principal customers have included CSI, E-Ton, Gintech, Hyundai, Motech, Neo Solar and Q-Cells in terms of net sales for the year ended December 31, 2009. For the years ended December 31, 2007, 2008 and 2009, we derived approximately 29.4%, 28.2% and 25.0%, respectively, of our net sales from sales to PV customers in China and approximately 70.6%, 71.8% and 75.0%, respectively, from exports. For the nine-month periods ended September 30, 2009 and 2010, we derived approximately 20.5% and 36.1%, respectively, of our net sales from sales to PV customers in China and approximately 79.5% and 63.9%, respectively, from exports. During the years ended December 31, 2007, 2008 and 2009, our top five customers collectively accounted for approximately 42.7%, 48.6% and 45.5%, respectively, of our net sales. For the year ended December 31, 2007, Solarfun and Q-Cells contributed 12.3% and 10.0%, respectively, of our net sales. During the nine-month periods ended September 30, 2009 and 2010, our top five customers collectively accounted for approximately 51.3% and 35.0%, respectively, of our net sales. For the year ended December 31, 2008, Q-Cells, CSI and Solarfun contributed 20.4%, 8.2% and 7.9%, respectively, of our net sales. For the year ended December 31, 2009, Gintech, Q-Cells and Hyundai contributed 12.5%, 10.7% and 7.5% , respectively, of our net sales. For the nine-month period ended September 30, 2010, JA Solar and Q-Cells contributed 10.6% and 8.7%, respectively, of our net sales. No other single customer contributed more than 10% of our net sales in 2007, 2008, 2009 or the nine-month period ended September 30, 2010. For a description of our net sales generated from the geographic regions of our customers, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Net Sales” in this extract. We intend to continue to enhance and broaden our revenue and customer base to target other leading global PV products manufacturers.

We have written agreements with most of our customers although our sales to some of our customers have been based on periodic purchase orders. Our customers generally make an advance payment representing a portion of the contract value to us. The global economic slowdown and crisis in the global financial markets in late 2008 and early 2009 caused a number of our customers to request us to delay our shipments of wafers and certain customers requested us to re-negotiate the contract price. Any significant deviation from the contract terms on our customers’ part or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially adversely affect our financial results.

During the second half of 2008 and in 2009, we have amended and/or supplemented many of our long-term supply contracts with our customers. Substantially all of these contracts were entered into in 2007 and the first half of 2008 with delivery volumes and unit pricing that reflected the strong market conditions of the solar industry prior to the global economic slowdown and crisis in the global financial market. These amendments and supplements generally provide for postponement of deliveries, adjustment to pricing by reference to the current market, adjustment to the ratio between supply of polysilicon feedstock and delivery of solar wafer, and changes from solar wafers to solar modules. All of our customers have provided prepayments to us under our long-term supply contracts.

Our net sales generated from the various geographic regions during the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010 as a percentage of our net sales has experienced some significant changes. Based on the immediate destination of our goods shipped, our sales to China as a percentage of our total sales decreased from 29.4% in the year ended December 31, 2007, to 28.2% in the year ended December 31, 2008, 25.0% in the year ended December 31, 2009 and 36.1% in the nine-month period ended September 30, 2010. Our net sales to Asia Pacific ex-China during the year ended December 31, 2009 increased to 50.3% as compared to 30.1% during the year ended December 31, 2008 and 41.3% during the year ended December 31, 2007. Our net sales to Europe during the year ended December 31, 2009 decreased to 20.4% as compared to 37.4% during the year ended December 31, 2008 and 20.1% during the year ended December 31, 2007. Our net sales to North America during the year ended December 31, 2009 maintained at 4.3% as compared to the year ended December 31, 2008 and 9.2% during the year ended December 31, 2007.

Our net sales to Asia Pacific ex-China during the nine-month period ended September 30, 2010 decreased to 20.4% as compared to 54.6% during the nine-month period ended September 30, 2009. Our net sales to Europe during the nine-month period ended September 30, 2010 increased to 35.9% as compared to 20.6% during the nine-month period ended September 30, 2009. Our net sales to North America during the nine-month period ended September 30, 2010 increased to 7.7% as compared to 4.3% during the nine-month period ended September 30, 2009.

Suppliers

Raw materials and consumables

The materials used to produce our solar wafers include virgin polysilicon, recyclable polysilicon acquired from semiconductor manufacturers and equipment vendors and related consumables. The majority of our polysilicon feedstock consists of polysilicon scraps and recyclable polysilicon.

We source our polysilicon feedstock from both domestic and international sources, including:

•	semiconductor materials trading companies;

•	solar cell and module makers; and

•	solar-grade virgin polysilicon manufacturers.

We also source polysilicon feedstock from the spot market from time to time depending on the price and our requirements. Since August 2007, we have been constructing two polysilicon production plants located near our current solar wafer manufacturing facilities in Xinyu City of Jiangxi Province in China, and commenced our polysilicon production in 2009. As we continue to ramp up our in-house polysilicon production capacity, we expect to rely increasingly on our in-house supply of polysilicon feedstock to meet our solar-grade silicon needs. See “—Our Products and Services—Polysilicon production.”

For the years ended December 31, 2007, 2008 and 2009, polysilicon feedstock comprised approximately 80.7%, 82.5% and 54.7% of our costs of goods sold (excluding inventory write-downs), respectively.

We have amended and/or supplemented a number of the long-term polysilicon feedstock supply agreements with our principal polysilicon feedstock suppliers. These amendments and supplements provide for postponement of deliveries, adjustment to feedstock pricing by reference to the current market, and changes to feedstock requirements in kind and in volume. We have made prepayments to such suppliers under these feedstock supply agreements. We have limited long-term feedstock purchase commitments.

We have written agreements with our principal polysilicon feedstock suppliers. We have also entered into polysilicon raw material supply arrangements with our customers. In addition, we have sourced significant amounts of polysilicon feedstock from suppliers in the spot markets as well without any prior written agreements.

The global economic slowdown and crisis in the global financial markets in late 2008 and early 2009 allowed us to request a number of our suppliers to delay their shipments to us and in some of the cases, re-negotiate the contract prices, including our prepayments to them under the original contracts. We generally have to make prepayments to our virgin polysilicon suppliers in order to secure stable supply of our virgin polysilicon feedstock. We make these prepayments without receiving any collateral. As of September 30, 2010, our prepayments to suppliers amounted to $160.4 million, including prepayments made to virgin polysilicon suppliers. If our suppliers fail to deliver the polysilicon we have ordered and do not return our prepayments, our results of operations may be adversely affected. In addition, we may not be able to find alternative sources of polysilicon, which could adversely affect our business and results of operations. We recognized a provision for doubtful recoveries of $20.6 million, $17.9 million and $0.8 million for prepayments to suppliers for the years ended December 31, 2008 and 2009 and for the nine-month period ended September 30, 2010, respectively, and we did not recognize such provisions in 2007.

We use consumables in our production including slurry, sawing wires, crucibles and other materials. We source most of our consumables from suppliers in China. In January 2008, we acquired 33.5% of Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, in an effort to ensure supply of our needs for crucibles.

Equipment

We source our key manufacturing equipment mostly from leading international manufacturers, with some from reputable domestic manufacturers. GT Solar has provided most of our current DSS furnaces, with JYT Corporation providing the remaining DSS furnaces. All of our DSS furnaces are equipped with safety kits that limit potential damage in the event of an accident. JYT Corporation has provided all of our current monocrystalline pullers. GT Solar has also provided substantially all of our polysilicon reactors. Meyer Burger and Applied Materials have provided all of our squarers and wire saws. We purchase our cell and module equipment from various suppliers. We also purchase ancillary equipment from other manufacturers.

Research and Development

We have a dedicated R&D team at our manufacturing facility in Xinyu Hi-Tech Industrial Park. Its primary objectives are to enhance our product quality and to achieve a more efficient production process by improving yield and lowering production costs. Our current on-going initiatives include:

•	optimizing our solidification process to achieve the highest conversion efficiency;

•	improving our solidification purification process to allow us to use low-cost polysilicon materials without losing wafer efficiency and quality;

•	reducing polysilicon kerf losses and improving polysilicon recoveries;

•	improving our crucibles and coating technology to achieve re-usability of our crucibles;

•	optimizing our ingot and wafer sizes, including making larger ingots and larger and thinner wafers;

•	localizing the production of additional consumables in China; and

•	localizing the production of some of our auxiliary equipment in China.

In addition, we established the LDK Laboratory with Shanghai Jiaotong University in October 2005. This laboratory has been focused on developing quality consumables and supplemental equipment to be produced in China. Under our arrangement with Shanghai Jiaotong University, we and the university will jointly own all research results of the laboratory and we will have the priority right to utilize these research results. We and the university are entitled to 40% and 30% of all economic benefits derived from these research results, respectively, and the remaining 30% of the economic benefits will be reinvested in the laboratory. We plan to continue to expand our R&D efforts by establishing additional research ventures, both in China and overseas, to improve our production technologies and processes.

In 2007, we established the LDK Solar Research Center with Nanchang University in Jiangxi Province. This laboratory has been focused on producing lower-cost consumables and reducing the cost of utilizing locally procured consumables in our manufacturing process. Under our arrangement with Nanchang University, we and the university will jointly own all research results of the laboratory. Any commercial utilization of the research results is subject to further negotiation between us and Nanchang University.

Intellectual Property Rights

We have developed various production process related know-how and technologies in-house. In addition, we have a number of on-going R&D programs, including our collaboration with Shanghai Jiaotong University and Nanchang University, with a view to developing techniques and processes that will improve conversion efficiency and product quality or lower production cost. We currently do not have any patents or patent applications pending in China or elsewhere. We rely on nondisclosure agreements, trade secrets and technical know-how to protect our intellectual property and proprietary rights. We have entered into confidentiality, assignment of inventions and non-competition agreements with our executive employees, engineers and technicians. We have also entered into confidentiality arrangements with other employees, suppliers and distributors. Pursuant to the confidentiality, assignment of inventions and non-competition agreements, our senior employees, engineers and technicians have agreed and acknowledged that we own the rights to all technology, inventions, trade secrets, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business and that they must assign any ownership rights that they may claim in those works to us. We have not taken any action outside China to protect our intellectual property.

As of the date of this extract, we have 12 issued patents, four patent right grant notices, which entitle us to receive issued patents upon satisfaction of certain registration procedures, and 55 patent applications pending globally, of which 47 were pending in China. These patent applications and granted patents relate to various technologies, including polysilicon production, silicon recycling, wafer production processes, solar cell structure, module design and production equipment. While we currently use some of these technologies in our operations, we expect some of these technologies that we have not yet implemented have significant potential future applications. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us. You should refer to potential claims relating to our trademark in “Risk Factors—Risks Relating to Our Company and Our Industry—We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.”

Competition

The PV market is highly competitive and rapidly evolving. We may face increasing pressure on price reduction, reduced profit margin or loss of market share. Like us, during the past few years, other PV companies have also engaged in aggressive expansion programs. In addition, the number of new entrants in the PV market has also rapidly increased due to the growth of actual and forecasted demand for PV products.

As a vertically integrated manufacturer of PV products, we compete with other integrated solar companies as well as with manufacturers of polysilicon, solar wafers and modules, as well as developers of PV projects. We compete with international players such as BP Solar, Deutsche Solar, Ersol Solar Energy, Evergreen Solar, First Solar, Green Energy Technology, Kyocera, Hemlock, OCI, M.SETEK, MEMC, Motech, PV Crystalox, Q-Cells, Renewable Energy Corporation, or REC, Sanyo, Sharp, Sino-American Silicon, Sumitomo Mitsubishi Silicon Corporation, Sunpower and Wacker Chemie. We also compete with players based in China such as GCL-Poly, Jinggong P-D Shaoxing Solar Energy, Renesola, Suntech Power, Trina and Yingli. In recent years, many technology companies, which has historically not manufactured solar products, have recently also been developing PV capabilities in-house. These players include AU Optronics, Samsung and TSMC. Some of our current and potential competitors may have a longer operating history, wider name recognition, greater resources, larger customer base, better access to low-cost raw materials and greater economies of scale than us.

We believe that the key competitive factors in the PV market include:

•	cost competitiveness and price;

•	continuous access to high-quality and low-cost raw materials, including polysilicon feedstock;

•	product quality;

•	economies of scale;

•	advanced technology and manufacturing processes; and

•	strong global distribution channels.

Some companies have spent significant resources in the R&D of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of our solar wafers without compromising product quality. For example, there are polysilicon producers that are developing silicon production technologies that may lead to significantly lower cost to produce solar polysilicon of similar purity and quality as ours. There are also manufacturers who are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than our solar products. These alternative PV products may cost less than those based on multicrystalline or monocrystalline technologies while achieving the same of better level of conversion efficiency. Our founder, chairman, chief executive officer and controlling shareholder, Mr. Peng, in his personal capacity, and his family members engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. We have decided not to enter into the thin-film module production business.

The solar industry in general also competes with other sources of renewable energy and conventional power generation.

Property

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant long-term land use rights. In China, with very few exceptions, industrial land is owned by the state.

Owned property

We own the land use rights related to our production facilities, including our wafer, polysilicon and module production facilities, located in Xinyu City and Nanchang city, Jiangxi Province, China. In 2010, we acquired additional land use rights for a total site area of 1,247,393.7 square meters located in Xinyu City and Nanchang City for approximately $37.2 million. As of the date of this extract, we owned approximately 6,031,096.1 square meters for an original term of 50 years, renewable upon its expiration. We are currently in the process of acquiring land use rights with respect to a total site area of approximately 481,159 square meters.

As of the date of this extract, we have obtained real estate related to our plants in Xinyu City and Nanchang City, Jiangxi Province, China with a gross floor area of approximately 596,896.8 square meters and we are in the process of acquiring real estate with a total site area of approximately 248,280.0 square meters. We occupy our owned properties for purposes of production, R&D and as our headquarters office and employee living quarters.

Leased property

We currently lease 208 square meters of office space in Shanghai from an independent third party. This lease will expire in December 2011.

We also lease 2,860 square feet of office space in Sunnyville, California, from an independent third party. This lease will expire in April 2012.

In addition, we lease a 1,617 square feet of office space in Hong Kong from an independent third party. This lease will expire in January 2013.

We currently lease 18,423 square meters of factory and office space in Nanchang from an independent third party. The lease related to this factory space will expire in December 2011. The lease related to this office space does not have a fixed term. As of the date of this extract, the party from whom we lease this property has not provided us with the relevant property ownership certificates or consents from the owner of this property.

We also lease 76,856 square meters of office space in Suzhou from an independent third party. This lease will expire in December 2011.

We also lease 3,064 square meters of office space in Hefei from an independent third party. This lease will expire in August 2011.

Insurance

We maintain property insurance coverage on our facilities, production equipment and inventory in stock, which amounted to approximately $2,053.7 million as of September 30, 2010. We have also taken out insurance coverage for performance warranty of our PV modules from Munich Re, with a 25-year coverage to guarantee the performance of our modules perform at least at 90% of their capacity during the first 10 years and at least 80% during the remaining 15 years. We do not have insurance coverage on other assets of ours, such as products in transit, interruption of business or product liabilities. We consider our insurance coverage to be adequate to cover all normal risks associated with our operations in accordance with industry standards and practices in China. We have purchased director and officer liability insurance for our directors and officers.

Production Safety and Environment

We maintain strong environmentally responsible standards across our company. We are committed to building and operating safe and environmentally friendly polysilicon plants. We are in compliance with all applicable production safety and environmental protection laws and regulations in China. We emphasize production safety and endeavor to operate our manufacturing facilities in an environmentally responsible manner.

Safety

Our plants, working stations and various facilities have been designed to maintain a safe working environment. All of our DSS furnaces are equipped with safety kits that limit potential damage in the event of an accident. We have a designated safety monitoring office that directly reports to our senior management. We have adopted a set of production safety procedures that we require our employees to follow and we provide related training to our employees. Our team leaders are regularly required to confirm production safety and our managers are accountable for any failure to observe our safety procedures. To enforce our safety procedures, we have formulated an award and penalty system, awarding those who consistently follow safety procedures and penalizing those who fail to do so.

We require our employees who operate special equipment to have the relevant necessary training before they are allowed to operate such equipment. We conduct regular and required maintenance on our equipment to ensure proper and safe working conditions.

Environment

We have undertaken various measures to reduce pollution and the impact of our manufacturing process on the environment. These measures include monitoring and controlling solid waste, waste water, exhaust fumes and noise. We currently have an on-site waste water treatment station with a 30-metric-ton daily waste water treatment capacity. We believe that we are currently in compliance with all environmental laws and regulations applicable to our operations in China.

In our state-of-the-art polysilicon manufacturing facility, we have implemented the latest technology for recycling. The 15,000-metric-ton plant utilizes a vent gas recovery system that recycles and converts STC back to TCS for consumption in the polysilicon production process. Once fully ramped up, this plant will have a closed-loop system where the majority of the potential waste of STC by-product will be recycled. We have also completed the closed-loop operation at our 1,000-metric-ton plant.

Employees

We had an aggregate of 19,270 full-time employees as of September 30, 2010. We had an aggregate of 6,253, 14,130 and 13,464 full-time employees as of December 31, 2007, 2008 and 2009. Substantially all of these employees were located at our manufacturing plants in Xinyu City, Jiangxi Province, China. Compared to December 31, 2008, we reduced 666 employees to our workforce during the year ended December 31, 2009.

A breakdown of our employees by areas of operations and as a percentage of our workforce as of September 30, 2010 was set forth below:

	Number of	Percentage of
	Employees	Total

Manufacturing	16,039	83.2%
Quality control	1,031	5.4
Research, development and engineering	69	0.4
Administration	1,432	7.4
Production planning	490	2.5
Finance	128	0.7
Procurement	81	0.4

Total	19,270	100%

From time to time, we also employ part-time or contract employees, as required, to meet any increased demand for our products. We plan to hire additional employees as needed.

As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC local governments. We currently contribute approximately 29% of the staff’s basic salaries to such funds. Our contributions to the statutory retirement plans are charged to the consolidated profit and loss account as and when incurred. We also provide our employees with medical insurance and unemployment insurance as required by the PRC laws and regulations. For the years ended December 31, 2007, 2008 and 2009, our total expense under the statutory employee benefit plans was approximately $614,000, $2,354,603 and $4,096,699, respectively. For the nine-month period ended September 30, 2010, our total expense under the statutory employee benefit plans was approximately $4,062,913.

We have not experienced any significant difficulties in recruiting employees nor have we had any significant labor disputes. We consider our relationship with our employees to be good.

We enter into employment contracts with all of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with our company and for two to three years thereafter.

Legal and Administrative Proceedings

We and our directors and officers have been and in the future may be involved in allegations, litigation or legal or administrative proceedings, including those related to alleged violations of securities laws. Regardless of the merits, responding to these matters and defending against litigation can be time consuming and costly, and may result in incurring substantial legal and administrative expenses, as well as divert the attention of our management.

DESCRIPTION OF MATERIAL INDEBTEDNESS AND OTHER OBLIGATIONS

To fund our operations and our working capital requirements, we have entered into financing agreements with various financial institutions. As of January 25, 2011, our total external borrowings under all of our effective financing arrangements amounted to $2,547.1 million. Set forth below is a summary of the material terms and conditions of these loans and other indebtedness.

Loan Agreements

Certain of our PRC subsidiaries have entered into loan agreements with various PRC banks and financial institutions, including Bank of China, The Agricultural Bank of China, China Construction Bank, Industrial and Commercial Bank of China, CDB, China Merchants Bank, China Minsheng Bank, Huarong International Trust, Bank of Communications, Xinyu Chengdong Construction Investment Co., Ltd, Bank of Ganzhou, Export-Import Bank of China, Xinyu Rural Cooperative Bank, Huarong Financial Leasing Co., Ltd, Zhaoyin Financial Leasing Co., Ltd, Huishang Bank, Shanghai Pudong Development Bank, Hefei High-Tech Venture Park Management Co., Ltd. and Huaxia Bank. These loans have terms ranging from one month to 97 months. As of January 25, 2011, the aggregate outstanding amount under these loans totaled approximately Rmb 12,727.6 million, Rmb 8,526.5 million of which was due within one year and Rmb 4,201.1 million of which was due between one and eight years. Our loans are typically secured by land use rights, properties and/or equity interests held by the subsidiary borrowers and/or our other PRC subsidiaries as well guaranteed by certain of our other PRC subsidiaries. Certain of our loans are also secured by personal guarantees from Mr. Peng and/or his wife, Ms. Zhou Shan.

Interest

The principal amounts outstanding under these loans generally bear interest at floating rates calculated by reference to the relevant bank’s benchmark interest rate per annum. Floating interest rates generally are subject to review by the lending banks annually. Interest payments are payable either monthly or quarterly and must be made on each payment date as provided in the particular loan agreement. As of January 25, 2011, the weighted average interest rate on the aggregate outstanding amount of our loans was 5.2381% per annum.

Covenants

Under these loans, many of our subsidiary borrowers have agreed, among other things, not to take the following actions without first obtaining the relevant lenders’ prior written consent:

•	create encumbrances on any part of their property or assets or deal with their assets in a way that may adversely affect their ability to repay their loans;

•	grant guarantees to any third parties that may adversely affect their ability to repay their loans;

•	enter into related party transactions in respect of more than 10% of our net assets;

•	change their legal representatives or executives;

•	make any major changes to their corporate structures, such as entering into joint ventures, mergers and acquisitions and reorganizations;

•	create new encumbrances on the properties mortgaged or pledged to the lenders under loan agreements; and

•	alter the nature or scope of their business operations in any material respect.

In addition, if the subsidiary borrower becomes a party to any material litigation, arbitration or other judicial or administrative proceedings, the relevant subsidiary is required to notify the relevant bank and provide adequate assurance to the bank that the subsidiary continues to have the ability to repay the loan on time.

Events of Default

The loans contain certain customary events of default, including insolvency, inability to continue ordinary operations and breaches of the terms of the loan agreements. The banks are entitled to terminate their respective agreements and/or demand immediate repayment of the loans and any accrued interest upon the occurrence of an event of default. These loans generally contain cross-default provisions, under which the lenders can request immediate repayment in full of the loans if the relevant subsidiary defaults in payments under its other financing documents. In addition, a limited number of these loans have broadly-drafted cross-default provisions, under which the lenders can require immediate repayment in full of the loans if the relevant subsidiary defaults in any contracts that may adversely affect its ability to repay the loans.

Guarantee and Security

Certain of our PRC subsidiaries have entered into guarantee or security agreements with the PRC banks and financial institutions in connection with some of the loans, pursuant to which these subsidiaries have guaranteed all liabilities of the subsidiary borrowers under these loans. Further, as of January 25, 2011, Rmb 5,543.8 million of the loans were secured by land use rights, properties and/or equity interests held by the subsidiary borrowers and/or our other PRC subsidiaries.

Onshore Guarantee of Offshore Loan

Jiangxi LDK Solar, one of our PRC subsidiaries, has certain arrangements with China Merchants Bank, China Construction Bank, Bank of China and CITIC to finance our business and operations in Europe. Under these arrangements, Jiangxi LDK Solar applied for standby letters of credit to be issued by these PRC banks with onshore Renminbi deposits placed with these PRC banks as security, and their offshore affiliates or appointed offshore branches of other PRC banks provided banking facilities backed by these letters of credit to LDK Solar International Company Limited, one of our Hong Kong subsidiaries. These banking facilities generally have a term of one year from the drawdown date or 14 days before the expiry date of the relevant letters of credit, whichever is earlier. As of January 25, 2011, these arrangements amounted to approximately $230 million.

4.75% Convertible Senior Notes due 2013

We offered $400 million in aggregate principal amount of 4.75% convertible senior notes due April 15, 2013 in April 2008. As of the date of this extract, an aggregate principal amount of $360.1 million of these notes remain outstanding. In addition, an aggregate principal amount of approximately $31.9 million of a new series of notes also remain outstanding, with similar terms but without the option for the holders to require us to repurchase the notes on April 15, 2010.

Ranking

These convertible notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables.

Conversion Rights

These convertible notes are convertible at any time prior to (and including) the third day preceding the maturity date into our ADSs based on an initial conversion rate, subject to adjustment, of 25.4534 ADSs per $1,000 principal amount of notes (which represents an initial conversion price of approximately $39.29 per ADS). In lieu of delivery of ADSs in satisfaction of our obligation upon conversion of these convertible notes, we may elect to deliver cash or a combination of cash and ADSs. We will give notice, which shall be irrevocable, to holders through the trustee of the method we choose to satisfy our obligation upon conversion. If we do not give any notice within the applicable time period as to how we intend to settle, we shall satisfy our conversion obligation only in ADSs and cash in lieu of fractional ADSs.

Redemption of Convertible Notes at Our Option

These convertible notes may not be redeemed prior to April 15, 2011. At any time on or after April 15, 2011, we may, at our option, redeem these convertible notes, in whole or in part from time to time, in integral multiples of $1,000, at a redemption price in cash equal to 100% of the principal amount of the convertible notes we redeem plus any accrued and unpaid interest to, but excluding, the redemption date, provided that the closing sale price of our ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to the date of the notice of redemption is greater than 130% of the conversion price of these convertible notes on the date of such notice.

Repurchase of Notes by Us at the Option of the Holder

On April 15, 2011, holders of our convertible notes with an aggregate principal amount of $360.1 million as of January 25, 2011 may require us to repurchase all or a portion of their notes, in integral multiples of $1,000, at a price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date, subject to certain additional conditions.

In addition, holders of an aggregate principal amount of approximately $31.9 million of a new series of convertible senior notes do not have the option to require us to repurchase such notes on April 15, 2010.

Right of Holder to Require Us to Repurchase Notes if a Fundamental Change Occurs

If a fundamental change occurs, holders may require us to repurchase all or a portion of their notes, in integral multiples of $1,000, at a price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Events of Default

If an event of default on the notes has occurred and is continuing, the principal amount of the notes, plus any accrued and unpaid interest, may be declared immediately due and payable, subject to certain conditions set forth in the indenture relating to our convertible notes. These amounts automatically become due and payable upon certain events of default involving bankruptcy, insolvency or reorganization with respect to us or our subsidiaries.

Agreement to Sell Minority Stake in Polysilicon Business

On December 30, 2010, we and our wholly owned polysilicon-manufacturing subsidiaries entered into a subscription agreement with China Development Bank Capital Corporation Ltd., a wholly owned subsidiary of CDB, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and an investment fund affiliated with another major PRC bank. Under the terms of the subscription agreement, these investors agreed to subscribe for 240 million shares of series A redeemable convertible preferred shares of LDK Silicon, one of our wholly owned subsidiaries incorporated in the Cayman Islands, for an aggregate price of $240 million. The completion of this investment is still subject to various PRC governmental approvals relating to investments in foreign enterprises, in addition to the relevant corporate approvals of the parties. See “Summary—Other Recent Developments—Agreement to sell minority stake in polysilicon business” for additional details.

Anti-dilution Provisions

LDK Silicon’s preferred shares are convertible into its ordinary shares at the option of the holders at an initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares and before the closing of a qualified initial public offering of LDK Silicon, or Qualified IPO, as defined in the subscription agreement. This conversion right is subject to certain anti-dilution adjustments (i) when LDK Silicon, without the prior written consent of each investor, issues any equity securities for a per-share consideration less than the per-share subscription price paid by these investors, plus a 23% internal rate of return through the date of sale and (ii) for any share split, share dividend, share combination, recapitalization and similar transactions.

Mandatory Redemption

The investors in the preferred shares have the right to require us and/or LDK Silicon to redeem the preferred shares if (i) LDK Silicon fails to complete a Qualified IPO within two years following the completion of the investment or (ii) any material breach by any of us, LDK Silicon, Xiaofeng Peng, LDK Silicon Holding Co., Limited, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and LDK Solar High-Tech Co., Ltd. of the terms and conditions of the subscription agreement and other related transaction documents subsequent to the completion of this investment. In the event of such mandatory redemption, we will be required to pay a redemption price equal to 100% of the original subscription price of $240 million, plus a 23% internal rate of return on such subscription price through the date of redemption, minus any dividends paid up to the date of redemption.

Cash Compensation

The subscription agreement for the preferred shares also contains certain performance provisions. We will be required to pay cash compensation to the investors if the consolidated net profit of LDK Silicon and its subsidiaries fails to achieve a targeted net profit of $38 million for the year ended December 31, 2010 or $190 million in the year ended December 31, 2011. The amount of cash compensation is determined by the following formulas:

•	Cash compensation for 2010 = Subscription price × (1 − actual audited consolidated net profit in year 2010/$40,000,000), provided that the amount of the cash compensation will not exceed 23% of the subscription price; and

•	Cash compensation for 2011 = Subscription price × (1 − actual audited consolidated net profit in 2011/$200,000,000), provided that the amount of the cash compensation will not exceed 23% of the subscription price.

Based on our preliminary results of operations for the year ended December 31, 2010, we do not believe that we will be required to pay any cash compensation to the investors for 2010. In addition, pursuant to the subscription agreement, we will not be required to pay any cash compensation to the investors if LDK Silicon consummates a Qualified IPO by December 31, 2011.

Pledge of Shares

We have agreed to pledge 15% of the equity interest of Jiangxi LDK Solar Hi-Tech Co., Ltd. to secure our commitments under the subscription agreement.

Agreement to Acquire 70% of SPI

On January 5, 2011, we entered into a share purchase agreement with SPI to (i) subscribe for 42,835,947 shares of common stock, representing 44.9% of SPI’s outstanding common stock upon issuance, for an aggregate purchase price of $10.7 million; (ii) subscribe for 20,000,000 shares of series A preferred stock of SPI for an aggregate purchase price of $22.2 million; and (iii) purchase certain manufacturing equipment used for the manufacture of solar modules and other solar system products for $0.4 million. As of the date of this extract, we have completed the acquisition of SPI’s 42,835,947 shares of common stock and certain of SPI’s manufacturing equipment. When we complete the subscription of the series A preferred shares in accordance with the share purchase agreement, we will own 70% of the issued and outstanding common stock of SPI on an as-if-converted basis and will control SPI on the basis of our majority voting rights and the board composition in SPI. To finance the second phase of our investment in SPI, we are currently negotiating with a PRC commercial bank to secure financing in the aggregate principal amount of approximately $23 million. In connection with such financing, (i) LDK Solar USA, Inc. will be required to pledge its shareholding in SPI to the commercial bank and (ii) the Company will be required to enter into a receivable pledge agreement in respect of a shareholder loan it made to LDK Solar USA, Inc. in favor of the commercial bank, each as the collateral for the contemplated loan. Although the Company will be the borrower of this loan, we are using our U.S. subsidiary, LDK Solar USA, Inc., as the direct holder of our acquired equity interest in SPI, through a shareholder loan from the Company to LDK Solar USA, Inc.